Form 20-F
period 2002-12-31
SKY BRASIL SERVICOS LTDA
filed 2003-06-30
CIK 1031022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 333-06318

Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda.)

(Exact name of Registrant as specified in its charter)

Sky Brazil Services Limited (formerly Net Sat Services Limited)

(Translation of Registrant’s name into English)

The Federal Republic of Brazil

(Jurisdiction of incorporation or organization)

R. Prof. Manoelito de Ornellas 303-6 Andar, São Paulo, SP 04719-040, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12 3/4% Senior Secured Notes due 2004 of Sky Brasil Serviços Ltda.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

869,538,428 Quotas

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

-i-

-ii-

PRESENTATION OF CERTAIN INFORMATION

References in this annual report on Form 20-F to “Sky Brasil,” the “Company,” “we,” “our,” and “us” are to Sky Brasil Serviços Ltda., a Brazilian limited liability quota company, or limitada, and its wholly-owned subsidiaries, Promancor S.A., a Uruguayan corporation, or Promancor, and Net Sat USA, Inc., a Delaware, United States corporation, or Net Sat USA. References to “Globo” and “Globopar” are to Globo Comunicações e Participações S.A, a Brazilian corporation organized under the laws of Brazil. References to “News Corporation” are to The News Corporation Limited, a corporation incorporated under the laws of Australia. References to “LMI” are to Liberty Media International, Inc. (formerly known as Tele-Communications International, Inc.), which is a Delaware corporation and a wholly-owned subsidiary of Liberty Media Corporation. References to “Liberty” are to Liberty Media Corporation, a Delaware Corporation.

In this annual report on Form 20-F, references to “R$,” “Real” (singular) and “Reais” (plural) are to Brazilian Reais, the official Brazilian currency since July 1, 1994. References to “US$,” “U.S. Dollar” and “Dollar” are to the United States Dollar. References to a fiscal year are to the period from January 1 through December 31 of that year.

This annual report contains a translation of certain Real amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that these Real amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated. Unless otherwise indicated, Dollar amounts in this annual report have been translated from Reais at an exchange rate of R$3.5333 to US$1.00, based on the exchange rate on the commercial rate exchange market as reported by the Central Bank of Brazil on December 31, 2002. See “Item 3. Key Information—Selected Financial Data—Exchange Rate of Real per US$1.00.” The Central Bank of Brazil has also supplied certain devaluation data contained herein.

-iii-

FORWARD-LOOKING STATEMENTS

This annual report contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and include statements regarding the intent, belief or current expectations of Sky Brasil, its officers, and the members of its management board. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results and other developments, and contain words such as “may,” “might,” “should,” “intend,” “expect,” “anticipate,” “plan” and similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, our actual results could be materially different from the beliefs we express in our forward-looking statements. The following uncertainties, among others, may have such an impact:

•	adverse changes in our liquidity position;

•	changes in Brazilian economic conditions, including changes in interest rates, exchange rates and the performance of financial markets;

•	changes in governmental regulations applicable to our activities;

•	the advent of new communication technologies or distribution systems that compete with our own;

•	competitive pressures on product pricing and services, industry consolidation and the relative success and timing of our business strategies;

•	our continued access to the capital we need to implement our business plan; and

•	the other matters discussed under “Item 3. Key Information—Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Sky Brasil does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

-iv-

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected financial and operating data for fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998. You should read this data in conjunction with our financial statements, including the notes thereto, which qualify this information in its entirety. The financial statements have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, independent accountants. All of the data should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects.” The financial statements included in this annual report are presented in accordance with U.S. GAAP, which differs in certain respects from accounting principles applied in our local, Real-denominated financial statements, which are prepared in accordance with the Brazilian corporate law method. The preparation of financial statements requires the use of management’s estimates; actual results could differ from these estimates. See “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies.”

	Year ended December 31,
	2002	2001	2000	1999	1998
	(In thousands of U.S. Dollars, except number of quotas)

Statement of Operations Data:
Net revenue(1)	176,560	192,833	197,236	135,777	114,903
Operating loss	25,164	29,202	92,965	55,346	162,843
Net loss	386,598	144,474	189,091	198,015	164,646
Number of quotas	869,538,428	824,923,729	623,693,093	381,925,501	235,940,465

Balance Sheet Data (at period end):
Total assets	123,475	335,058	364,613	384,078	432,640
Long term obligations	422,803	428,577	228,108	449,902	428,238
Partnership interest (deficit)(2)	(356,056)	(157,131)	(149,953)	(118,880)	(49,617)
Capital (quotas)	533,809	515,359	425,909	293,108	211,108
Additional paid-in capital	67,550	—	—	—	—

(1)	Revenues are shown net of value-added sales and other taxes of US$32,501, US$33,985, US$26,422, US$12,766 and US$10,477 for fiscal 2002, 2001, 2000, 1999 and 1998, respectively.

(2)	Partnership interest (deficit) refers to net assets (liabilities).

See “Item 5. Operating and Financial Review and Prospects” with respect to a discussion of Brazil as a highly inflationary economy as defined in Statement of Financial Accounting Standards No. 52 and the adoption of the Real as Sky Brasil’s functional currency as of January 1, 1998.

The following table sets forth exchange rate information based on the average commercial rate exchange market rate for U.S. Dollars for the periods and dates indicated.

Exchange Rate of Real per US$1.00

Year	Low	High	Average(1)	Year-End
1998	1.1164	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9353	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003 (through June 25)	2.8491	2.9780	2.8834	2.8559

Source: Central Bank of Brazil.

(1)	Calculated by using the average of the exchange rates on the last day of each month during the year.

Exchange Rate of Real per US$1.00

Month	Low	High
December 2002	3.4278	3.7980
January 2003	3.2758	3.6623
February 2003	3.4832	3.6580
March 2003	3.3531	3.5637
April 2003	2.8898	3.3359
May 2003	2.8653	3.0277
June 2003 (through June 25)	2.8491	2.9780

Source: Central Bank of Brazil.

On December 31, 2002, the exchange rate on the commercial rate exchange market was R$3.5333 to US$1.00. For further information regarding the foreign exchange market in Brazil, see “—Risk Factors—Risks Associated with Brazil—Our financial results presented herein are expressed in Dollars and can be significantly affected by the relative rates of currency devaluation and inflation” and “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

The following is a discussion of risks associated with Sky Brasil. Some of the risks of investing in our securities are general risks associated with doing business in Brazil. Other risks are specific to our business. The following risks, if they actually occur, could have a material adverse effect on our business, financial condition or results of operations. You should carefully consider the risks and uncertainties described below and the other information contained in this annual report, including the discussion set forth in “Item 4. Information on the Company,” and

“Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Associated with the Company

We are dependent upon future investments by our quotaholders, particularly by The News Corporation Limited, and any failure by them to invest in the Company may impair our financial position.

Historically, our quotaholders, or equity holders, have made capital contributions to cover our cash operating requirements. During fiscal 2002, 2001, and 2000, these capital contributions totaled US$86 million (US$67.5 million represented additional paid-in capital), US$89 million and US$133 million, respectively, and we issued additional quotas, or equity interests, in consideration thereof. In October 2002, Globo announced that the effects of the devaluation of the Real made it necessary to reschedule its financial debt obligations. Prior to such announcement, Globo and News Corporation had agreed to an arrangement whereby Globo would reduce its projected investments in Sky Brasil by US$50 million. Under this arrangement, commencing in July 2002, News Corporation increased its total projected investments in Sky Brasil by the same amount.

We cannot assure you that Globo will be successful in rescheduling its financial debt obligations and what impact, if any, it may have on our business, financial condition and results of operations.

Any failure of our quotaholders to make expected capital contributions might prevent us from meeting our obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations.

We may continue to incur net losses and negative operating cash flow.

Since 1996, we have sustained substantial net losses and substantial negative operating cash flow primarily due to start-up costs and selling and advertising expenses incurred to build our Ku-band direct broadcast satellite, or DBS, customer base and interest expense and foreign exchange losses incurred in respect of our Dollar-denominated debt obligations. We expect to continue to experience net losses and negative operating cash flow for at least the next two years while we attempt to expand our customer base. We cannot assure you that any increase in the number of our customers will result in profitability or positive cash flow for us in the foreseeable future.

Our ability to expand our Ku-band DBS customer base will depend upon our ability to reach our target market through successful advertising and promotional campaigns, the cost of our programming, and relative programming appeal to customers.

We cannot assure you that we will be successful in our endeavors to establish and maintain a substantial customer base or that we will generate sufficient revenues, when taken together with our sources of financing, to service our indebtedness, including US$200 million principal amount of our 12¾% senior secured notes due 2004, or the Notes, and to fund our operations. See “Item 4. Information on the Company”, “Item 5. Operating and Financial

Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” and note 6 to the financial statements.

Indeed, changes in Brazilian economic conditions have caused other providers to encounter financial difficulties. During 2002, Net Serviços de Comunicação S.A., or Net Serviços, formerly known as Globo Cabo S.A., a cable operator in Brasil in which Globo has a majority equity interest, entered into negotiations with its creditors in order to restructure its debts. In March 2003, DIRECTV Latin America entered into reorganization under Chapter 11 of the United States Bankruptcy Code. DIRECTV Latin America has rejected its contracts with the Disney Channel, Music Choice and some program suppliers in the bankruptcy proceeding. Both Net Serviços and Galaxy Brasil have experienced constant decreases in their customer base.

Our high degree of leverage and installment debt incurred to purchase satellite transponder capacity may limit our ability to obtain new financing required to continue operations.

At December 31, 2002, we had indebtedness of approximately US$430 million, consisting substantially of the Notes and certain obligations under a transponder purchase agreement, and our total liabilities exceeded our total assets by US$356 million. See note 6 to our financial statements. The degree to which we are leveraged could have important consequences to our financial position and to our quotaholders, including the following: (1) our ability to internally fund or obtain financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes may be impaired; and (2) our flexibility in planning for, or reacting to, changes in market conditions and industry trends may be limited and therefore, we may be more vulnerable in the event of a substantial downturn in general economic conditions in Brazil.

Although we believe that our existing working capital and funds from capital contributions that we expect to receive from our quotaholders will be sufficient for the operation and expansion of our Ku-band DBS service, we may require additional financing in order to service our indebtedness and fund our operations. We cannot assure you that any such financing will be available on terms acceptable to us, or at all. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the Notes. Moreover, our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Brazil and to financial, business and other factors, including factors beyond our control, such as the willingness of our quotaholders to contribute additional capital to finance any cash flow deficiency. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our long-term debt and a significant portion of our current liabilities, which are denominated in Dollars, expose us to currency exchange risks.

Substantially all of our debt obligations, including the Notes and payments under our satellite transponder purchase agreement, are, and are expected to continue to be, denominated in Dollars. In addition, a significant portion of our current liabilities, including technology licenses and equipment costs, and part of our expenses relating to the acquisition of programming, are denominated in or indirectly indexed to Dollars. At the same time, substantially all of our revenues are denominated in Reais. As a result, we are exposed to currency exchange risks, which may have a material adverse effect on our business, financial condition and results of operations, as well as our ability to meet our debt service obligations, including the payment of principal and interest on the Notes, and our operating expenses. In general, when the Real devalues relative to any foreign currency in which debt or other obligations are denominated, such as the U.S. Dollar, such obligations become more expensive to repay in Reais and we incur a foreign exchange loss with respect to such obligations. Conversely, when the Real appreciates against the Dollar, we require fewer Reais to repay such obligations and we recognize a foreign exchange gain with respect to such obligations. In addition, if we cannot increase our prices to match the rate of inflation, even if the rate of inflation matches the rate of devaluation, our ability to meet our debt service obligations, including the payment of principal and interest on the Notes, and our operating expenses may be impaired. Accordingly, shifts in currency exchange rates may have a material adverse effect on us and may force us to seek additional capital, which may not be available. See note 6(c) to the financial statements.

We may lose customers to competitors in the pay television, broadcast television and the entertainment industry in Brazil.

The pay television industry in Brazil has been, and is expected to remain, highly competitive. We believe that competition in the pay television business is based upon pay television service availability (i.e., a region’s ability to receive a pay television signal), customer satisfaction, program offerings, price, distribution capabilities and the quality of the system network. We currently compete with providers of Ku-band DBS services, as well as cable services and multi-channel multi-point distribution systems, or MMDS. Outside of the pay television services, we compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores and other entertainment and leisure activities in general.

We believe that our primary competition will be from new terrestrial cable systems that were launched in 2001 and are currently being operated by companies licensed to cover geographical areas that are served by our DBS system. As the pay television market in Brazil develops, we also expect to compete with additional providers of Ku-band DBS services and to face competition from a number of existing and future sources, including potential competition resulting from emerging and new technologies in the pay television industry.

We presently compete with, or expect to compete with, among others: (1) emerging terrestrial regional cable systems affiliated with Neo TV in São Paulo and São Paulo State, and other major cable systems operated by affiliates of Net Brasil, such as Net Serviços; (2) a Ku-band DBS service operated by Galaxy Brasil Ltda, or Galaxy Brasil, an affiliate of DIRECTV Latin America, under the name “DIRECTV” and a Ku-band DBS service operated by Tectelcom Técnica em Telecomunicações Ltda., or TecSat; (3) MMDS, including those systems operated by Tevecap in São Paulo, Rio de Janeiro, and Curitiba, and by TV Filme, in which Tevecap has a minority interest, in Belém, Brasília and Goiânia; and (4) Brazilian off-air broadcast networks and their local affiliates.

In April 2003, News Corporation announced a transaction in the United States which, if consummated, may result in an acquisition by News Corporation of an indirect minority interest in DIRECTV Latin America. See “Item 8. Financial Information-Significant Changes.”

We may not be able to grow our customer base because of the significant start up costs that must be incurred by a new customer to purchase the equipment required to receive our DBS services.

In order to utilize our services, a new customer is required to make a significant up-front investment by purchasing a SKY-Kit, which consists of an integrated receiver and decoder, or IRD, a remote control and a satellite dish. The price of the SKY-Kit may discourage potential customers from subscribing to our services; however, we believe that the current price to obtain the SKY-Kit is low enough to attract a significant number of customers. We expect that the SKY-Kit’s cost will decrease over time due to technological advances and economies of scale in their manufacture and distribution, but we cannot assure you that the price of a SKY-Kit to our customers will remain competitive with the costs of competing services, such as cable and MMDS. If the price to customer discourages potential customers or does not remain competitive, we may not be able to grow our customer base. Failure to grow our customer base could have a material adverse effect on our results of operations and financial condition.

Our ability to provide our customers with SKY-Kits, which are necessary to receive our DBS services, is dependent upon third party suppliers.

We are dependent upon third parties to supply the components of our SKY-Kits, which are necessary for our customers to receive our Ku-band DBS transmission. We have supply agreements with Gradiente Audio e Video Ltda., or Gradiente, Motorola Inc., Philips do Brasil Ltda., or Philips, and Elsys Ltda., or Elsys. If these principal suppliers fail to provide necessary SKY-Kit components on a timely basis, we may be unable to replace these components without delay or additional expense, or at all. The lack of adequate SKY-Kit components could have a material adverse effect on our business, financial condition and results of operations.

Our ability to attract and retain customers depends on the availability of desirable programming from third party programmers.

Our ability to compete successfully depends on our ability to obtain desirable programming, including Portuguese language programming at prices that enable us to offer it to our customers at competitive prices. Although we anticipate obtaining significant programming from Globo, News Corporation and LMI, we also depend on third parties to provide us with high quality programming that appeals to mass audiences. We cannot assure you that such third party programming will be available to us on acceptable terms, and if available, that such program services will be acceptable to our customers. In addition, we cannot assure you that agreements to acquire such programming in the future will be obtained on favorable terms, or at all. Failure to acquire third party programming could have a material adverse effect on our ability to attract and maintain customers, and therefore could materially adversely affect our business, financial condition and results of operations.

We are dependent upon third parties to launch, control and maintain the operation of the satellites we require to deliver our DBS services to our customers.

Our business depends upon the launch, operation and maintenance of satellites by third parties. We lease 14 transponders on the PanAmSat Corporation’s satellite PanAmSat-6B, or PAS-6B, to provide Ku-band DBS service to our customers. PAS-6B was successfully launched in December 1998 and placed in service in April 1999. In general, satellites are subject to significant risks, including defects, launch failure, destruction, damage and incorrect orbital placement that may prevent or impair proper commercial operations. We cannot assure you that in the future, we will not experience disruptions of PAS-6B’s transmissions. In the event of such a disruption, we cannot assure you that we will be able to obtain rights on acceptable terms, if at all, to continue to transmit programming to our customers. Our ability to transmit programming following the expected useful life of PAS-6B (estimated to be 15 to 20 years from the date it was placed in service) and to broadcast additional channels will depend upon the successful launch of other satellites and our ability to purchase, or obtain rights to utilize, transponders on such satellites on terms that are acceptable to us. Our inability to transmit programming to our customers could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily regulated and changes in regulations or the failure to obtain required regulatory approvals could adversely affect our ability to operate.

The construction and launch of broadcasting satellites and the operation of satellite broadcasting systems are subject to substantial regulation by the Brazilian Ministry of Communications and the Agência Nacional de Telecomunicações, or ANATEL, the National Telecommunications Agency. The rules of these two regulatory agencies are subject to change in response to industry developments. Additionally, certain aspects of television and telecommunications operations and ownership are governed by the Brazilian Constitution, which has been revised on several occasions. The current government or a subsequent government may enact new regulations applicable to our business. Our business and business prospects could be adversely affected by the adoption of new constitutional amendments, laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, programming, transmission and spectrum specifications, consumer protection or other matters could have an adverse effect on our business and results of operations.

While we have generally been successful with respect to compliance with regulatory matters, we cannot assure you that in the future we will succeed in obtaining all requisite regulatory approvals for our operations without the imposition of restrictions on, or adverse consequences to, us or at all. Additionally, we cannot assure you that material adverse changes in regulations affecting the DBS industry in general, and Sky Brasil in particular, will not occur in the future or that we will be able to obtain the required permits to carry on our business.

We rely upon third party encryption technology, the failure of which might result in the loss of revenue from piracy of our programming.

Piracy in the DBS and cable television industries has been a widely reported problem. We utilize third party encryption technology to prevent signal theft or “piracy.” NDS Group plc, or NDS, a majority-owned subsidiary of News Corporation, provides us with encryption technology. We believe that our access control system, which permits encoding and decoding of our signals, is adequate to prevent unauthorized access to our programming. Further, since our Ku-band receiver employs smart card technology that provides an easy and effective method to authorize and terminate authorization of subscription programming by decoding the signal at the customer’s home, it is easier and less expensive to change the conditional access control system in the event of a security breach. There can be no assurance that the encryption technology utilized in connection with our DBS system will remain effective. If the encryption technology is compromised, we will be dependent upon NDS to promptly address and correct the security breach. This could have a material adverse effect on our business, financial condition and results of operations.

Our business will suffer if we do not respond rapidly to technological changes in the Brazilian DBS industry.

The pay television industry has traditionally been, and is likely to continue to be, characterized by rapid technological change, evolving industry standards and frequent product enhancements. In particular, the impact of digital compression technology, which enables service providers to transmit multiple channels on the same frequency, on the Brazilian pay television industry is uncertain. We utilize digital compression technology in our Ku-band DBS business, and this technology is also under development for other transmission media, including MMDS. Digital compression technology could result in the emergence of lower cost delivery systems and increased competition in the Brazilian pay television industry. Although we believe that, for the foreseeable future, existing and developing alternative technologies will not have a material adverse effect on the viability or competitiveness of our Ku-band DBS business, we cannot assure you that we will not need to expend substantial financial resources in the development or implementation of new competitive technologies. Our failure to develop or implement new competitive technologies that satisfy customers’ requirements and compete successfully with the services offered by our competitors could have a material adverse effect on our business, financial condition and results of operations.

We engage in transactions with related parties that may affect our ability to bargain for competitive prices for programming and other services.

We currently engage in, and expect to engage in from time to time, transactions with Globo, News Corporation and LMI, which collectively own 100% of our issued and outstanding equity interests, or quotas, and their subsidiaries and other affiliates to obtain programming and other services we require. Among other things, we obtain significant programming content on an exclusive basis (relative to other DBS providers) from Globo, News Corporation and LMI and their respective programming affiliates. Since Globo, News Corporation and LMI control us, we may not be able to bargain with them for competitive pricing for programming content from them, and they may effectively limit our ability to obtain programming from them. If we are unable to obtain programming at prices that allow us to offer our services to customers at prices that are competitive to those of other service providers, or if the programming content supplied to us by Globo, News Corporation and LMI is not as competitive or appealing compared with that of other service providers, we will be unable to retain customers or to attract new customers at acceptable levels. Our ability to attract new customers and retain existing ones is directly related to the quality and price of the programming we provide. Any inability to retain customers or to attract new customers for our service could have a material adverse effect on our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 4 to the financial statements.

In addition, our conditional access and customer management services are provided by NDS. DTH TechCo Partners, a Delaware general partnership of subsidiaries of Globo, News Corporation, Grupo Televisa, S.A., a Mexican media conglomerate, and LMI, provides us with play-out and uplink facilities in the United States. There can be no assurance that NDS and DTH TechCo Partners will continue to provide conditional access, customer management services, and play-out and uplink facilities, respectively, to us at prices that allow us to remain competitive in the markets in which we operate. Any inability to secure such services could have a material adverse effect on our business, financial condition and results of operations. See “Item 7. Major Shareholders and Related Party Transactions.”

As a result of Globo’s rescheduling its financial debt obligations, it has not been providing funding to DTH TechCo. Thus far, Televisa, News Corporation and Liberty Media have made loans to DTH TechCo. to cover its operating costs and we expect that they will continue to do so. Our quotaholders are in discussions regarding how DTH TechCo. will be fully funded but no assurance can be given that we will reach a satisfactory resolution regarding how to provide continued funding for DTH TechCo. If any of our quotaholders fail to provide sufficient funds to allow DTH TechCo. to continue operating, then DTH TechCo.’s ability to provide service to us, and our ability to provide services to our customers could be compromised. If we are unable to obtain replacement services at comparable prices, we would experience a material adverse effect on our business.

Other business interests of our quotaholders may create a potential conflict of interest with our business.

Globo controls approximately 54% of our registered capital stock, subject to the provisions of a Quotaholders’ Agreement requiring the affirmative vote of both Globo and News Corporation to take significant actions involving us. As a result, Globo has the ability to control certain limited operations undertaken by Sky Brasil. Globo has agreed to only engage in the DBS business in Brazil through us. However, Globo controls or has significant interests in one of our competitors, Net Serviços, which has a controlling, majority interest in terrestrial cable television companies in approximately 44 cities throughout Brazil, including São Paulo and Rio de Janeiro. We intend to compete in all of the markets we operate in regardless of whether Globo, or an entity in which Globo has an interest, is also competing in the market.

In April 2003, News Corporation announced a transaction in the United States which, if consummated, may result in an acquisition by News Corporation of an indirect minority interest in DIRECTV Latin America. See “Item 8. Financial Information-Significant Changes.”

Because of Globo and News Corporation’s familiarity with our business strategy and customer information, any direct or indirect competition with either could be particularly effective and could have a material adverse effect on our business, financial condition and results of operations.

We rely upon a licensing agreement with Globo to engage in our business.

Pursuant to a licensing agreement we have with Globo, we have been relying upon Globo’s license from the Brazilian Ministry of Communications to engage in the pay satellite television business. On July 12, 1996, we entered into a consortium agreement with Globo pursuant to which the pay satellite television business operated by us utilizes Globo’s license. On March 11, 2003, Globo and Sky Brasil jointly requested that ANATEL authorize the transfer of Globo’s license to Sky Brasil. We expect a final decision in the third quarter of fiscal 2003, but we cannot assure you that we will be able to obtain such approval without delay or at all. If we obtain approval of the transfer by ANATEL, Sky Brasil and Globo will terminate the consortium agreement.

Risks Associated with Brazil

Brazil is considered an emerging market and various political and economic uncertainties could affect the market value and liquidity of the Notes.

Brazil is generally considered by investors to be an emerging market. Political, economic or social instability or other developments in Brazil could adversely affect our business, financial condition and results of operations, our ability to pay amounts due under the Notes and their market value and liquidity. During the 1980’s and early l990’s, the Brazilian economy was characterized by high levels of inflation, low real growth rates and political uncertainty. Moreover, political, economic, social and other developments in other emerging markets may adversely affect the market value and liquidity of the Notes. Mr. Luiz Inácio Lula da Silva became the new President of Brazil, replacing Mr. Fernando Henrique Cardoso in January 2003. The new government has pursued similar governmental policies to the previous government. However, we cannot predict whether President Lula will continue following these policies or adopt others and what effect these other policies will have on Brazilian economic conditions or on our business, financial condition or results of operations.

The Brazilian government has historically exercised significant influence over the Brazilian economy.

The Brazilian government has historically exercised significant influence over the Brazilian economy, which has been characterized by its frequent and occasionally drastic intervention. The Brazilian government has often changed monetary, credit, tariff and other policies to influence the course of Brazil’s economy. For example, Brazil has historically experienced extremely high rates of inflation. Historically, inflation, as well as certain governmental measures to combat inflation, have had significant negative effects on the Brazilian economy and have distorted our financial results both positively and negatively. See “Item 5. Operating and Financial Review and Prospects.” The Brazilian government’s actions to control inflation and implement other policies have often involved wage and price controls, as well as other interventionist measures, such as assuming management of large Brazilian banks, freezing bank accounts and imposing capital controls. Governmental policies to prevent, or in response to, inflation, devaluation, social instability and other political, economic or diplomatic developments involving tariffs, exchange controls, regulations and taxation may have a material adverse effect on our business and financial condition.

The Conselho Monetário Nacional, or the CMN, the National Monetary Council, chaired by the Minister of Finance, is responsible for establishing Brazilian currency and credit policies, and the Central Bank of Brazil is responsible for implementing these policies. The CMN and the Central Bank of Brazil may not be regarded as independent government agencies because the principal guidelines of the monetary policy in Brazil are determined by the Brazilian government, which exerts a direct influence on the business operations of the banking industry in Brazil. Any future actions taken by the Brazilian government concerning the economy may have important effects on Brazilian entities, including us, and on market conditions, prices and returns on Brazilian securities.

Since President Lula took office on January 1, 2003, he has proposed several new austerity policies to be voted on by the Brazilian Congress, such as the reform of the Brazilian social security and welfare systems to address underfunding issues and the Brazilian Taxation and Bankruptcy Legislation.

To date no significant legislative or official changes have been made by Mr. Lula’s government.

Governmental policies may have a significant impact on the Brazilian economy, Brazilian companies, including us, and on market conditions, prices and returns on securities such as the Notes.

Our financial results presented herein are expressed in Dollars and can be significantly affected by the relative rates of currency devaluation and inflation.

Primarily as a result of inflationary pressures, the Brazilian currency has been devalued repeatedly during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (with the frequency of adjustments ranging from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. Although, over long periods of time, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, such governmental actions over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the Dollar. Our financial results as expressed in Dollars can be significantly affected by the relative rates of the Real devaluation and inflation.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the Real against the U.S. Dollar using a policy that allowed the exchange rate to fluctuate within a band, which was adjusted periodically. In January 1999, the Central Bank removed the band and permitted the Real to fluctuate freely against the U.S. Dollar. After the announcement of the new floating exchange rate policy, the Real was devalued significantly from R$1.3194 per US$1.00 to R$1.4659 per US$1.00 on January 15, 1999. Since that time, the Real has maintained a general trend of devaluation, with occasional periods of revaluation. At

December 31, 2002, the exchange rate of the Real to the U.S. Dollar was R$3.5333 per US$1.00. At June 25, 2003 the exchange rate closed at R$2.8559 per US$1.00. We cannot assure you that the Real will stabilize or that the Brazilian monetary authorities will not alter Brazil’s current exchange rate or monetary policies in the future.

The Brazilian economy is subject to extreme inflation and measures taken by the Brazilian government to control inflation may affect customers’ willingness to subscribe for our services.

Brazil has historically experienced extremely high rates of inflation. For example, in 1993, the rate of inflation in Brazil exceeded 2,700%. Inflation and government efforts to combat inflation have had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation, and public speculation about possible future actions, have contributed significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Future measures to combat inflation could have material adverse effects on the Brazilian economy and our results of operations.

The Brazilian government has introduced a number of economic stabilization plans over the years. Until 1994, none of the plans successfully reduced inflation over the long-term. In 1994, the Brazilian government introduced the Real Plan. Since the Real’s introduction on July 1, 1994, Brazil’s inflation rate has been substantially lower than in previous periods. General price level inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, or the IGP-DI Index, was:

Year	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
%	1,158.0	2,708.0	1,093.0	14.8	9.3	7.5	1.8	20.0	9.8	10.4	26.4

In June 1999, the government adopted an inflation target framework for monetary policy, announcing target rates of 8%, 6%, 4% and 6% for consumer inflation rates in the years 1999, 2000, 2001 and 2002, respectively, plus or minus a margin of 2%. Although the 1999 and 2000 IGP-DI Indices were 20% and 9.8%, respectively, consumer inflation rates of 8.9% and 5.97%, respectively, were within the target range. In 2001 and 2002, however, the consumer inflation of 7.67% and 12.2% were impacted by exchange rates.

The inflationary pressures resulting from a January 1999 devaluation of the Real were moderated somewhat by reductions in government spending, increases in selected taxes and relatively high interest rates, which peaked at an annual rate of 45.0% in March 1999. In 1999, Brazil’s gross domestic product grew by only 0.2%. For the years 2000, 2001, and 2002, Brazil’s gross domestic product grew by 4.5%, 2% and 1.5%, respectively. We cannot assure you that measures taken by the Brazilian government to control the level of inflation, including changes in tax policy or interest rate policy, or adjustments to the value of the Real will not have a material adverse effect on our business, financial condition, results of operations, cash flows or our prospects.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF SKY BRASIL

We are the leading provider of DBS services in Brazil. Our quotas are owned indirectly by Globo (54%), News Corporation (36%) and LMI (10%). We initiated our C-band, or analog, DBS service in Brazil starting in 1993, offering 22 channels to selected regions in Brazil. In October 1996, we launched a digital DBS service, under the “Sky” brand, in order to expand our customer base and strengthen our market position. In 1997 we started converting our analog customer base to digital service, and in July 1998, we terminated our analog DBS service. Today, our Ku-band technology enables us to offer over 150 channels, and our “footprint”, or broadcast coverage area, encompasses all of Brazil’s estimated 41 million television households, according to the January 2003 report from Target Instituto de Pesquisa and Associação Brasiliera de Televisão por Assinatura, or ABTA. Since our inception, our quotaholders have facilitated access to desirable programming and technology made available by their affiliates.

We are a limited liability quota company, established on September 3, 1993, under the laws of the Federal Republic of Brazil. In fiscal 2002, we changed our name from Net Sat Serviços Ltda. to Sky Brasil Serviços Ltda. Our legal domicile and principal executive office is located at Rua Prof. Manoelito de Ornellas, 303–6th floor, 04719-040 São Paulo, SP, Brazil. Our telephone number is 55-11-5643-1000.

BUSINESS OVERVIEW

Company Overview

Sky Brasil’s customer base grew to over 732,000 Ku-band DBS customers as of December 31, 2002. As of December 31, 2002, the total pay television market consisted of over 3.5 million customers, according to the Pay TV Survey 2002, published in March 2003, or the Pay TV Survey.

The Brazilian Television Industry

Television Market in Brazil

The television industry in Brazil began in 1950 with the establishment of TV Tupi in São Paulo. In Brazil, watching television is a significant leisure activity, and Brazil is now the largest television and video market in Latin America with an estimated 41.0 million television households which, as of December 31, 2002, watched, on average, approximately 5.0 hours of television per day. The Brazilian television industry consists of two segments, broadcast television and pay television. Pay television services, which were initiated in 1991, are presently delivered to an estimated 3.5 million Brazilian customers, representing approximately 9% of Brazilian television homes, by means of cable television, MMDS and Ku-band DBS transmission technologies, according to ABTA, March 2003. By comparison, as of December 31, 2002, 43% of television homes in Argentina, 23% of television homes in Chile and 89% of television homes in the United States subscribed to pay television, according to a report published by Pyramid Research in 2002. According to the Pay TV Survey, Brazil will have an estimated 4.2 million pay television subscribers by the year 2005.

Broadcast Television Industry Overview

Broadcast television services are currently available to almost the entire Brazilian population without payment of a subscription fee through six privately owned national broadcast television networks and their affiliates, and a government-owned national public television network. The six national broadcast television networks are the Globo Network, SBT, Rede Bandeirantes, Rede TV, TV Record and CNT/Gazeta. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, the pricing of which is based in part on audience share and ratings for the networks’ programs. Programming offered by pay television services directly competes for audience share and ratings with the programming offered by the broadcast television networks as well as regional and local television broadcasters. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout the 26 states of Brazil and the Federal District.

Globo is the largest television broadcaster in South America and its Globo Network, the network of Brazilian television stations carrying TV Globo programming, is dominant in broadcast television in Brazil. The next three largest television broadcasters in Brazil are the SBT, Rede Bandeirantes and TV Record networks. The majority of the remaining programming is broadcast by independent local television stations operating out of single locations.

Pay Television Industry Overview

The advent of commercially available pay television services in Brazil occurred in 1991 with the construction of several major cable systems in the cities of Florianópolis and Curitiba and the commencement of MMDS services in São Paulo and Rio de Janeiro. Although cable television services in Brazil have existed on an experimental basis since 1978, we believe that the primary reasons for the delay in bringing pay television services to Brazil were the lack of a clear regulatory environment for such services, the perceived high quality of Portuguese language programming available on broadcast television networks and the extensive geographic coverage of these networks. While the customer base of the Brazilian pay television industry has grown substantially since 1991, the relatively late introduction of pay television to Brazil, for the reasons discussed above, has resulted in one of the lowest penetration rates in Latin America.

Cable Television

Widespread availability of cable television services in Brazil is relatively recent. The Brazilian cable industry served an estimated 2.1 million customers as of December 31, 2002, according to the Pay TV Survey. Under current Brazilian law regulating cable transmission, licenses for each city are granted to one or more cable service companies and one MMDS operator, which are free to compete with each other. The government granted a total of 388 MMDS and cable licenses through March 2003, of which only 246 are currently operating. New companies are currently exploiting these licenses in various parts of Brazil.

Cable service involves a network that employs radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four primary parts: a head-end, a distribution network, a customer network and a house terminal. The programming is collected from the head-end, and then processed and fed into the distribution path consisting of trunk and distribution cable, which consists of coaxial and/or fiber optic cables. The signal is then fed into a customer network that is either located in an apartment building, hotel or a customer’s home.

Cable customers typically receive 28 to 60 television channels, including local channels aired through conventional broadcast television via analog signal. Cable customers generally pay an average initial one-time installation charge of approximately R$100 and a monthly subscription fee of approximately R$40 to R$100.

There are many rural and less densely populated areas of Brazil with little or no cable television availability. The cost to install a cable system would be significant and, in many cases, economically unfeasible. We believe that rural areas provide a prime market for our satellite television services. According to a report published by ANATEL in 2002, of the more than 5,000 Brazilian towns, approximately 495 currently have access to cable or MMDS. Consequently, in many cases, satellite transmission is the most economical and sometimes the only way that pay television programming can be provided to consumers in Brazil.

MMDS

MMDS, commonly called wireless cable, is a microwave transmission system that operates from a head-end similar to the head-end of a cable system. The head-end receives programming, generally via a satellite dish. This programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located on a customer’s premises. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator.

Subscription services utilizing MMDS technology were introduced in Brazil in 1991, initially targeting the largest urban areas of the country. MMDS offers significant cost advantages over traditional hard-wire cable technology. It does not require the construction and maintenance of a fiber or coaxial cable network. MMDS is used in other emerging pay television markets where cable does not have a strong incumbent position, such as Venezuela, Hong Kong and Mexico. The principal advantage of MMDS is its accessibility in portions of metropolitan areas where cable for television services has not yet been installed. Due to limited system channel capacity, MMDS providers tend to offer fewer channels than cable television providers. MMDS customers typically receive up to 32 television channels, including channels aired through conventional broadcast television. MMDS customers receive, upon payment of an installation fee, on average R$60, an antenna and decoder and must thereafter pay a monthly subscription fee. MMDS customers generally pay a monthly subscription fee of approximately R$50 to R$90. As of December 31, 2002, according to the Pay TV Survey, the Brazilian MMDS market consisted of approximately 249,395 customers.

DBS

DBS systems use medium or high-power satellites to deliver encoded signals to satellite dish antennae at homes, hotels, apartment buildings and public facilities. The signals are then transmitted to an integrated receiver decoder located on a customer’s premises. Among the advantages of DBS systems are: (1) a DBS satellite footprint covers large land areas; (2) the capital investment, although initially high, for the satellite and uplink segment of a DBS system is fixed and does not increase with the number of customers receiving transmissions; and (3) the capital costs for the ground segment of a DBS system (the reception equipment) are directly related to, and limited by, the number of service customers.

The disadvantages of DBS systems include: (1) the limited ability to tailor programming packages to the interests of different geographic markets, such as providing local news and broadcast channels; (2) the fact that signal reception is subject to line-of-sight requirements, although generally less stringent than those typical of MMDS systems; and (3) intermittent interference from atmospheric conditions and terrestrially generated radio frequency noise.

Ku-band DBS pay television services became available for the first time in Brazil in 1996. The higher power, Ku-band DBS service allows customers to receive programming using low-cost satellite dishes averaging only 60 centimeters in diameter compared to the 2.4 to 4.0 meter dishes typically used for C-band reception. Digital compression technology, used in Ku-band DBS, provides increased channel capacity, improved audio and video quality, greater immunity to adverse weather conditions and the capacity to offer a variety of auxiliary services such as interactive electronic program guides and other interactive services, including Internet service, home banking and home shopping. Digital compression technology permits the broadcast of up to 15 channels of programming per transponder. Today, Ku-band DBS technology provides the most cost efficient national-point to multi-point transport of video, audio and data services.

In order to receive our Ku-band DBS service, customers must purchase a SKY-Kit which costs approximately R$399 and includes an IRD, a remote control and a satellite dish. If the customer signs an annual subscription commitment contract, the SKY-Kits are typically installed free of charge by an antenna installation service provider, who in turn receives payment from us. The average monthly subscription fee for our Ku-band DBS service is between R$60 and to R$115.

Current market situation

We believe that cable and MMDS are our primary competition for providing pay television services in Brazil. We are the principal Ku-band DBS operator in Brazil, with over 732,000 Ku-band DBS customers as of December 31, 2002; Galaxy Brasil, which provides DBS services under the DIRECTV brand, had approximately 432,000 customers as of December 31, 2002. Digisat S.A, a subsidiary of Galaxy Brasil, which was the last C-band DBS pay television operator in Brazil with approximately 66,000 customers at December 1999, discontinued its service in 2000. There are an estimated six million households in Brazil that have C-band satellite dishes, the vast majority of which are used to obtain or improve reception of free broadcast channels.

Programming

Program Packages

On March 1, 2003, we launched five new programming packages and stopped offering the Master and Advanced Packages to new customers. Our marketing research indicated that consumers value more flexibility, simplicity and customization when choosing programming packages. Therefore, to better position ourselves in the market and to meet these preferences, we launched these five new programming packages and eight à la carte options, which can be ordered in addition to the channels in the packages. We now offer up to 30 different combinations compared to eight combinations offered in the past. Each of the five new packages targets specific genre interests, allowing new customers to choose the content that best fits their needs.

The SKY Familia Package is our new basic package and consists of 126 channels (not including one of the seven local Globo channels or the à la carte options, that can be added separately), including 33 subscription channels, such as Fox, Sony Entertainment Television, and Cartoon Networks, 42 pay-per-view channels, 41 audio-music channels and 10 mosaic channels, which are special channels that enable the viewer to quickly navigate the other channels. SKY Familia includes Fox, Fox Kids, the Discovery Channel, Globonews, National Geographic, Fox News, TNT, Sony, the Warner Channel, CNN Español, and MTV.

The SKY Esportes Package includes all of the SKY Familia channels plus an additional three sports channels: SporTV, ESPN International and ESPN Brasil.

The SKY Filmes Package includes all of the SKY Familia channels plus an additional six movie channels: MGM and the five Telecine movie channels.

The SKY Total Package includes all of the channels included in the SKY Familia, SKY Esportes, and SKY Filmes Packages plus an additional seven channels: Boomerang, CNN International, Discovery Kids, Bloomberg, Animal Planet, Discovery Health, and the News Mosaic.

The Mundo SKY Package includes all of the channels included in the SKY Total Package plus an additional eight channels: BBC World, Eurochannel, Deutsche Welle (a German international channel), NHK (a Japanese channel), RTPi (a Portuguese channel), TV5 (a French channel), RAI International (an Italian channel), and TV España (a Spanish channel).

We also launched eight new à la carte options, which can be combined with the five new programming packages. Our new à la carte options include the SKY Europa Package, two adult à la carte offerings, Playboy TV and Sexy Hot, the NHK, the UFC channel and several combinations of them. The SKY Europa à la carte package consists of BBC World, Eurochannel, Deutsche Welle, RTPi, TV5, RAI International and TV España.

During 2002, we discontinued three video channels: Music Country, Worldnet and the Weather channel, and in March 2002 we discontinued PSN. During the same period, we introduced five new channels: TV Escola, TV Justiça, the interactive version of Globonews, Fox News, and the TV Clima Tempo channel. In early 2003, we launched Eurochannel, Boomerang, Discovery Health and the interactive version of the TV Clima Tempo channel. We now offer over 150 channels, including seven local broadcast Globo channels.

Net Brasil is in the process of negotiating with Telecine, on our behalf, terms and conditions regarding the re-tiering of our program package offerings. We cannot assure you that these negotiations will come to a successful conclusion.

Programming Package Prices

The table below lists the prices of the five packages and of the à la carte options offered to new customers up until March 2003.

Price per month as of June 1, 2003

Package/“à la carte” options	Reais	U.S. Dollars
SKY Família	$59.90	$20.11
SKY Esportes	$84.90	$28.51
SKY Filmes	$89.90	$30.19
SKY Total	$109.90	$36.90
Mundo SKY	$119.90	$40.26
SKY Europa	$12.90	$4.33
Sexy Hot	$23.00	$7.72
SKY Europa + Sexy Hot	$25.90	$8.70
Playboy TV	$15.00	$5.04
Sexy Hot + Playboy TV	$25.90	$8.70
NHK	$10.00	$3.36
NHK + Sexy Hot	$25.90	$8.70
UFC	$30.00	$10.07

For comparison, the table below lists the prices as of December 31, 2002 of the two packages and of the à la carte options that were offered during 2002 and up until March 2003.

Price per month as of December 31, 2002

Package/“à la carte” options	Reais	U.S. Dollars
Master	$59.90	$16.95
Advanced	$87.90	$24.88
Mundi	$10.00	$2.83
Playboy TV	$13.00	$3.68
Sexy Hot	$20.00	$5.66
Playboy TV/Sexy Hot	$23.00	$6.51
Mundi/Sexy Hot	$23.00	$6.51

Programming Acquisition

We are parties to an agreement with Net Brasil, a subsidiary of Globo, pursuant to which we have appointed them as our exclusive agent for the acquisition of programming. In consideration for such services, we currently pay Net Brasil a monthly fee equal to R$0.47 per customer (in fiscal 2001, the monthly fee was R$0.43 per customer). Acting on our behalf, Net Brasil negotiates to acquire programming from a variety of suppliers in the United States, Europe and Latin America, including Globosat Programmadora Ltda., or Globosat. Globosat, a subsidiary of Globo, is a leading supplier of pay television programming in Brazil. Currently, we distribute 13 pay television channels provided by Globosat, including the five Telecine movie channels, the USA Network, SporTV, GNT (a 24 hour Portuguese language news and entertainment channel), Shoptime, Multishow (a variety and entertainment channel), Canal Brasil, an adult channel, and Futura (a 24 hour Portuguese language educational channel). We believe that through our agreement with Net Brasil we have been able to obtain programming on generally favorable terms.

We have entered into negotiations with our programmers, through Net Brasil, to convert our programming costs from U.S. Dollars to Reais. However, we cannot assure you that agreements will be reached with each of our programmers to convert our programming costs from U.S. Dollars to Reais. We are aware that Sony Warner is one of the programmers that has not agreed to convert our programming costs from U.S. Dollars to Reais.

We have the exclusive rights or right of first refusal to DBS distribution of all of the pay television programming in Brazil over which Globo, News Corporation and LMI have control. Currently, we have no plans to develop or produce our own programming, except for a promotional channel featuring Sky Brasil’s programming services. See “Item 7. Major Shareholders and Related Party Transactions.”

Pay-Per-View

We believe that a major advantage of our Ku-band DBS service over other pay television services is our wide selection of pay-per-view channels. Pay-per-view options include first run movies, live sporting and entertainment events. We currently offer up to 42 pay-per-view channels, including two adult channels. Our movie service offers a selection of movies available for viewing at frequent, regular intervals. A new feature was introduced in 1999 that allows customers to watch the first four minutes of each movie at no charge before deciding to order it.

A SKY Brasil exclusive feature is our SKY Premiere Mosaic, which enables a customer to view trailers of all the movies currently offered on pay-per-view. Using the remote control, the customer may select a movie from a menu included in the SKY Premiere Mosaic and be switched to the channel with the next showing of that movie.

A customer may order pay-per-view programming by utilizing the remote control or by calling the 24-hour call center or accessing our website. To utilize the remote control, the customer must first connect the IRD to a phone line in the customer’s home. If the customer elects to call the 24-hour call center instead, we authorize the purchase over the phone and the customer is billed for the purchase in their next billing cycle.

Generally, it is not cost effective for traditional broadcasters or cable companies to provide highly specialized programming due to the low number of niche customers in any particular local market. Accordingly, these niche customers, along with other customers interested in receiving international and other cultural programming, are an important target market segment of Sky Brasil. The incremental cost to provide this specialized programming is relatively insignificant to us given the ability of digital DBS services to utilize a national delivery system for all programming. We believe that by directly marketing international programming to these niche customers, we will also sell more of our most popular programming.

Interactive Features

Leveraging the advantages of our digital platform, in cooperation with Globosat, in 2001 we offered our customers the first interactive event in Brazil. For the 2001 Summer Olympic Games in Sydney, we launched a specially designed interactive channel, composed of four interacting smaller video panels, allowing customers to select preferred channel views, simultaneously watch multiple live-events, or obtain additional event information. Using the same interactive features, among other events we transmitted several games of the Brazilian Soccer Championship, the Davis Cup tennis tournament, the first interactive music concert and the 73rd Annual Academy Awards.

During 2002, we continued expanding our interactive TV feature, or iTV, launching interactive versions of many channels and programming. Customers can access real time interactive information and choose different camera angles of the same show with a simple click on the remote control.

Through the iTV feature, we are able to offer a Walled Garden, a multi service portal, with iTV applications such as weather, games, astrology, customer care, sports, and traffic information. In January 2002, we sold the first interactive advertising in Brazil, which was presented in one of the iTV Walled Gardens.

Receiver Systems

A typical Ku-band DBS unit, or SKY-Kit, includes a 60-centimeter satellite dish, an integrated receiver and decoder, or IRD, which processes and decodes signals for television viewing, a remote control and other related components. In some areas customers are required to use a larger satellite receiver dish because of their location. Once a customer has ordered programming from us, an authorization code is transmitted to that customer’s satellite receiver, allowing the customer to receive the programming shortly after placing the order.

DBS units have been designed to be as easy to use as a basic television set. The consumer-friendly remote control allows customers to quickly and easily access desired programming via an on-screen programming guide or the mosaic channel and menu system.

Until June 1997, Gradiente, one of the largest distributors of high-end electronic products in Brazil, was the exclusive manufacturer of our Ku-band IRDs. In June 1997, we entered into an agreement with Philips, pursuant to which Philips manufactures additional Ku-band IRDs for us. In 2001, we entered into an agreement with Elsys pursuant to which they also supply us with Ku-band IRDs.

In 2002, we terminated our agreement with Century do Brasil Ind. e Com. Ltda., the prior distributor of our Ku-band IRDs.

Sales and Marketing

Our SKY-Kits are manufactured and sold by Philips and Gradiente to a nationwide network of approximately 1,750 consumer electronics retailers and approximately 1,700 specialized antenna supply distributors and installers. We offer a commission program to our retailers and distributors that we believe is competitive with those offered by other subscription television services. The program pays qualified distributors and retailers a one-time commission fee equal to a percentage of the first month’s subscription revenues generated from customers to whom they sell our SKY-Kits. We distribute the SKY-Kits manufactured by Elsys directly to customers who purchase through our direct sales team. We also sell SKY-Kits through other, less traditional distribution channels, such as door-to-door marketing, telemarketing and shopping center kiosks. Approximately 5% of our revenues are derived from direct sales of SKY-Kits or components. Additionally, we have established marketing relationships with certain financial services companies that include our marketing materials in their monthly statement mailings. Once they have their SKY-Kits, new customers contact our 24-hour call center to activate our DBS service. See “—Operations—Subscriber Management System.”

We have developed a comprehensive marketing strategy designed to promote our services and brand, as well as to distinguish our services from cable, MMDS and other DBS providers. Increasing our customer base requires: (1) high levels of advertising to educate consumers about the characteristics and advantages of our DBS service and our high level of customer support; and (2) a well developed regional sales network to market the service to consumers. We believe that providing high quality customer support is of critical importance in generating and maintaining a high degree of customer satisfaction and in maximizing retention of our customers. To this end, we closely monitor customer satisfaction levels, periodically conduct marketing surveys to gauge consumer preferences and provide a 24-hour call center. We also frequently evaluate the demographic makeup of our customer base in order to provide programming that meets the demands of consumers.

To ensure the quality of our customer support services, we provide ongoing training to our employees to encourage them to focus on providing quality customer service. We have established an exclusive, dedicated television channel to provide training to sales representatives across our nationwide retail distribution network that consists of over 3,500 points-of-sale. We also have a sales bonus program providing incentives for our sales personnel to sell our services and equipment.

Additionally, we provide significant retail support through promotional activities, including: (1) extensive program-specific marketing tied to events such as soccer matches or movie premieres; (2) neighborhood direct-sales efforts; (3) direct mailings; (4) telemarketing; (5) television, billboard, magazine and newspaper advertisements; and (6) other marketing efforts, such as promotional gifts and incentive programs offered to retain customers.

Operations

Satellites

Satellite transponders receive terrestrial broadcast signals and convert, amplify and retransmit the signals back to earth. We lease 14 transponders on a satellite owned by PanAmSat Corporation known as PAS-6B with a footprint that covers all of Brazil’s television households. Each transponder is capable of handling up to two analog channels or up to 15 digital channels.

Uplink Facilities

A major component of the delivery of satellite programming to the customer is the transmission, or uplink, of the programming to a satellite. After we receive the programming from the programming originator or distributor, it is processed, compressed, encrypted, multiplexed (i.e., combined with other channels) and modulated (i.e., applied to the designated carrier frequency for transmission to PAS-6B). We currently lease space in a facility located in Rio de Janeiro, or the Rio Facility, containing broadcast and play-out equipment owned by us, consisting of two 7.6-meter uplink antennae and ancillary equipment, to uplink programming originating in Brazil to PAS-6B. To uplink programming originating from outside of Brazil, we rent uplink equipment located in Florida, or the U.S. Facility. Our uplink facilities provide emergency power generation equipment to allow uplinks to continue to operate without any disruption of service in the event of a power failure.

Play-out Facilities

Play-out equipment is used to prepare the programming material for compression and subsequent transmission to PAS-6B. For channels provided by third-party programmers, the play-out equipment digitizes the programming, inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the compression and multiplexing system. In the case of channels originating from taped material, the play-out equipment also compiles the various programming segments, inserting commercial and promotional material where necessary. For video-on-demand movies, the play-out equipment stores movies and plays them out as appropriate to provide the desired frequency of service.

Compression System

Digital technology permits the compression and transmission of a digital signal to allow for multiple channels into a single channel bandwidth, thereby giving broadcasters the potential to offer significantly more channels than analog systems offer. In July 1996, we entered into a System Implementation and License Agreement with NDS, or the NDS License, pursuant to which NDS provides the necessary equipment to compress, encrypt and multiplex the signals transmitted to PAS-6B by our uplink facilities in both Brazil and the United States. The digital signals are compressed using the MPEG-2 standard, encrypted and multiplexed into a Digital Video Broadcasting, or DVB, transport stream and modulated for transmission to the PAS-6B. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Conditional Access System

Pursuant to the NDS License, NDS provides us with an access control system, including the smart cards necessary to decode the signal at the customer’s home. The access control system is central to the security network, which prevents unauthorized viewing of programming. We expect the access control system to continue to prevent unauthorized access to programming. Authorization information for subscription programming and the access control algorithm is stored on a microchip imbedded in a credit card-sized smart card. The smart card, which can easily be updated or replaced at relatively low unit cost, provides a simple and effective method to authorize and terminate the authorization of subscription programming. If the smart card is authorized for a particular channel, the data is decrypted and passed on for audio and video decompression. After decompression, the digital audio and video signal are reconstructed into analog format for display on a television. Further, since our Ku-band receiver employs smart card technology, it is possible to easily and inexpensively change the access control system in the event of a security breach. Since it is possible to compromise any access control system, it is essential to have a method of re-establishing the security. We believe that the ability to take electronic countermeasures and to replace the smart cards when necessary provides an effective means to combat sustained piracy. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

During fiscal 2002, we completed a change over project whereby we replaced all “P1 Series” smart cards with the newer “P2 Series” smart cards. The P2 series smart cards are safer and support additional features. The Company incurred approximately US$10 million in expenditures in connection with this upgrade to P2 series smart cards.

Subscriber Management System

We provide subscriber management, billing and collection services for our customers. Our subscriber management system has been enhanced based upon the collective experience of Globo, News Corporation and LMI with subscriber management systems in other regions, and our experience in the Brazilian market.

We believe that our enhanced subscriber management system will be an essential element in providing pay television services, as it provides us with marketing, customer service and administrative operations support, including: billing and collection of subscription fees; handling service difficulties and other inquiries; handling disconnection, alteration, reconnection and relocation services; and marketing of additional services. We currently own all intellectual property rights to Diginet, our subscriber management system software program that was developed for us by Objective Solutions Consultoria e Desenvolvimento de Sistemas S/C Ltda., or Objective, an independent software development company.

In March 1998, we entered into an Agreement for Licensing, Granting of Software Sale and Distribution Rights and Other Covenants with Objective, pursuant to which Objective is entitled to distribute, license or commercially offer Diginet to any company that does not compete with us, upon payment to us of an amount equal to 27% of the net revenues earned by Objective each year, for a period of ten years. Pursuant to the agreement, we will also transfer our intellectual property rights in Diginet to Objective when such payments, in the aggregate, equal R$600,000. At that point, we will be granted a perpetual, royalty-free license to continue to use the Diginet software.

Trademarks

The “SKY” trademarks are owned by British Sky Broadcasting Group plc, or BSkyB, a DBS provider in the United Kingdom in which News Corporation holds a 36.2% interest, which exclusively licensed the right to use the “SKY” trademarks in Brazil and elsewhere to News America Incorporated, or NAI, an affiliate of News Corporation. A subsidiary of News Corporation has granted us a sublicense to use the marks in Brazil on an exclusive basis. Such trademarks include “SKY,” “SKY Entertainment Services” and derivatives thereof in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Competition

General

We compete with providers of pay television services that employ cable, MMDS and DBS transmission technologies. As the pay television market in Brazil develops, we expect to face competition from existing and future pay television providers, including competition as a result of new and emerging technologies and the easing of regulation in the pay television industry. We believe that competition is based upon a region’s ability to receive a pay television signal, customer satisfaction, program offerings, price and quality of the system network.

We also compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores and other entertainment and leisure activities in general.

Cable Television

We have encountered a number of challenges in competing with cable television providers. First, cable television providers benefit from their more established position in the domestic consumer market. Second, cable customers have lower upfront costs as compared to our customers who must purchase the DBS unit or pay a connection fee that is generally higher than the price for cable hook-up. Third, our customers may pay higher monthly charges than they would pay for cable service because of the greater number of channels, greater variety of programming and premium programming packages that we offer. Fourth, all cable television providers are obligated to transmit all regional free-to-air channels, but DBS providers must negotiate to carry such channels and may not be able to secure such programming at a competitive price. Fifth, Globo holds significant interests in major cable systems in Brazil, which directly compete with us for customers in the pay television market. There can be no assurance that Globo will not commit greater resources to its cable businesses than to us.

In 1999, ANATEL authorized the pay television industry to offer broadband Internet access to its customers. The two dominant cable operators, Net Serviços and Tevecap, both introduced broadband Internet access services in 1999 and are presently upgrading their networks in order to provide such services over their entire networks. A key advantage of cable technology over DBS and MMDS technologies is that cable offers two-way access without the need to use a telephone line as a data return path. As of December 31, 2002, Net Serviços and Tevecap had 57,858 and 14,166 broadband Internet customers, respectively. Currently, 14 pay television operators (cable and MMDS) offer broadband Internet access on a commercial basis, totaling approximately 136,000 customers in Brazil as of December 31, 2002, according to the Pay TV Survey.

C-band

There are an estimated six million C-band antennas in Brazil used to obtain or improve reception of free-to-air broadcast channels.

Ku-band

We face competition from other Ku-band operators in Brazil, including our principal competitor, Galaxy Brasil (DIRECTV Brasil). In August 1999, DIRECTV Latin America LLC (DIRECTV Latin America), or DTVLA, a joint-venture between Hughes Electronics Co. and Cisneros Group of Companies, acquired full ownership of Galaxy Brasil from Tevecap, which decided to concentrate its business on its cable and MMDS operations.

In April 2003, News Corporation announced a transaction in the United States which, if consummated, may result in an acquisition by News Corporation of an indirect minority interest in DIRECTV Latin America. See “Item 8. Financial Information-Significant Changes.”

In general, we compete by offering a number of channels with proven market appeal. An extensive distribution network supports our service. Additionally, we believe that, in light of the combined customer levels of Globo’s affiliated companies, we have a variety of strategic advantages over our competitors. We also believe that the collective experience and expertise of Globo, News Corporation and LMI in the media and entertainment industries, as well as our relationships with them, has helped us, and will continue to help us, compete in the Ku-band DBS market and increase our access to programming, technology and distribution services. Globo’s extensive network of free television, pay television and publications has provided us, and are expected to continue to provide us, with significant cross-promotional opportunities.

See “—The Brazilian Television Industry—The Pay Television Industry Overview.”

Regulation of the Industry

The telecommunications industry is subject to regulation by ANATEL, pursuant to Law No. 9472/97, Law No. 9295/96 and Law No. 8977/95. ANATEL is authorized to grant concessions for DBS, MMDS, cable and UHF licenses. Participation by foreign entities in the telecommunications industry in Brazil has historically been restricted. Currently, however, foreign ownership of voting power of DBS providers is not restricted.

The Brazilian television industry is governed by the Federal Constitution and the Brazilian Telecommunications Code, enacted in 1962. This code has been supplemented by a number of other laws and decrees, as well as by rules issued by the Brazilian Ministry of Communications, which has overall responsibility for regulating the Brazilian television industry. At the time the Brazilian Telecommunications Code came into existence, pay television did not exist in Brazil. Regulation of pay television began in response to the development of the cable television industry. With the development of DBS technology, the pay television industry again outpaced the regulatory environment. Until 1991, no regulations were in effect that specifically governed telecommunications via satellite. Since then, many regulations have been passed. The legislation governing the telecommunications industry in Brazil is currently in the process of being refined.

On April 23, 1996, the Ministry of Communications issued Ordinance No. 88, granting Globo non-exclusive permission to operate a pay television service via satellite, in accordance with Ordinance No. 281. Such permission is valid for a term of 15 years, which commenced on December 22, 1994.

We entered into a consortium agreement with Globo pursuant to which our pay satellite television business utilizes, among other things, Globo’s license. Pursuant to this licensing agreement, we have been relying upon Globo’s license to engage in the pay television business in Brazil. On March 11, 2003, Globo and Sky Brasil jointly requested that ANATEL authorize the transfer of Globo’s license to Sky Brasil. We expect a final decision in the third quarter of 2003, but we cannot assure you that we will be able to obtain such approval without delay or at all. If we obtain such approval of the transfer by ANATEL, Sky Brasil and Globo will terminate the consortium agreement.

The General Telecommunications Law, which was enacted in 1997, expressly revoked the Brazilian Telecommunication Code (Law 4,117/62), except for certain provisions related to broadcasting and penal law. The General Telecommunications Law also revoked certain provisions of the Minimal Law, such as: (1) the definitions of mobile cellular, satellite telecommunication carrier and value added services; and (2) the period of validity of the licenses for the exploitation of mobile cellular and satellite telecommunication carrier services.

In November 1999, ANATEL issued Resolution 190 allowing broadband Internet access service. Resolution 190 also regulates the relationship between Internet Service Providers and providers of mass communication service by subscription, or pay television providers, such as cable TV, MMDS and Direct to Home, or DTH providers.

There are different government rules and regulations for services rendered by (1) a national satellite (a satellite in an orbital slot awarded to Brazil by the International Telecommunications Union) and (2) a foreign satellite (a satellite in an orbital slot awarded to a foreign country).

PAS-6B is a foreign satellite and, therefore, must comply with the General Telecommuications Law. The telecommunications sector in Brazil is currently in a state of change, which began in 1997 with the enactment of the General Telecommunications Law. The General Telecommunications Law was an important initial step in updating the telecommunications regulatory framework in Brazil, which was originally adopted in the context of a state monopoly and which has grown obsolete with the advent of both the privatization of the telecommunications industry and the Brazilian government’s role as regulator. We cannot assure you that the new telecommunications laws that will be adopted in the future will not impose stricter requirements on us or otherwise have an adverse impact on our business.

ORGANIZATIONAL STRUCTURE

Quotaholders

Sky Brasil is owned by direct or indirect subsidiaries of Globopar, News Corporation and LMI.

Globopar is a holding company and the financial arm of Organizações Globo, the leading media conglomerate in Brazil. This media conglomerate includes broadcast, cable and satellite television networks, television studios, newspapers, a publishing company, a radio network and an Internet portal.

News Corporation is a diversified international media and entertainment company with operations in a number of industry segments, including filmed entertainment, television, cable network programming, magazines and inserts, newspapers and book publishing. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

LMI owns and operates broadband cable television and telephone distribution networks and provides diversified programming services in Europe, Latin America and Asia. LMI is a wholly-owned subsidiary of Liberty Media Corporation. Until August 10, 2001, Liberty Media Corporation was a wholly-owned indirect subsidiary of AT&T Corp. On August 10, 2001, AT&T Corp. spun-off Liberty Media Corporation, which is now an independent, publicly-traded company. Liberty holds ownership interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia.

Sky Brasil has two wholly-owned subsidiaries, Promancor S.A., which we use as a temporary vehicle for financing and settlement of overseas commitments, and Net Sat USA Inc., a United States corporation that has no current activities.

As a part of a strategy announced in 1995, Globo, News Corporation, LMI and Grupo Televisa S.A. (collectively, the “Partners”), formed a strategic alliance to develop and operate DBS services in Brazil, Mexico and the balance of Latin America and the Caribbean basin, such countries and regions being referred to as the “Region”, under the “Sky” name, or the “Sky Platforms.” Sky Brasil represents the alliance’s presence in the Brazilian DTH market. Innova, S. de R.L. de C.V., or Innova, a DBS service owned by Grupo Televisa (60%), News Corporation (30%) and LMI (10%), was launched in Mexico in December 1996. In October 1997, the Partners formed Sky Multi-Country Partners, or MCOP, a United States partnership in which Globo, News Corporation and Televisa each indirectly hold a 30% interest and LMI indirectly holds a 10% interest, to make investments in, and to supply programming and other services to the Sky Platforms in Latin America outside of Brazil and Mexico. DTH Colombia, a DBS service in which MCOP holds a majority interest, began offering DBS services in Colombia in December 1997. Sky Chile, a DBS service, wholly-owned by MCOP, started operations in Chile in September 1998. In addition, Globo, News Corporation, Televisa and LMI each indirectly hold interests in (in the same proportion as their interests in MCOP are held): (1) Sky Latin America Partners, a United States partnership formed to provide certain business and management services to MCOP; and (2) DTH TechCo Partners, a United States partnership formed to provide certain technical services to the Sky Platforms from the U.S.

Facility, which began operations in December 1997. See “Item 7. Major Shareholders and Related Party Transactions.”

PROPERTY, PLANTS AND EQUIPMENT

We lease executive office space in São Paulo consisting of 5,200 square meters from an unaffiliated third party for approximately R$213,000 per month. We also lease a location in São Paulo consisting of 5,753 square meters for our warehouse and 24-hour call center for approximately R$61,000 per month. These leases expire in 2006 and 2005, respectively. In addition, our Rio Facility consisting of 764.27 square meters, used for transmitting programming to PAS-6B, is located in space leased from an affiliate of Globo for R$8,700 per month pursuant to a lease expiring in March 2006.

We own the broadcast and play-out equipment located at the Rio Facility, subject to a pledge as security for the Notes. We believe that the Rio Facility and the U.S. Facility, which are owned by DTH TechCo Partners, will be sufficient for our signal reception, signal processing and uplink transmission for the foreseeable future and that our current office space will be sufficient for our needs through the end of 2003.

We also lease 14 transponders on PAS-6B, which are pledged as security for the financing provided by their supplier, PanAmSat. The financing matures in 2018. See note 6 to the financial statements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company is a Brazilian limited liability quota company formed in September 1993 to provide DBS pay television services to the Brazilian market. Since 1996, the Company has sustained substantial net losses and substantial net negative operating cash flow primarily due to selling and advertising expenses and direct operating expenses incurred to build our Ku-band DBS customer base.

Basis of Presentation

The Company’s consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, which differ in certain respects from accounting principles applied by the Company in its local, Real-denominated financial statements, which are prepared using accounting principles in accordance with the Brazilian corporate law method. The accounts of the Company are maintained in Reais and are translated into Dollars in accordance with Statement of Financial Accounting Standards, or SFAS, No. 52, issued by the Financial Accounting Standards Board, or the FASB. See note 2(a) to the financial statements.

Operating Expenses

In general, direct operating expenses, and to a lesser degree, selling expense, increase as our customer base increases. Programming expense, which is the largest single component of direct operating expenses, is charged by the providers thereof, based on the number of customers served by the Company. Selling expense, which consists of publicity, advertising and promotional costs, also includes subsidies paid by the Company to the suppliers of the SKY-Kit in order to reduce the up-front purchase price for new customers.

Impact of Fluctuations in Exchange Rates

In addition to operating losses, the Company has incurred significant financial expenses, which includes foreign exchange loss, net. All of the Company’s long-term debt, including the Notes and the satellite transponder lease obligations, and a significant portion of the Company’s operating expenses, including those relating to the acquisition of programming, technology licenses and equipment, are denominated in, or are directly or indirectly indexed to, U.S. Dollars. The Company has elected not to utilize derivatives or similar financial instruments to manage its foreign exchange risk. Since all of the Company’s revenues are denominated in Reais, the Company’s results of operations are affected by fluctuations in the exchange rate between the Dollar and the Real. In January 1999, in response to continuous pressure on the bands set for measured devaluation of the Real, the Brazilian government allowed the Real to float against foreign currencies and the Real has suffered a devaluation of approximately 32%. See “—Brazilian Economic Environment” and note 6(c) to the financial statements.

The Real’s weakness over the past four years has had an overall negative impact on the financial results of the Company. In the Company’s Statement of Operations, foreign exchange loss is included in “Financial expense, net,” which consists of interest expense and interest income as well as net foreign exchange results. See note 6 to the financial statements. Foreign exchange loss, net, was US$203.2 million, US$75.4 million and US$42.8 million for fiscal 2002, 2001 and 2000, respectively, reflecting depreciation of 34.7%, 16.5% and 7.9%, respectively, of the Real against the Dollar. In addition to foreign exchange loss, in Reais, when the Real depreciates against the Dollar, the Company’s interest expense on Dollar-denominated indebtedness becomes more costly to service. Further, when the Real depreciates against the Dollar at a rate higher than the rate of inflation in Brazil, the Company’s net operating margins, after financial expense, are adversely affected. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.” The Real did not depreciate against the U.S. Dollar during the first quarter of 2003. See “—Trend Information.”

The depreciation of the Real against the Dollar also adversely impacts the Company’s financial condition. Equipment and other fixed assets are recorded in the Company’s local, Real-denominated financial statements in Reais and, in translating these values to Dollars in the financial statements presented herein, significant decreases are reflected as of December 31, 2002 and 2001. See note 5 to the financial statements.

For the three years ended June 30, 1997, the cumulative inflation rate in Brazil, as measured by the Market General Price Index of the Fundação Getúlio Vargas, or the IGPM, was less than 100%. Consequently, Brazil was no longer considered a highly inflationary economy as defined in SFAS No. 52. As of January 1, 1998, pursuant to SFAS No. 52, the procedures for recognizing foreign currency transactions changed and the net gain or loss on translation of financial statements from the Real to the Dollar is no longer recorded as a component of net income (loss) but rather as a separate component of quotaholders’ interest (referred to in the financial statements as partnership interest), referred to as the cumulative translation adjustment. The Company plans to continue to use the Dollar as its financial reporting currency. See “Item 3. Key Information—Selected Financial Data” and note 2(a) to Sky Brasil’s audited consolidated financial statements as at December 31, 2002, 2001 and 2000 and for each of the years then ended, including the notes thereto, that appear beginning on page F-1 of this annual report.

Because of the highly inflationary conditions that previously prevailed in Brazil, the principles adopted for translating local currency financial statements into Dollars may not necessarily avoid certain significant distortions to such translations as a result of the inability of accounting conventions to reflect fully actual economic conditions during the relevant fiscal periods. Because of differences between the evolution of the rates of inflation in Brazil and changes in the rates of currency devaluation, particularly in 1999 and 2002, the comparison of amounts presented in U.S. Dollars on a period-to-period basis may be difficult.

Income Taxes

In general, the Company has incurred operating losses since operations began in 1993. Deferred tax benefits served to reduce the amount of net losses for the years 1996-1999. In fiscal years 2000 and 2001, however, the Company recorded a valuation allowance that served to offset entirely the deferred tax balance generated during the fiscal year ended December 31, 2002 in order to more closely approximate the amount of tax benefits that will be realized through the generation of future taxable income. The effect was that the losses before taxes for fiscal 2000 and fiscal 2001 were not reduced by any tax benefit. Nevertheless, in fiscal 2002, we decided to recognize only those deferred tax benefits that are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. During the fourth quarter of 2002, the Company increased the valuation allowance to offset the full amount of the net deferred tax assets, resulting in a change to results of the operations of US$105.5 million. See notes 2(j) and 8 to the financial statements.

Critical Accounting Policies

Critical accounting policies are those that are both (1) important to the portrayal of the Company’s financial condition and results and (2) require management’s most difficult, subjective or complex judgments often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become more subjective and complex. In order to provide an understanding about how the Company’s management forms its judgments about future events, including variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, the Company has identified the critical accounting policies discussed below.

Valuation of long-lived assets

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121,

“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it retains the same fundamental provisions.

SFAS No. 144 requires companies to evaluate the carrying value of long-lived assets to be held and used, when the events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the carrying amount of a long-lived asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. This assessment is based on the carrying amount of the asset group at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

The Company reviews long-lived assets, primarily transponders to be held and used in our business, for the purpose of determining and measuring impairment, on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. It writes down the carrying value of assets or groups of assets if and when appropriate. The Company monitors the carrying value of its property, plant and equipment on an on-going basis and adjusts the net book value to assure that future projected operating revenues are sufficient to recover the carrying value of the assets. Depreciation is provided for using the straight-line method based on the estimated useful lives of the underlying assets. When possible, depreciation rates are adjusted to take account of changes in estimated prospective depreciable lives as assets are replaced.

No adjustments have been included in the Company’s financial statements, because no impairment provisions were required based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured, as well as the estimated fair value of the assets.

Deferred Taxes

Under U.S. GAAP and SFAS No. 109 “Accounting for income taxes” deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted, rather than presented gross.

The Company has recognized deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance, as required, based on projected future taxable income, and expected timing of the reversals of existing temporary differences. If the Company is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company evaluates the need to establish a valuation allowance against its deferred tax assets.

Under Brazilian tax law, tax losses may be carried forward indefinitely, but they may offset up to only 30% of taxable income in any future tax year. The tax losses are denominated in Reais and are not subject to indexation for inflation.

Our total deferred tax assets, before valuation allowance, were US$218.6 million at December 31, 2002. We have established a valuation allowance to offset the full amount of the net deferred assets equal to US$217.4 million at December 31, 2002 based on our subjective assessment of the tax losses which we will more likely than not be able to utilize.

Recently issued accounting standards

The FASB recently issued the following SFASs which are effective in periods after December 31, 2002: SFAS No. 143, “Accounting for Asset Retirement Obligations”; SFAS No. 145, “Extinguishment of Debt”; and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after September 15, 2002.

SFAS No. 145 addresses financial accounting and reporting for extinguishment of debt. It supersedes SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt;” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also amends certain paragraphs of SFAS No. 13, “Accounting for Leases.” SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In addition, in November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

It is anticipated that these new accounting pronouncements will have no significant impact on the Company’s consolidated financial statements.

Results of Operations

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Gross revenue. Gross revenues consist primarily of gross subscription revenues, including direct sales, pay-per-view fees and proceeds from the sale of equipment, including all applicable taxes (historically, sales of equipment accounted for a small percentage of total revenues). Gross revenues decreased US$17.7 million to US$209.1 million in fiscal 2002 from US$226.8 million in fiscal 2001. This decrease was primarily attributable to the 34.3% devaluation of the Real against the U.S. Dollar during fiscal 2002. The decrease was partly offset by the increase in our average number of customers. During fiscal 2002, the gross number of customers, including temporarily disconnected customers, increased 3% from approximately 708,000 at the beginning of the fiscal year to approximately 732,000 at the end of the fiscal year. Despite this increase, the average monthly revenue per customer in Dollars decreased 13% to US$24.20 in fiscal 2002 from US$27.79 in fiscal 2001, due to the impact of the devaluation of the Real. See “—Impact of Fluctuation in Exchange Rates.”

Information relating to average monthly revenue per subscriber during a period refers to the following: gross subscription revenues, including direct sales, pay-per-view fees and proceeds from the sale of equipment, including all applicable taxes, for a twelve-month period are divided by the average gross subscriber base for such period and the result is divided by 12. Average gross subscriber base consists of the number of subscribers, including temporarily disconnected subscribers, at the beginning of the period plus the number at the end of the period, divided by two. This method of calculation, which Sky Brasil believes represents an industry-accepted standard, represents a change from the methodology employed prior to fiscal year 2000, which was based on net revenues.

Operating loss. Operating loss decreased by US$4.0 million to US$25.2 million in fiscal 2002 from US$29.2 million in fiscal 2001, due to lower selling, direct operating and general and administrative expenses. Selling expenses decreased 33% to US$34.9 million in fiscal 2002 compared to US$52.2 million in fiscal 2001, as a result of a combination of the impact of the devaluation of the Real and our efforts to reduce sales acquisition costs. This decrease was offset slightly by a higher number of new customers. Direct operating expenses decreased 1% to US$139.9 million in fiscal 2002 compared to US$141.8 million in fiscal 2001, due to successful programming cost negotiations. General and administrative expenses decreased 7% to US$13.7 million during fiscal 2002 and remained stable as a percentage of net revenues. The average monthly general and administrative expenses per customer decreased 12% to US$1.59 in fiscal 2002 from US$1.80 in fiscal 2001.

Information relating to average monthly direct operating expense per subscriber and average monthly general and administrative expense per subscriber refers to the following: direct operating expense or general and administrative expense during a 12-month period is divided by the average gross subscriber base (as defined above) for such period and the result is divided by 12.

Financial expense, net. Financial expense increased US$140.6 million to US$255.8 million in fiscal 2002 from US$115.2 million in fiscal 2001. This increase was primarily a result of exchange losses on the devaluation of the Real. The net foreign exchange loss was US$203.2 million in fiscal 2002 compared with US$75.4 million in fiscal 2001.

Loss before taxes. Loss before taxes increased US$136.7 million to US$281.1 million in fiscal 2002 compared with US$144.4 million in fiscal 2001, due primarily to the increase in financial expenses.

Income taxes. Income tax expense of US$105.5 million in fiscal 2002 was recognized due to our decision to recognize only those deferred tax benefits that are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. See notes 2(j) and 8 to the financial statements and “Critical Accounting Policies”. Income tax benefit was zero in fiscal 2001.

Net loss. The net loss for fiscal 2002 was US$386.6 million, a 168% increase from the US$144.4 million net loss recorded for fiscal 2001. The increase was due to the reduction in the gross revenue, increases in financial expenses, and deferred income tax.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Gross revenue. Gross revenues increased US$3.1 million to US$226.8 million in fiscal 2001 from US$223.7 million in fiscal 2000. This increase was primarily attributable to the increase in the average number of customers served by the Company. In fiscal 2001, the gross number of customers, including temporarily disconnected customers, increased 9% from approximately 652,000 at the beginning of fiscal 2001 to approximately 708,000 at the end of fiscal 2001. Despite this increase, the average monthly revenue per customer in Dollars decreased 16% to US$27.79 in fiscal 2001 from US$33.11 in fiscal 2000, primarily because of the 22% devaluation of the Brazilian Real against the U.S. Dollar during fiscal 2001. See “–Impact of Fluctuation in Exchange Rates.”

Operating loss. Operating loss decreased US$63.8 million to US$29.2 million in fiscal 2001 from US$93.0 million in fiscal 2000, due to lower selling and general and administrative expenses. Selling expenses decreased 58% to US$52.2 million compared to US$125.3 million in fiscal 2000, due to a reduction in the per-unit subsidy paid to suppliers of SKY-Kits and the increase in sales of secondhand decoders. General and administrative expenses decreased 20% to US$14.7 million during fiscal 2001 and remained stable as a percentage of net revenues. The average monthly general and administrative expenses per customer decreased 34% to US$1.80 in fiscal 2001 from US$2.74 in fiscal 2000.

Financial expense, net. Financial expense increased US$19.1 million to US$115.2 million in fiscal 2001 from US$96.1 million in fiscal 2000. Most of this increase was caused by the greater rate of devaluation of the Real in fiscal 2001 than fiscal 2000. The net foreign exchange loss was US$75.4 million in fiscal 2001 compared with US$42.8 million in fiscal 2000.

Loss before taxes. Loss before taxes improved US$44.7 million to a loss of US$144.4 million in fiscal 2001 compared with a loss of US$189.1 million in fiscal 2000, primarily due to the improvement in operating loss.

Income taxes. Income tax benefit remained zero in fiscal 2001, consistent with fiscal 2000. Beginning in fiscal 2000, deferred tax benefits were not recorded for new tax losses arising during that year. Because the realization of a tax loss is carried forward and other deferred tax benefits will require the generation of future taxable income, we determined to recognize only those deferred tax benefits that are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. See notes 2(j) and 8 to the financial statements and “—Critical Accounting Policies.”

Net loss. The net loss for fiscal 2001 was US$144.4 million, 24% less than the US$189.1 million net loss recorded for fiscal 2000. The reduction was primarily due to the improvement in operating loss.

Liquidity and Capital Resources

Sources of Funds

Since our inception, we have been funded primarily with the net proceeds received from our Notes offering in 1996 and capital contributions from our quotaholders.

In August 1996, we issued US$200 million of our 12¾% senior secured notes. These Notes mature on August 5, 2004 and bear interest payable semi-annually in arrears. At maturity, each noteholder will be entitled to a premium payment equal to 5% of the principal amount. Each noteholder had a put option that entitled that noteholder to require us or our affiliates to repurchase the Notes at a repurchase price of 101% of the principal amount as of August 5, 2001. This option was not exercise by any of the noteholders. As a result of the expiration of the put option, the amount of approximately US$122.0 million of the Notes was reclassified to long-term liabilities. See note 6 to the financial statements.

The Notes are secured by certain of our assets, including our broadcast and playout equipment in the Rio Facility, and are further guaranteed by our subsidiaries, Promancor and Net Sat USA. The Notes contain certain customary covenants which, among other things, limit our ability to: incur further indebtedness; issue preferred stock; pay dividends or make other distributions; repurchase equity interests or subordinated indebtedness; engage in sale and leaseback transactions; create certain liens; enter into certain transactions with affiliates; sell our assets or those of our subsidiaries that guarantee the Notes and enter into certain business combinations.

Historically, our quotaholders have made capital contributions to cover our cash operating requirements. During fiscal 2002, 2001, and 2000, these capital contributions totaled US$86 million (US$67.5 million of which is additional paid-in capital), US$89 million and US$133 million, respectively. The Company issued additional quotas in exchange for the contributions. In October 2002, Globo announced that the effects of the devaluation of the Real made it necessary to reschedule its financial debt obligations. We cannot assure you that Globo will be successful in rescheduling its financial debt obligations and what impact, if any it may have on our business, financial conditions and results of operations.

Starting in July 2002, by agreement with Globo, News Corporation has made additional cash contributions of $50 million to Sky Brasil on Globo’s behalf, in order to enable Sky Brasil to meet its ongoing capital needs. When capitalized, these additional investments by News Corporation will reduce Globo’s interest in Sky Brasil, and News Corporation’s interest will increase porportionately to approximately 49%.

We anticipate that existing funds, funds from expected capital contributions from our quotaholders and funds generated from our Ku-band business will be sufficient to enable us to meet our obligations as they become due.

Uses of Funds

The Company used the net proceeds from the offering of the Notes to repay short-term indebtedness and for expenditures relating to the launch of its Ku-band DBS, including marketing and promotional expenses, the acquisition of encryption and compression technology and satellite capacity, the construction of uplink facilities and broadcast centers in Brazil, subsidizing the cost to the consumer of SKY-Kits, and to acquire programming, as well as for working capital purposes.

We incurred net losses in fiscal years 2002, 2001 and 2000 and we anticipate that we will continue to incur losses for at least the next two years.

We used US$28 million of cash in investing activities during fiscal 2002, compared to US$21 million and US$26 million in fiscal 2001 and 2000, respectively. In addition to the installment payments due under the transponder purchase agreement, capital related expenditures during fiscal 2002 were primarily composed of the financing of PanAmSat transponders (US$12.0 million) and expenditures related to other capital investments, such as the change over to P2 Series smart cards (US$10 million). Management anticipates that capital expenditures during fiscal 2003 will be approximately US$15.0 million and will consist primarily of upgrades of hardware and software to implement the interactive television feature (U$8.9 million) and investments in new product development (US$3.4 million) such as iTV, Common IPG Features, TCS Projects, and smart cards (the upgrade of the smart cards were recorded as expenses on the income statement until August 2002). Due to the decision of the management of Sky Brasil, as of September 2002, these costs have been recorded as fixed assets.

In March 1998, we entered into an amendment to our agreement with PanAmSat to lease twelve transponders, with an option for two additional transponders at no cost, on PAS-6B for US$25,223,000 per transponder, payable in 234 monthly installments commencing April 1, 1999, with interest of approximately 6.25% per annum. In March 2001, we exercised our option to add the two additional transponders. See notes 6 and 10 to the financial statements.

Sky Brasil has long-term real estate rental agreements for the Rio Facility. Annual rental commitments are fixed at approximately R$104,000 until 2003. We have finalized an eight-year agreement with DTH TechCo Partners for the retransmission of television programming at the U.S. Facility. The annual minimum commitment to DTH TechCo Partners is approximately US$15.0 million. See note 4 to the financial statements.

Debt

The table below sets forth information with respect to the Company’s debt obligations, which are denominated in U.S. Dollars, as of December 31, 2002.

	Principal by year of maturity
	2003	2004	2005	2006	2007	Thereafter
	(In thousands of U.S. Dollars)

Notes—12¾% fixed rate		208,021
Satellite transponder financing discounted at 9.0% fixed rate	6,851	7,467	8,142	8,883	9,696	180,594

Contractual obligations and commitments

The following summarizes Sky Brasil’s significant contractual obligations and commitments that impact its liquidity:

Contractual obligations	Up to 1 year	2-3 years	3-4 years	4-5 years	5-6 years	After 6 years
(payments due by period)	(In thousands of U.S. Dollars)

Long-term debt, including current portion (1)	6,851	7,467	8,142	8,883	9,696	180,594
Operating leases (2)	739	222	—	—	—	—
Retransmission of television programming from an uplink facility(3)	18,000	18,000	18,000	18,000	18,000	36,000
Subsidy to antenna and SKY-Kit suppliers (3)(5)	—	—	—	—	—	—
Programming and royalties (4)(5)	—	—	—	—	—	—
Copyright royalties relating to broadcasts (3)	2,104	2,104	414	414	33	—

Total contractual cash obligations	27,694	27,793	26,556	27,297	27,729	216,594

(1)	Long-term debt refers to the sale of Ku-band transponders pursuant to the agreement with PanAmSat. The transponder agreement is guaranteed by our quotaholders. This agreement will mature in 2018. Additional details are set forth in note (6) to the financial statements.
(2)	Operating leases refer to an agreement with Globo for the rental of the Rio Facility and an agreement with DTH TechCo for the retransmission of television programming from the U.S. Facility. This agreement matures in 2008. The Technical Services Agreement between Sky Brasil and DTH TechCo, for uplink transmission services, does not contain a provision that would establish Sky Brasil’s quotaholders as guarantors of the Company’s obligation therein. However, Schedule 2.1 of the Technical Services Agreement includes a provision whereby the quotaholders might be liable for certain costs, related to eventual severance payments, in the event of termination of Sky Brasil’s business operations. The term of the Rio and U.S. Facilities’ leases will expire in 2006 and 2004, respectively. For more details see note (9) to the financial statements.
(3)	Additional details are set forth in note (9) to the financial statements.
(4)	Programming and royalties are detailed in note (4) to the financial statements.
(5)	The total amount of subsidies to antenna and decoder suppliers and programming and royalties will depend on the number of new and total customers, respectively, in each year.

Brazilian Economic Environment

The following table sets forth Brazilian inflation as measured by the IGP-DI index, a widely used indicator of inflation in Brazil, and the devaluation of the Real against the Dollar for the periods shown.

	Quarter ended March 31, 2003	Year ended December 31,
		2002	2001	2000	1999	1998
Inflation (IGP-DI index)	5.5%	26.4%	10.4%	9.8%	20.0%	1.7%
Devaluation (Appreciation) (Real vs. Dollar)	(5.4)%	34.3%	15.7%	8.5%	32.4%	7.6%

The January 1999 devaluation of the Real against the U.S. Dollar created additional inflationary pressures in Brazil in that year resulting in an inflation rate (as measured by the IGP-DI index) of 20% for the year. In fiscal 2002, the devaluation of the Real against the U.S. Dollar created additional inflationary pressure in Brazil resulting in an inflation rate of 26% for the year.

RESEARCH AND DEVELOPMENT

The Company does not conduct any significant research and development activities.

TREND INFORMATION

First Quarter 2003 Results

The Company reported net income of US$8.9 million in the first quarter of fiscal 2003 compared with a net loss of US$17.4 million in the first quarter of fiscal 2002. In the fourth quarter of fiscal 2002, the Company reported a net loss of US$81.2 million

Gross revenues, and the components of gross revenues, for the first quarter of fiscal 2003 were US$47.3 million, compared with US$60.1 million in the first quarter of fiscal 2002. In the fourth quarter of fiscal 2002, gross revenues and its components were at US$44.1 million.

The operating loss improved from US$2.9 million in the first quarter of fiscal 2002 to US$1.4 million in the first quarter of fiscal 2003, mostly due to the decrease of US$2.2 million in selling expenses. When compared to the fourth quarter of fiscal 2002, the operating loss in the first quarter of fiscal 2003 improved by US$6.4 million, because of a US$1.2 million and US$2.3 million decline in selling and direct operating expenses, respectively, and a US$3.1 improvement in gross revenues.

The net foreign exchange gain (loss) improved from a net loss of US$1.5 million in the first quarter of fiscal 2002 to a net gain of US$23.1 million in the first quarter of fiscal 2003. We recorded a net foreign exchange income decrease of US$21.2 million in the first quarter of fiscal 2003 from the US$44.3 million recorded in the fourth quarter of fiscal 2002. The variations in the foreign exchange gain (loss) are directly related to the depreciation or appreciation of the Real against the U.S. Dollar during these quarters, which affected the cost of the Company’s indebtedness denominated in U.S. Dollars.

Our customer growth has generally been strong and has contributed to increasing revenues in Real, offset by related increases in programming expenses and foreign exchange effects. However, our results of operations and financial condition have been, and are likely to continue to be, significantly affected by the current economic conditions in Brazil. These conditions include the general weakness of the economy and, more specifically, the weakness of the Real against foreign currencies, the Dollar in particular. When the Real devalues against the Dollar, our interest expense on our Dollar-denominated indebtedness becomes more costly to service with our Real-denominated revenues; in addition, we incur a foreign exchange loss in respect of such indebtedness. See note 6 to the financial statements. On the other hand, when the Real appreciates against the Dollar, our interest expense on our Dollar-denominated indebtedness becomes less costly to service with our Real-denominated revenues. We would also incur a foreign exchange gain in respect of such indebtedness. This trend was evident in the operational results of the three months ended March 31, 2003, as summarized above.

A negative trend may occur, and may become exacerbated, in subsequent periods, as the level of activity in the Brazilian economy has not been robust. This in turn may further pressure the Real, which may suffer against the Dollar in the future. If they continue, these trends may lead to further economic weakness in Brazil, which in turn may affect our rate of customer growth.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Management Board

As a limited liability quota company (limitada), we are not required to have a formal board of directors. Instead, management of the Company is vested in the quotaholders, who have agreed to act through a management board, with designated representatives. The management board benefits from the extensive experience in the media and pay television markets that its members bring to it. The management board meets from time to time to discuss strategy, review plans and approve budgets. The management board currently consists of seven members, three appointed by Globo, three appointed by News Corporation and one appointed by LMI. Each member of the management board serves until such time as the quotaholder that appointed that member elects to appoint a new nominee. The current membership of the management board does not affect or reflect Globo’s 54% quota interest in Sky Brasil, as described in “Item 7. Major Shareholders and Related Party Transactions.” The following sets forth the members of the management board, their position and the date on which they began to serve on the management board:

Name	Position	Member of the Management Board Since

Globo:

Alberto Pecegueiro	Director of pay TV content of Globo Organizations	June 2001

Jorge Nóbrega	Director, Strategic Coordination of Globo Organizations	April 2002

Rossana Fontenele Berto	Director of Strategic Planning and Business Development of Globo Organizations	March 2002

News Corporation:

Lawrence Jacobs	Executive Vice-President and Deputy General Counsel of News Corporation	June 2002

Name	Position	Member of the Management Board Since

Paul Haggerty	Executive Vice President, Finance of News Corporation	March 2000

Romulo Pontual	Executive Vice President, Television Platforms of News Corporation	June 2001

LMI:

David Jensen	Vice President of Liberty and LMI	May 1999

Alberto Pecegueiro is Director of pay TV content for Organizações Globo. In this position Mr. Pecegueiro oversees Globosat, Globo’s programming arm for owned and participating channels since 1995, and Net Brasil, a content supplier for cable and satellite companies in Brazil since 1999. Mr. Pecegueiro was a founding Director of Net Brasil in 1992. Prior to that, Mr. Pecegueiro had a long career in publishing, where his last position was that of publisher in charge of all of Editora Abril’s titles.

Jorge Luiz B. Nóbrega joined Globo in 1996. He has been Director of Strategic Coordination of Organizações Globo since 1998. He is also a member of the management board of Net Serviços.

Rossana Fontenele Berto has been Director of Strategic Planning and Business Development for Organizações Globo since March 2002. Prior to that Mrs. Berto was the Chief Operating Officer of Sky Brasil from March 1999 to February 2002, General Director of Net Rio, a subsidiary of Net Serviços, from 1998 to 1999, and Director of Controls of Multicanal Participaçoes S.A., a predecessor company of Net Serviços, from 1993 to 1998. She is also a Board member of Net Serviços.

Lawrence Jacobs was appointed to the management board in June 2002. Mr. Jacobs was named Executive Vice President and Deputy General Counsel of News Corporation in January 2001, prior to which he served as Senior Vice President and Deputy General Counsel. Mr. Jacobs joined News Corporation in 1996. He is a former partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (now Hogan & Hartson L.L.P.) in New York. Mr. Jacobs is also a member of the Board of Directors of Innova.

Paul Haggerty has been a member of the management board since March 2000. He is Executive Vice President, Finance of News Corporation, a position he has held since October 2001. Mr. Haggerty was Executive Vice President and Chief Financial Officer of Fox Television from 1997 to 2001. Mr. Haggerty was Chief Financial Officer, American Sky Broadcasting from 1996 to 1997 and Senior Vice President, News Corporation from 1990 to 1996. Mr. Haggerty is also a member of the Board of Directors of Innova.

Rômulo Pontual was appointed to the management board in June 2001. Mr. Pontual was named Executive Vice President, Television Platforms of News Corporation in February 2002.

Previously, he had served as Executive Vice President, News Technology. Mr. Pontual joined News Corporation in 1996, as Vice President of Space Technology and served as Senior Vice President from 1998-1999. In June 2001, Mr. Pontual was appointed to the Board of Directors of Innova and currently serves as Vice Chairman of Innova.

David Jensen has been a member of the management board since May 1999. Mr. Jensen has served as Vice President of Liberty and LMI since 1997. Mr. Jensen is also a member of the Boards of Directors of Innova, E! Entertainment Television, Inc., Pramer S.C.A (Argentina), and Digital Latin America LLC.

Officers

The officers of the Company are employees at will and have no fixed term of service. The following sets forth, as of the date hereof, the officers of the Company, their respective positions, and the date on which they began to serve as an officer of the Company:

Name	Position	Current Position Held Since

Ricardo Miranda Silva	Chief Executive Officer	July 2002

Mario Antonio Rossi	Chief Financial Officer	February 2003

Luiz Celso de Moraes Machado	Director, Technology	September 1993

Renato Luiz Cavion	Director, Sales	March 1998

Agrício Silva Neto	Director, Customer Services	June 2000

Sérgio Augusto Ramalho Alves	Director, Marketing	October 2002

Ricardo Miranda Silva was appointed Chief Executive Officer in July 2002 after serving for three years as Chief Financial Officer of Sky Brasil. Prior to joining Sky Brasil, Mr. Miranda was the Finance Director of GTECH do Brasil Ltda., a supplier of online lottery systems from 1996 to 1999, director of planning of Citibank N.A. from 1993 to 1996, and Plant Controller of Monsanto do Brasil Ltda., the Brazilian affiliate of Monsanto from 1990 to 1993. Mr. Miranda received degrees in economics from the Unified Instruction Center of Brasilia in 1982 and business administration from Education Union of Brasilia in 1985. He also received a master’s degree in international management in 1989 from Thunderbird—The American Graduate School of International Management, in the United States.

Mario Antonio Rossi became our Chief Financial Officer in February 2003. He has extensive experience working for international companies such as Bunge Limited, FIAT SpA, and Compaq, where he participated in the merger with Hewlett–Packard Co. Mr. Rossi received a bachelor’s degree in economics from Pontifícia Universidade Católica in São Paulo in 1976, and a master’s degree in financial administration in 1981 from Foundation Getúlio Vargas in São Paulo, Brazil.

Luiz Celso de Moraes Machado has been our Director of Technology since joining Sky Brasil in September 1993. Prior to joining Sky Brasil, he served as Information Technology Manager for the Abril Group, a Brazilian media and publishing group from 1982 to 1993. Mr. Machado received a degree in electronic engineering from the Technologic Institute of Brazilian Air Force, or ITA, in 1963, and a master’s degree in operational research in 1967 from the ITA/University of Michigan.

Renato Luiz Cavion has been our Director of Marketing and Sales since March 1998. He has also served as Commercial Director of Ligare Telecom, a distributor of telecommunication products from 1996 to 1998, and in the same capacity at Multicanal Participações S.A., a predecessor company of Net Serviços from 1992 to 1996. Mr. Cavion received a degree in business administration from the University of Caxias do Sul in 1973, and a master’s degree in marketing in 1975 from the Foundation Getúlio Vargas.

Agrício Silva Neto has been our Director of Customer Services since June 2000. Mr. Silva joined Sky Brasil in 1996 and served as Controller from 1996 to May 2000. He also served as acting Chief Financial Officer of Sky Brasil from October 1998 to June 1999. Prior to joining Sky Brasil, Mr. Silva was an audit manager for Arthur Andersen, an accounting firm. Mr. Silva received a degree in economics from the Foundation Armando Alvares Penteado in 1987, and a degree in accounting from the Paulista University in 1994. He received a master’s degree in business administration in 1996 from the University of São Paulo.

Sérgio Augusto Ramalho Alves Jr. became our Relationship Marketing Director in October 2002. He has 18 years of experience in marketing executive positions in telecommunications companies including BCP (Bell South) and Telefónica, pay television operators, at SKY and Multicanal, in broadcast and newspaper companies, at Television and Radio Manchete, DCI and Shopping News, in the computer industry, at Olivetti, retail, C&A, as well as experience as consultant for credit card companies at Visa, in banking at Citibank, and in the auto industry at Ford. Mr. Alves received a degree in marketing from the ESPM—Escola Superior de Propaganda e Marketing in 1987. He has been a professor teaching an MBA course in Relationship Marketing at the Foundation Getúlio Vargas in São Paulo, since January 2001.

In addition to the officers listed above, Rossana Fontenele Berto served as our Chief Operating Officer from March 1999 until her resignation in February 2002. She is currently a member of the management board of Sky Brasil.

COMPENSATION

The aggregate amount of compensation paid and benefits in kind granted by Sky Brasil and its subsidiaries to all of its directors and officers as a group during the twelve-month period ended December 31, 2002 was approximately US$874,863.

BOARD PRACTICES

Members of our management board and our officers are appointed and removed by Sky Brasil’s quotaholders and do not have stated terms of office. We do not enter into service contracts with any of the members of the management board or our officers.

EMPLOYEES

As of December 31, 2002, we employed 1,003 full-time employees in Brazil, including 96 in transmission, information systems and related functions, 261 in sales and marketing, 561 in customer handling and customer loyalty programs and 85 in finance, administration and human resources. Certain of these employees are members of Sindicato Nacional dos Trabalhadores em Empresas de Serviços Especializados de Radio e Circuitos Fechados de TV, or SINCAB, a labor union of pay television employees. Sky Brasil is a member of Sindicato das Empresas de TV por Assinatura, or SETA, an association representing pay television companies in negotiating terms of employment with their employees.

SHARE OWNERSHIP

The members of the management board and the officers of the Company do not have any equity interest in Sky Brasil.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information, with respect to the beneficial ownership of the Company’s equity interests as of March 31, 2003.

Name of Beneficial Owner	Amount and Nature of Ownership (Quotas)	Percentage of Ownership of Registered Capital Stock

DTH Comércio e Participações Ltda. (“DTH—Comércio”)(1)	469,550,751	54%
News DTH do Brasil Comércio e Participações Ltda. (“News DTH”)(2)	313,033,834	36%
Liberty Brasil DTH Ltda. (“Liberty Brasil”)(3)	86,953,843	10%

Total	869,538,428 quotas	100%

(1)	DTH Comércio is an indirect majority-owned subsidiary of Globo. Accordingly, Globo may be deemed to be the beneficial owner of the quotas owned by DTH Comércio.

(2)	News DTH is an indirect wholly-owned subsidiary of News Corporation. Accordingly, News Corporation may be deemed to be the beneficial owner of the quotas owned by News DTH.

(3)	Liberty Brasil is an indirect wholly-owned subsidiary of LMI. Accordingly, LMI may be deemed to be the beneficial owner of the quotas owned by Liberty Brasil.

Quotaholders’ Agreement

The relations among our quotaholders are primarily governed by an Amended and Restated Quotaholders’ Agreement, dated as of July 31, 1997, among DTH Comércio, News DTH, Liberty Brasil, and the Company, or the Quotaholders’ Agreement. The equity quotaholders, acting through management board, manage the Company and generally meet on a quarterly basis.

Under the Articles of Association of the Company, a majority vote is sufficient to authorize the Company to take action; however, the joint approval of DTH Comércio e Participações Ltda. and News DTH do Brasil Comércio e Participações Ltda. is required in order to authorize a number of significant actions.

RELATED PARTY TRANSACTIONS

The Company has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. The Company believes that the terms and conditions of such transactions are consistent with, and no less favorable than, those which the Company could have obtained from an unaffiliated third party.

The Company was organized by Net Brasil and Globo on September 3, 1993, as a limited liability quota company under the laws of Brazil. On December 4, 1995, Ivens S.A., or Ivens, a Uruguayan corporation and majority-owned subsidiary of Globo, acquired 99% of the Company’s quotas held by Net Brasil. In December 1995, News Corporation, through its indirect wholly-owned Brazilian subsidiary, News DTH, acquired a minority interest in the Company. Following such acquisition, Globo, indirectly through Ivens, held 60% of the Company’s quotas and News Corporation, indirectly through News DTH, held 40% of the Company’s quotas. On September 4, 1996, Ivens transferred 19,819,979 quotas of the Company to DTH Comércio, a Brazilian limited liability quota company and majority-owned subsidiary of Globo. On December 30, 1996, Ivens transferred its remaining quotas to Sanland Investment S.A., a Uruguayan corporation and subsidiary of Globo, or Sanland. On July 23, 1997, Liberty Brasil, a Brazilian limited liability quota company and wholly-owned subsidiary of LMI, acquired a 10% interest in the Company through the acquisition of quotas from each of News DTH and Sanland so that Globo, News Corporation and LMI currently own 54%, 36% and 10%, respectively, of the Company’s registered capital stock.

Subject to certain exceptions, Globo, News Corporation and LMI have agreed not to directly or indirectly own, manage, operate, control or finance any business or enterprise which operates a competing DTH service in Brazil.

Globo, News Corporation and LMI have severally guaranteed, in proportion to their respective beneficial interests in the Company, a substantial part of the Company’s financial obligations under its agreements with PanAmSat.

In connection with its existing DBS business, the Company has a variety of arrangements with Globo and its affiliates. Pursuant to an Agency, Service, Trademark Licensing and Other Agreements contract, dated October 22, 1995, between Sky Brasil and Net Brasil, the Company currently pays an amount equal to R$0.51 per customer per month for certain services provided by Net Brasil, including the negotiation and acquisition of all programming on behalf of the

Company (in fiscal year 2002, the Company paid R$0.47 per customer). In fiscal 2002, this customer-based fee totaled US$1.0 million. Under this agreement, we pay substantially all of our programming costs to Net Brasil and Net Brasil pays the program providers. In fiscal 2002, the total amount paid to Net Brasil for the acquisition of programming was approximately US$89.3 million (excluding the $1.0 million paid to Net Brasil in consideration of its channel negotiation and other non-programming services to us). See Note 4 to the financial statements.

The “SKY” trademarks are trademarks of BSkyB that has exclusively licensed the right to use the “SKY” trademarks in Brazil and elsewhere to NAI. A subsidiary of News Corporation has granted the Company a sublicense to use the marks “SKY,” “SKY Entertainment Services” and derivatives thereof, on an exclusive basis in Brazil.

The Company has entered into a consortium agreement with Globo, pursuant to which the pay satellite television business operated by the Company utilizes Globo’s DBS license. On March 11, 2003, Globo and Sky Brasil jointly requested that ANATEL authorize the transfer of Globo’s license to Sky Brasil. We expect a final decision in the third quarter of 2003, but we cannot assure you that we will be able to obtain such approval without delay or at all. If we obtain approval of the transfer by ANATEL, Sky Brasil and Globo will terminate the consortium agreement.

The Company continues to obtain significant programming content from Globo, News Corporation, LMI and their respective programming affiliates.

Pursuant to the terms of the NDS License, the Company obtains its conditional access, subscriber management services, smart cards and software maintenance from NDS. The Company incurred expenses of US$9.0 million for these goods and services in fiscal 2002. In fiscal 2001, we incurred expenses of US$8.0 million for these goods and services.

Pursuant to an agreement between Globo and News Corporation, the Company has exclusive DBS distribution rights in Brazil to the programming services offered by Net Brasil to its network of cable affiliates, subject to certain preexisting third party agreements.

Since the beginning of 1998, DTH TechCo Partners, an entity affiliated with our quotaholders, has provided us with certain creative and technical services, including play-out and uplink facilities in the United States, and is expected to provide such services through the year 2008. The Company incurred expenses of US$16.1 million for these services in fiscal 2002 (US$15.5 million in 2001). As a result of Globo’s rescheduling its financial debt obligations, it has not been providing funding to DTH TechCo. Thus far, Televisa, News Corporation and Liberty Media have made loans to DTH TechCo. to cover its operating costs and we expect that they will continue to do so. Our quotaholders are in discussions regarding how DTH TechCo. will be fully funded but no assurance can be given that we will reach a satisfactory resolution regarding how to provide continued funding for DTH TechCo. If any of our quotaholders fail to provide sufficient funds to allow DTH TechCo. to continue operating, then DTH TechCo.’s ability to provide service to us, and our ability to provide services to our customers could be compromised. If we are unable to obtain replacement services at comparable prices, we would experience a material adverse effect on our business.

In March 2001, Net Sat Overseas, a Cayman Islands company, which is not a subsidiary or a parent corporation of Sky Brasil, but which is owned by our quotaholders in the same percentages as their quota interests in Sky Brasil, solicited holders of the Notes to agree to a waiver of their right to require the early repurchase of the Notes at a price of 101% of the principal amount thereof, or the Early Repurchase. The right of Early Repurchase is exercisable on August 5, 2004. Net Sat Overseas paid US$7.50 per US$1,000 principal amount of Notes in consideration of the grant of the waiver. Holders of approximately US$78 million principal amount of Notes accepted the offer to waive the right of Early Repurchase and, as a result thereof, Notes in that principal amount were reclassified as long-term debt. On August 5, 2001, the quotaholders of Sky Brasil, through their related companies, Globopar, News DTH Investment Ltd. and Liberty Satellite Brazil Bonds Inc., acquired the Notes in the principal amount of approximately US$95.3 million and did not exercise the Early Repurchase right. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and note 6 to the financial statements.

For further discussion of our related party transactions, see note 4 to the financial statements.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

The Company’s consolidated financial statements, together with the independent auditor’s report thereon, are presented in accordance with Item 18 and form part of this report beginning on page F-1.

LEGAL OR ARBITRATION PROCEEDINGS

In 1996, the Escritório Central de Arrecadação e Distribuição, or the ECAD, filed a separate claim against each member of the ABTA, including Sky Brasil, seeking an injunction and losses and damages on the grounds that such companies were using copyrighted music in their programming without prior approval and without paying the copyright royalties due. The ECAD is by law the exclusive organization in charge of collecting and distributing copyright payments from the public broadcast of musical compositions in Brazil and acts as the legal representative of the artists and authors of the copyrighted material. In the lawsuit, the ECAD sought a payment equal to 2.55% of the average monthly payment by each customer to pay television companies (approximately R$60,000 per month with respect to Sky Brasil, or approximately R$1.55 per month per customer).

On February 2, 2001, we entered into an agreement with the ECAD pursuant to which we agreed to pay the ECAD an amount equivalent to US$2.3 million, in 60 equal monthly installments beginning on April 1, 2001, with respect to broadcasts we transmitted during the period January 1993 to December 2000. In addition, we agreed to pay R$335,000 per month (plus an annual inflation adjustment determined using the Indice Geral de Preços de Mercado, or IGP-M index) for broadcasts from January 2001 through December 2003. In fiscal 2002, the monthly payment, following the annual readjustment for inflation, was R$425,563. Beginning in January 2004, we will pay the ECAD a monthly amount to be negotiated.

For further discussion of our legal or arbitration proceedings, see note 9 to the financial statements.

DIVIDEND POLICY

For a discussion of our dividend policy, see “Item 10. Additional Information—Memorandum and Articles of Association.”

SIGNIFICANT CHANGES

Starting in July 2002, by agreement with Globo, News Corporation has made additional cash contributions of $50 million to Sky Brasil on Globo’s behalf, in order to enable Sky Brasil to meet its ongoing capital needs. When capitalized, these additional investments by News Corporation will reduce Globo’s interest in Sky Brasil, and News Corporation’s interest will increase proportionately to approximately 49%.

On April 9, 2003, News Corporation announced that it had reached a definitive agreement with General Motors Corporation, or General Motors, and Hughes Electronics Corporation, or Hughes, in which News Corporation would acquire General Motors’ 19.9% stake in Hughes and a further 14.1% of Hughes from public shareholders and General Motors pension and other benefit plans, for a total of 34% interest in Hughes. The businesses contained in Hughes include leading U.S. satellite broadcaster DIRECTV, which has more than 11 million subscribers; an 81% equity interest in satellite operator PanAmSat Corporation; and Hughes Network Systems, a provider of broadband satellite network solutions. There is nothing defined yet about the operations of Galaxy Brasil and DIRECTV Latin America’s other platforms after the acquisition by News Corporation and the implications to Sky Brasil. However, if the transaction is consummated, News Corporation will hold indirect interests in both the Sky Brasil and Galaxy Brasil DTH platforms.

In compliance with applicable Brazilian laws, the transaction has been submitted to the analysis of ANATEL and the Brazilian Administrative Council for the Economic Defense—CADE (the government board which oversees antitrust matters in Brazil).

ITEM 9.	THE OFFER AND LISTING

The Company’s equity securities, or quotas, are all privately held by the quotaholders. See “Item 7. Major Shareholders and Related Party Transactions–Major Shareholders.” The Company’s outstanding registered debt securities consist solely of the Company’s 12¾% senior secured notes due August 5, 2004 that were registered under the Securities Act of 1933, as amended, pursuant to an exchange offer. The Notes are not listed on any securities exchange or automated quotations system and trade only on the over-the-counter market.

ITEM 10.	ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s articles of association are registered at the São Paulo State Commercial Board (Junta Comercial do Estado de São Paulo, or the JUCESP) with the entry number (NIRE) 35211837180/93. Article 3 of the Company’s articles of association describes the Company’s purposes as follows:

(a)  to develop, own, operate, promote, sell, and market DBS satellite systems for the distribution of subscription programming services directly to residential and non-residential customers in the Federal Republic of Brazil;

(b)  to engage in any and all such activities and transactions to accomplish the activities described in (a) above, including the acquisition of the rights to exhibit subscription programming services and channels throughout Brazil;

(c)  to engage in the other businesses and activities contemplated by the articles of association, as well as to participate in other entities, as quotaholder or shareholder;

(d)  to represent, distribute and market national and foreign products related to pay television;

(e)  to import equipment related to its social object, as well as import or exploit programs of entertainment, films or events in general; and

(f)  to perform technical assistance related to its social objectives.

The Company is a private limited liability quota company regulated by the New Brazilian Civil Code (Law 10.406/2002), which as of January 2003 replaced the former legislation, Decree 3.708/19. The management of the Company is performed directly by the quotaholders as described in Item 5.1 of the Articles of Association, and this management has been delegated to the General Manager, who is the Chief Executive Officer. Consistent with the foregoing, there are no specific provisions in the articles of association relating to the right or ability of directors or managers to vote on matters in which they have a pecuniary interest. Both directors and officers are subject to the duties and responsibilities set forth in the Brazilian Corporation Law. Accordingly, directors and officers may not take part in any corporate transaction or decision in which he or she has an interest which conflicts with an interest of the Company. Directors and officers may only contract with the Company under reasonable or equitable conditions, which are similar to those prevailing in the marketplace or under conditions that the Company would contract with a third person. See “Item 7. Major Shareholders and Related Party Transactions—Quotaholders’ Agreement.”

All of Sky Brasil’s quotas have equal class, rights, preferences and restrictions. The payment or declaration of dividends as well as any other kind of distribution, such as money, assets, or other properties, are subject to the terms of the Company’s annual business plan. Profit distributions will be made only after the necessary legal reserves and retentions are recorded. The quotas also have equal rights to the proceeds from liquidation.

Voting rights are listed in item 5.7 of the Articles of Association. The votes of News DTH and DTH Comércio are necessary for any kind of deliberation. Liberty Brasil’s vote is necessary for deliberations related to its exclusion as an owner of the Company (5.7.a.1) and changes in the transponder capacity agreement (5.7.a.2).

The Articles of Association define that a majority vote of the quotaholders is required to change the quotaholders rights, except for sections (a.1) and (a.2) of item 5.7, which require the unanimous consent of the quotaholders.

Item 5.2 of the Articles of Association describes the procedure for convening meetings. Ordinary general meetings are held quarterly, and special meetings may be called as necessary. Ordinary meetings may be convened on fifteen days prior notice, indicating hour, place and agenda, or on fewer than 15 days notice upon unanimous consent of the quotaholders. A quotaholder may include any item in the agenda, provided that the other quotaholders are notified in writing no fewer than seven days before the meeting. Special meetings must be convened no fewer than 20 days and no more than 30 days before the meeting, indicating the hour, place and agenda.

There are no legal restrictions on the ownership of the Company’s quotas. Nevertheless, the Quotaholders’ Agreement establishes restrictions on the transfer of quotas to third parties other than to defined affiliates of the quotaholders and in the case of News DTH, only at the sole discretion of DTH Comércio.

Additional details of the Quotaholders’ Agreement are described in “Item 7. Major Shareholders and Related Party Transactions—Quotaholders’ Agreement.”

However, the Brazilian form of articles of association includes provisions that are analogous to by-laws of a U.S. domestic corporation, as well as provisions relating to formation, capital and purposes of the legal entity. In the case of a limitada, the quotaholders may execute governance directly, without the interposition of a board of directors or managers, as in the case of a U.S. corporation. Nevertheless, the Company’s quotaholders have elected to set executive policy through the Management Board. Similar to U.S. corporate governance, the Management Board has appointed officers, who serve at will to implement the policies determined by the Board.

New Brazilian Civil Code

Brazil adopted a new civil code in 2002 (Law 10.406/2002), which became effective on January 11, 2003. With the adoption of the new civil code, there have been many changes with respect to the corporate law and in particular its effects on “limitada” companies, such as Sky Brasil, and interpretations of contracts that may affect investors in Sky Brasil. These include changes to the rights of minority quotaholders and quotaholders approval requirements for certain corporate actions. The new civil code requires companies to amend their articles of association to comply with the new rules. Companies are given until January 19, 2004 to comply with these new rules. As a result, Sky Brazil quotaholders will have to update the Company’s Articles of Association during the year 2003.

MATERIAL CONTRACTS

In August 1996, the Company issued US$200 million 12¾% senior secured notes. These Notes mature on August 5, 2004 and bear interest payable semi-annually in arrears on February 5 and August 5. The descriptions of the Notes and the related Indenture are incorporated by reference to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission.

In March 1998, the Company entered into an amendment to its agreement with PanAmSat to lease twelve transponders, with an option for two additional transponders at no cost, on PAS-6B. The Company lease the twelve transponders on PAS-6B for US$25,223,000 per transponder, payable in 234 monthly installments commencing April 1, 1999, with interest of 6.25% per annum, and exercised its option to add the two additional transponders in March 2001. See also notes 6 and 10 to the financial statements.

The Company and NDS are parties to a NDS License, pursuant to which NDS, a public company and majority-owned subsidiary of News Corporation, provides the necessary equipment to compress, encrypt and multiplex the signals transmitted to the PAS-6B by the Company’s uplink facilities in both Brazil and the United States, as well as the Company’s access control system, including the smart cards necessary to decode the signal at the customer’s home. We obtain our conditional access, subscriber management services, smart cards and software maintenance from NDS. The Company incurred expenses of approximately US$9.0 million in fiscal 2002 for these goods and services. See Item 7. “Major Shareholders and Related Party Transactions” and note 4 to the financial statements.

EXCHANGE CONTROLS

There are two principal foreign exchange markets in Brazil: the commercial rate exchange market and the floating rate exchange market, also known as the “tourism market”. The commercial rate exchange market consists primarily of (1) foreign currency transactions related to export proceeds; (2) foreign currency transactions related to import payments; (3) direct long-term investment in Brazilian companies; and (4) the conversion of Reais and remittance of foreign currency from Brazil, which are permitted if the corresponding transaction is the subject of registration with the Central Bank of Brazil, a requirement applicable to capital investments in Brazil and to all types of foreign loans, as well as any related dividend and interest remittances. The floating rate exchange market is used mainly in regard to travel, unilateral transfers, certain services and other authorized categories of payments. Transactions carried out in either of these markets must be conducted through banks and other agents for the tourism market authorized and monitored by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the exchange rate on the commercial rate exchange market and the exchange rate on the floating rate exchange market differed significantly at times. Since the introduction of the Real as Brazil’s currency, the two rates have not differed significantly, although there can be no assurance that there will not be in the future significant differences between the two rates. Both the commercial rate exchange market rate and the floating market rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the Real against the U.S. Dollar using a policy that allowed the exchange rate to fluctuate within a band which was adjusted periodically. On January 15, 1999 the Central Bank removed the exchange rate band and permitted the Real to fluctuate freely against the U.S. Dollar. The Central Bank may still intervene in the exchange rate market from time to time. After the announcement of the new floating exchange rate market, the Real devalued significantly from R$1.3194 per US$1.00 to R$1.4659 per US$1.00. Subsequently, the Real reached R$1.9832 and R$2.0648 per US$1.00 on the last business days of January and February 1999, respectively, and reached R$2.1647 per US$1.00 on March 3, 1999. After March 3, 1999, the Real recovered, with daily closing exchange rates that varied between R$1.6510 and R$2.1022 per US$1.00 during the remainder of the year and finished the year at R$1.7890 per US$1.00 at December 31, 1999.

During 2000, the Real devalued gradually to R$1.9554 per US$1.00 at December 31, 2000. In 2001, the Real devalued at a faster rate, reflecting the uncertainties surrounding the U.S. and Argentine economies and closed at R$2.3204 per US$1.00 on December 31, 2001. In 2002, the Real devalued at a faster rate, due to uncertainties surrounding the presidential elections and due to the general recessionary environment of the worldwide economy and Brazilian economy.

At December 31, 2002 the exchange rate closed at R$3.5333 per US$1.00. On June 25, 2003, the exchange rate closed at R$2.8559 per US$1,00. In the three weeks prior to the filing hereof, the Real appreciated from R$2.9112 per US$1.00 on June 4, 2003 to R$2.8559 per US$1.00 on June 25, 2003. A table summarizing the recent trends in exchange rates is included in “Item 3. Key Information—Selected Financial Data.”

There can be no assurance that the Real will stabilize at its current levels or that the Brazilian Government will not alter Brazil’s current exchange rate or other monetary policies, and consequently, there can be no assurance that the business, operations and prospects of the Company will not be affected adversely by the performance of the Brazilian economy.

Whenever there is a serious risk of material imbalance in Brazil’s balance of payments, the Brazilian Central Bank may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it has done in the past, as well as on the conversion of the Brazilian currency into foreign currencies.

TAXATION

Brazil

The following is a summary of the Brazilian taxes payable by holders of the Company’s 12¾% senior secured notes due 2004, or the Notes, who are resident in the United States, under Brazilian laws and regulations. The discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of Notes. Except as otherwise noted, the statements of law set forth are based on law in force as of the date of this annual report on Form 20-F, and are subject to any legislative or administrative changes in Brazilian law (which may have retroactive effect), and changes in any bilateral taxation convention to which Brazil is a party, occurring after that date. There is currently no bilateral taxation convention in effect between the United States and Brazil. A holder of the Notes should consult with its tax advisors concerning issues including (1) the application of United States Federal or Brazilian income tax laws to them arising from their investment in the Notes, (2) any consequences to them arising under the laws of any other taxing jurisdiction, including, without limitation, the laws of any state, local or foreign taxing jurisdiction, (3) the availability for United States Federal income tax purposes of a credit or deduction for Brazilian taxes or other amounts, and (4) the consequences of purchasing the Notes at a price other than the issue price.

Interest on the Notes

Individuals and corporations domiciled in Brazil are taxed in Brazil on the basis of their worldwide income, including interest on the Notes.

A holder of the Notes who is an individual, company, entity, trust or organization domiciled outside Brazil, or a Non-Brazilian Holder, is taxed in Brazil generally only in respect of income derived from Brazilian sources. However, pursuant to Law 9481, August 13, 1997, as amended by Law 9532, December 10, 1997, the rate of withholding applicable to income tax relating to interest, fees and commissions payable to persons domiciled abroad with respect to foreign issues such as the Notes having an average maturity of at least 96 months, was reduced to zero. The reduction only applies in this case if contracts are grandfathered, that is if the transactions are derived from contracts in force on or before December 31, 1999, as per Law 9959/01, article 1. As a result, since the Notes have an original average maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes. Otherwise, interest and any other income (including any imputed income arising from the difference between the issue price of the Notes and the redemption price), payable by a Brazilian obligor to a Non-Brazilian Holder would be subject to income tax withheld at the source. The rate of withholding is 15% (unless the Non-Brazilian Holder is resident or domiciled in a country which has no income tax or in which the maximum income tax rate is lower than 20% (i.e., a “tax haven”) in which case the rate of withholding is 25% pursuant to article 8 of Law No. 9.778, dated January 19, 1999) or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. There is no income tax treaty between Brazil and the United States.

If any Note is repurchased by the Company prior to the maturity date, pursuant to the right or obligation to repurchase the Notes for taxation or other reasons, the zero tax exemption will not apply and, therefore, upon such repurchase the Brazilian withholding tax will be applied on the amount of interest (including OID, if any), fees and commissions paid on such Notes from the Issue Date through the Repurchase Date, and such tax must be paid prior to the remittance of any monies with respect to the repurchase of the Notes.

The Company believes and intends to take the position for tax reporting purposes that in the event that any Note is repurchased by the Company prior to its maturity, and to the extent that the Principal Paying Agent is a resident of Japan as that term is defined for the purposes of the tax treaty between Brazil and Japan, and payment to the Principal Paying Agent discharges the obligations of the Company to make payments in respect of the Notes, interest with respect to the Notes will be subject to Brazilian withholding tax at a rate of 12.5% as provided under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Notes, the Company is required to gross up amounts paid to Non-Brazilian Holders for any Brazilian withholding tax, subject to customary exceptions. Under certain circumstances, the Company has the right to repurchase the Notes at par in the event that it is required to gross up a holder of the Notes in excess of certain amounts for Brazilian withholding taxes paid by the Company.

The financial transaction tax (“IOF”) on foreign exchange transactions is currently zero-rated. The Minister of Finance is empowered to establish the applicable IOF tax rate, which, according to Law No. 8,894, adopted on June 21, 1994, may be set at any time up to a maximum of 25%. Nevertheless, the IOF is a tax upon the Brazilian borrower and does not have a direct effect on the amounts received by the holders of the Notes.

Sale, Exchange and Retirement of the Notes

Any earnings or capital gains earned abroad as a result of a transaction between two non-residents of Brazil are not subject to tax in Brazil. Thus, the gains realized by a Non-Brazilian Holder from the sale of the Notes to a Non-Brazilian Holder are not subject to tax in Brazil. However, any gains realized by a Non-Brazilian Holder from the sale of the Notes to a resident of Brazil may be subject to Brazilian withholding tax at a rate of 15%, provided however, that if such Non-Brazilian Holder is resident or domiciled in a country which has no income tax or in which the maximum income tax rate is lower than 20% (i.e., a “tax haven”), then the applicable withholding tax rate will be 25%.

There is no stamp, transfer or other similar tax in Brazil nor is there any estate, gift or inheritance tax in Brazil with respect to the transfer, assignment or sale of any debt instrument (including the Notes) outside Brazil, except for the transfer tax (imposto sobre transmissâo causa mortis) imposed on the transfer of property held in Brazil from a decedent to heirs.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A FULL DESCRIPTION OF THE BRAZILIAN TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE NOTES BY NON-BRAZILIAN HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

United States

The following summary of the material United States Federal income tax consequences of the purchase, ownership and disposition of a Note is based on the Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations thereunder, or (the “Regulations”), administrative rulings, official pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, or to different interpretations, possibly with retroactive effect. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service, (the “IRS”). The discussion of tax consequences generally applies to U.S. Holders. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose “functional currency” is other than the U.S. dollar or persons that hold Notes as part of a “straddle” or “conversion transaction” or otherwise as part of a “synthetic asset”) and is limited to investors that hold Notes as capital assets. Such tax treatment may vary depending upon the particular situation of a U.S. Holder.

For purposes hereof, a “U.S. Holder” is a beneficial owner of Notes that is (a) a citizen or resident of the United States, (b) a corporation organized under the laws of the United States or any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (d) a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. persons have the authority to control all substantial decisions. However, in the case of a partnership, estate or trust, the term “U.S. Holder” shall only include the partnership, estate or trust to the extent its income is taxed to the entity or its partners or beneficiaries on a net income basis by the U.S.

Interest on the Notes

Interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, before deduction of any Brazilian withholding taxes.

Original Issue Discount

For United States Federal income tax purposes, the Notes are considered to be issued with original issue discount, or OID. The amount of OID with respect to a Note is the excess of the Note’s stated redemption price at maturity over its issue price. The issue price of a Note is the first price at which a substantial amount of the Notes were sold. The stated redemption price at maturity of a Note is the sum of all payments on the Note other than qualified stated interest (as defined below) (i.e., 105% of the principal amount of the Note).

A U.S. Holder is required to include OID in its gross taxable income (as ordinary income) periodically over the term of the Note before receipt of the cash attributable to such income, except as described under “Bond Premium” below. The amount of OID includible in income by a U.S. Holder is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year during which the U.S. Holder holds such Note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. An accrual period may be of any length selected by the U.S. Holder and may vary in length over the term of the Note, so long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Note’s adjusted issue price at the beginning of the accrual period and such Note’s yield to maturity over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The “adjusted issue price” of a Note at the beginning of any accrual period is the issue price of the Note, (x) increased by the amount of accrued OID for each prior accrual period and (y) decreased by the amount of any payments previously made on the Note other than qualified stated interest. The “qualified stated interest” with respect to a Note is all interest paid with respect to such Note.

The Company will furnish annually to the IRS and each U.S. Holder (other than certain exempt holders) information with respect to the OID accruing while a Note is held by the U.S. Holder. Such information will be based on the accruals of OID as if the U.S. Holder were the original holder of the Note. See “Information Reporting and Backup Withholding” below.

Acquisition Premium

A U.S. Holder that purchases a Note for an amount in excess of its adjusted issue price (such excess being “acquisition premium”), but less than or equal to the sum of all amounts payable on a Note after the purchase date other than qualified stated interest, and that does not make an election to treat all interest as OID, is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the acquisition premium, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than qualified stated interest, over the Note’s adjusted issue price.

For definitions of “adjusted issue price,” “OID,” “qualified stated interest” and “daily portions,” see “Original Issue Discount” above.

Bond Premium

A U.S. Holder that purchases a Note for an amount in excess of the sum of all amounts payable on a Note after the purchase date other than qualified stated interest will have bond premium with respect to the Note in the amount of such excess. Such U.S. Holder will not include OID in gross income if there is bond premium with respect to such Note. Such U.S. Holder may elect under section 171 of the Code to treat the premium as “amortizable bond premium.” If such an election is made, the amount of qualified stated interest such U.S. Holder must include in income for each accrual period is reduced by the portion of the premium allocable to such period based on the Note’s yield to maturity. If the amortizable bond premium exceeds the qualified stated interest allocable to the accrual period, the excess is treated as a bond premium deduction for the accrual period. However, the amount treated as a bond premium deduction is limited to the amount by which such U.S. Holder’s total interest income on the Note in prior accrual periods exceeds the total amount of bond premium deducted or used to offset interest on the Note by such U.S. Holder in prior accrual periods. A U.S. Holder generally may not assume that a Note will be redeemed prior to maturity, and therefore must amortize the premium until the maturity date. If the Note is in fact redeemed, such U.S. Holder may deduct any unamortized premium in the year of redemption. The election to amortize bond premium applies to all debt instruments the interest on which is not excludible from gross income (“fully taxable bonds”) that such U.S. Holder holds at the beginning of the first taxable year to which the election applies and to all fully taxable bonds such U.S. Holder later acquires, and may be revoked only with the consent of the IRS.

If a U.S. Holder does not make this election, such U.S. Holder must include the full amount of each interest payment in income as described in “Interest on the Notes” above. The U.S. Holder will receive a tax benefit from the premium only in computing gain or loss upon the sale or other disposition or retirement of the Note.

For definitions of “qualified stated interest” and “OID,” see “Original Issue Discount” above.

Market Discount

A Note will be treated as purchased at a market discount, or a Market Discount Note if the Note’s “revised issue price” exceeds the amount for which the U.S. Holder purchased the Note by at least  1/4 of 1 percent of such Note’s revised issue price, multiplied by the number of complete years to the Note’s maturity after the purchase. “Revised issue price” means the sum of the issue price of the Note and any OID that has already accrued on the Note.

Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Market Discount Note. “Accrued market discount” is determined on a straight-line basis or, at the U.S. Holder’s election, on a constant-yield basis similar to the method for accruing OID (see “Original Issue Discount” above). Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Market Discount Note; such election shall apply to all debt instruments with market discount acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

For definitions of “issue price” and “OID,” see “Original Issue Discount” above.

Sale, Exchange or Retirement of a Note

Generally, any sale, redemption or other taxable disposition of a Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder’s tax basis in the Note. The U.S. Holder’s tax basis in the Note will generally equal the U.S. Holder’s cost therefor, increased by OID accruals and market discount currently included in income pursuant to the election described above, and decreased by amortized bond premium during such U.S. Holder’s holding period. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (except as described in “Market Discount,” above), and will be long-term capital gain or loss if the Note is held for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Effect of Brazilian Withholding Taxes

It is believed that interest payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed by the Company prior to its maturity date. See “—Brazil.” In the case of any Note which is so redeemed, any Brazilian tax withheld generally will be treated as a foreign income tax that a U.S. Holder may elect, subject to the limitations on foreign tax credits generally, to credit against such U.S. Holder’s United States Federal income tax liability or, alternatively, to deduct in computing such U.S. Holder’s taxable income. No such deduction or credit with respect to such Brazilian tax withheld will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or the Company, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future.

For purposes of determining a U.S. Holder’s United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income for foreign tax credit purposes. Interest (including any Additional Amounts payable by the Company) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed by the Company prior to its maturity date, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest.

The amount of foreign taxes for which a U.S. Holder may take a foreign tax credit in any taxable year is generally limited to an amount equal to the U.S. Holder’s United States Federal income tax rate, multiplied by its foreign source income in the applicable “basket” (passive income, financial services income or high withholding tax interest, as the case may be) for the taxable year. A U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes; however, such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders’ previous two or succeeding five taxable years, or such withholding taxes may instead be deducted by the U.S. Holder.

A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such withholding tax.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, interest, and premium paid on Notes and to the proceeds of the sale of a Note made to holders other than certain exempt recipients. U.S. Holders must provide IRS Form W-8 or Form W-9, as the case may be, in order to avoid the imposition of backup withholding. A 28% backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status, or fails to report in full dividend and interest income. Exempt recipients include corporations and certain governmental entities.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A FULL DESCRIPTION OF THE U.S. TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE NOTES BY U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we are required to file reports with the U.S. Securities and Exchange Commission. Copies of reports, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330. The U.S. Securities and Exchange Commission maintains a website www.sec.gov where those of our documents that have been electronically filed with the U.S. Securities and Exchange Commission may be found. Other documents may be examined at the Company’s executive offices located at R. Prof. Manoelito de Ornellas 303-6, Andar, São Paulo, SP 04719-040, Brazil.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The Company is exposed to various market risks, primarily related to foreign exchange rates. Market risk is the potential for loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates. We do not enter into financial or other instruments for speculative or hedging purposes. See notes 2(h) and 6(b) to the financial statements contained elsewhere herein for discussion of the accounting policies for investments in debt securities and information with respect to those financial instruments. See also “Item 5. Operating and Financial Review and Prospects—Impact of Fluctuations in Exchange Rates.”

Foreign Exchange Risk

Substantially all of the Company’s debt obligations, including the Notes and the financing of the satellite transponders, are denominated in U.S. Dollars. In addition, a significant portion of the Company’s operating expenses, including those relating to the acquisition of programming, technology licenses and equipment, are denominated in or indirectly linked to U.S. Dollars. However, the Company’s revenues are primarily denominated in Reais, and as a result, the Company is exposed to currency exchange risks that may adversely affect the Company’s business, financial condition and results of operations, as well as our ability to meet our debt service obligations.

A substantial portion of the Company’s liabilities in foreign currency are long-term obligations with final maturities in 2018. The Company has elected not to utilize derivatives or similar financial instruments to manage its foreign exchange risk.

Interest Rate Risk

The Company’s exposure to interest rate volatility has been mitigated through the use of instruments with fixed rates of interest, such as the Notes and the satellite transponder financing agreements described in Note 6 of the financial statements. Additionally, the Company strives to minimize these risks by employing established policies and procedures to manage this exposure. Nevertheless, the Company continues to remain exposed to interest rate volatility with respect to any future debt issuances.

The table below provides information about the Company’s debt obligations in U.S. Dollars and summarizes information with respect to instruments and transactions that are sensitive to foreign currency exchange rates.

	Principal by year of maturity
	2003	2004	2005	2006	2007	Thereafter
	(In thousands of U.S. Dollars)
Notes—12 3/4% fixed rate	—	208,021	—	—	—	—
Satellite transponder financing discounted at 9.0% fixed rate	6,851	7,467	8,142	8,883	9,696	180,594

As of December 31, 2002, the estimated fair market value of the Notes at that date was US$84.8 million. Management estimates that the estimated fair value of the transponder financing is not significantly different from the carrying value. See note 10 to the financial statements.

During fiscal 2002, the Real devalued from R$2.320 per US$1.00 at December 31, 2001 to R$3.5333 per US$1.00 at December 31, 2002. In 2003, the Real has appreciated primarily as a result of the improved confidence in the market due to the policies that the new government has proposed (including reform of the state-run pension system and lower taxes on savings). At June 25, 2003 the exchange rate closed at R$2.8559 per US$1.00.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) as of a date within 90 days prior to the filing date of this annual report on Form 20-F and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

Part III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable as the Company’s financial statements have been prepared in accordance with Item 18.

ITEM 18:	FINANCIAL STATEMENTS

The Company’s financial statements are attached to this report and begin on page F-1.

ITEM 19:	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association of the Company, together with an English language translation thereof (incorporated by reference to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 13, 2003)

1.2	Charter and Articles of Association of Promancor S.A. (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

1.3	Certificate of Incorporation and By-laws of Net Sat USA, Inc. (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.1	Indenture, dated as of August 5, 1996, by and among the Company, its subsidiaries and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.2	Form of Senior Secured Note (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.3	Form of Guarantee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.4	Exchange and Registration Rights Agreement, dated August 5, 1996, by and among the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citicorp Securities, Inc. (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.5	Agreement for the Pledge of Assets and Other Covenants, dated August 5, 1996, between the Registrant and The Chase Manhattan Bank (English translation) (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.6	Collateral Pledge and Security Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

Exhibit No.	Description of Exhibit

2.7	Share Pledge Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

3	Amended and Restated Quotaholders’ Agreement, dated July 31, 1997, by and among the Registrant, DTH Comércio e Participações Ltda., News DTH Do Brasil Comércio e Participações Ltda. and TCI International Brasil Ltda. (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the U.S. Securities and Exchange Commission)

4.1	System Implementation and License Agreement, dated July 11, 1996, between the Company and NDS Group plc (formerly News Digital Systems Limited) (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

4.1.1	Amendment to System Implementation and License Agreement, dated December 3, 1996, between the Company and NDS Group plc (formerly News Digital Systems Limited) (incorporated by reference to Exhibit 10.1.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

4.2	Second Amended and Restated Transponder Purchase and Sale Agreement, dated as of March 5, 1998, between the Company and PanAmSat Corporation (incorporated by reference to Exhibit 10.27.2 of PanAmSat Corporation’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998 filed with the U.S. Securities and Exchange Commission)

4.3	Consortium Agreement, dated July 12, 1996, between the Company and Globo Comunicações e Participações Ltda. (English translation) (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on
Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

8	Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

12.1	Certification by Ricardo Miranda, Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description of Exhibit

12.2	Certification by Mario Antonio Rossi, Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.3	Ordinance No. 820 issued on July 17, 1996 by the Ministry of Communications (English translation) (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for the filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY BRASIL Serviços Ltda.

By:	/S/ RICARDO MIRANDA
	Name:	Ricardo Miranda
	Title:	Chief Executive Officer

Date:  June 30, 2003

CERTIFICATIONS

I, Ricardo Miranda Silva, certify that:

1.	I have reviewed this annual report on Form 20-F of Sky Brasil Serviços Ltda;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

By	/S/ RICARDO MIRANDA SILVA
Ricardo Miranda Silva
Chief Executive Officer

CERTIFICATIONS

I, Mario Antonio Rossi, certify that:

1.	I have reviewed this annual report on Form 20-F of Sky Brasil Serviços Ltda;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

By	/S/ MARIO ANTONIO ROSSI
Mario Antonio Rossi
Chief Financial Officer

SKY BRASIL SERVIÇOS LTDA.

(formerly Net Sat Serviços Ltda.)

Consolidated Financial Statements at December 31,

2002 and 2001, and for Each of the Three Years in

the Period Ended December 31, 2002 and Report of

Independent Accountants

Report of Independent Accountants

To the Board of Directors and Partners

SKY BRASIL SERVIÇOS LTDA.

(formerly Net Sat Serviços Ltda.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in partnership deficit present fairly, in all material respects, the financial position of SKY BRASIL SERVIÇOS LTDA. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of SKY BRASIL SERVIÇOS LTDA.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that SKY BRASIL SERVIÇOS LTDA. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	February 21, 2003

SKY BRASIL SERVIÇOS LTDA.

Consolidated Balance Sheet at December 31

Expressed in thousands of U.S. dollars, unless otherwise stated

Assets	2002	2001

Current assets
Cash and cash equivalents	6,036	4,533
Accounts receivable	4,480	6,152
Inventories, net	2,154	2,185
Advances to suppliers	4,403	1,131
Tax recoverable	540	2,845
Prepaid expenses	421	493
Other	21	1,384

	18,055	18,723

Deferred income tax, net	1,234	162,544
Equipment and other fixed assets, net	103,286	153,035
Other assets	900	756

Total assets	123,475	335,058

SKY BRASIL SERVIÇOS LTDA.

Consolidated Balance Sheet at December 31

Expressed in thousands of U.S. dollars, unless otherwise stated                                                                                          (continued)

Liabilities and partnership deficit	2002	2001

Current liabilities
Debt, including current portion of long-term debt	6,851	5,105
Suppliers and payroll	10,523	14,915
Interest payable	14,270	15,796
Deferred income tax	1,234	1,185
Other taxes payable	9,725	9,332
Due to related parties	13,070	15,742
Promotional discounts and advanced subscription payments	1,055	1,537

	56,728	63,612

Long-term liabilities
Long-term debt
Third parties	323,639	330,020
Related parties	99,164	98,557

	422,803	428,577

Total liabilities	479,531	492,189

Commitments and contingencies (Note 9)
Partnership deficit
Capital (2002—869,538,428 quotas; 2001—824,923,729 quotas)	533,809	515,359
Additional paid-in capital	67,550
Accumulated other comprehensive income—cumulative translation adjustment	226,811	125,138
Accumulated deficit	(1,184,226)	(797,628)

	(356,056)	(157,131)

Total liabilities and partnership deficit	123,475	335,058

The accompanying notes are an integral part of these consolidated financial statements.

SKY BRASIL SERVIÇOS LTDA.

Consolidated Statement of Operations

Years Ended December 31

Expressed in thousands of U.S. dollars

	2002	2001	2000
Revenue
Subscriptions	205,498	223,804	222,970
Equipment sales and other	3,563	3,014	688

	209,061	226,818	223,658
Value-added, sales and other taxes	(32,501)	(33,985)	(26,422)

Net revenue	176,560	192,833	197,236

Operating expenses
Selling	(34,881)	(52,249)	(125,339)
Direct operating expenses	(139,850)	(141,794)	(132,523)
General and administrative	(13,670)	(14,716)	(18,509)
Depreciation and amortization	(13,323)	(13,276)	(13,830)

	(201,724)	(222,035)	(290,201)

Operating loss	(25,164)	(29,202)	(92,965)

Non-operating income (expenses)
Financial expense, net	(255,753)	(115,191)	(96,140)
Other, net	(169)	81	14

	(255,922)	(115,272)	(96,126)

Loss before income tax	(281,086)	(144,474)	(189,091)
Deferred income tax	(105,512)

Loss	(386,598)	(144,474)	(189,091)

The accompanying notes are an integral part of these consolidated financial statements.

SKY BRASIL SERVIÇOS LTDA.

Consolidated Statement of Cash Flows

Years Ended December 31

Expressed in thousands of U.S. dollars

	2002	2001	2000
Cash flows from operating activities
Loss for the year	(386,598)	(144,474)	(189,091)
Adjustments to reconcile loss to cash from operating activities
Non-cash items
Depreciation and amortization	13,323	13,276	13,830
Foreign exchange loss, net	203,223	75,432	42,830
Amortization of debt issuance costs		324	820
Valuation allowance on deferred income tax	105,512
Increase (decrease) in provision for taxes and premium on Senior Secured Notes	1,250	(12,494)	4,623
Amortization of discount on transponder financing	3,711	3,707	3,655
Loss on fixed asset disposals	169	80	14
Decrease (increase) in assets
Accounts receivable, net	(519)	(2,080)	1,775
Advances to suppliers	971	(790)	(271)
Other assets	(3,144)	(2,358)	496
Increase (decrease) in liabilities
Suppliers and payroll	(2,383)	17,871	17,031
Interest payable	4,029	4,957	18,301
Other taxes payable	4,237	5,638	1,136
Related parties	5,015	(13,769)	(9,218)
Promotional discounts and advanced subscription payments	53	(6,159)	6,764

Net cash used in operating activities	(51,151)	(60,839)	(87,305)

SKY BRASIL SERVIÇOS LTDA.

Consolidated Statement of Cash Flows

Years Ended December 31

Expressed in thousands of U.S. dollars(continued)

	2002	2001	2000
Cash flows from investing activities
Acquisition of equipment	(27,531)	(20,621)	(25,775)
Sale of fixed assets			48

Net cash used in investing activities	(27,531)	(20,621)	(25,727)

Cash flows from financing activities
Capital contributions	18,450	89,450	132,801
Additional paid-in capital	67,550

Net cash provided by financing activities	86,000	89,450	132,801

Effect of exchange rate changes on cash	(5,815)	(5,761)	(20,718)

Net increase (decrease) in cash and cash equivalents	1,503	2,229	(949)

Cash and cash equivalents, beginning of year	4,533	2,304	3,253

Cash and cash equivalents, end of year	6,036	4,533	2,304

Supplemental cash flow information

Interest paid	40,364	40,214	41,232
Income taxes paid

The accompanying notes are an integral part of these consolidated financial statements.

SKY BRASIL SERVIÇOS LTDA.

Statement of Changes in Partnership Deficit

Expressed in thousands of U.S. dollars

	Capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
At December 31, 1999	293,108		52,075	(464,063)	(118,880)
Comprehensive loss
Translation adjustment for the year			25,217		25,217
Loss for the year				(189,091)	(189,091)

Comprehensive loss for the year					(163,874)
Capital contributions	132,801				132,801

At December 31, 2000	425,909		77,292	(653,154)	(149,953)
Comprehensive loss
Translation adjustment for the year			47,846		47,846
Loss for the year				(144,474)	(144,474)

Comprehensive loss for the year					(96,628)
Capital contributions	89,450				89,450

At December 31, 2001	515,359		125,138	(797,628)	(157,131)
Comprehensive loss
Translation adjustment for the year			101,673		101,673
Loss for the year				(386,598)	(386,598)

Comprehensive loss for the year					(284,925)
Capital contributions	18,450	67,550			86,000

At December 31, 2002	533,809	67,550	226,811	(1,184,226)	(356,056)

The accompanying notes are an integral part of these consolidated financial statements.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

1	The Company and its Principal Operations

SKY BRASIL SERVIÇOS LTDA. (“SKY” or the “Company”), formerly Net Sat Serviços Ltda., a Brazilian limited liability partnership (“limitada”), was formed on September 3, 1993.

Its current quotaholders are DTH Comércio e Participações Ltda. (a subsidiary of Globo Comunicações e Participações S.A. (Globopar)), News DTH do Brasil Comércio e Participações Ltda. (a subsidiary of News Corporation, a South Australian corporation (News Corp.)), and Liberty Brasil DTH Ltda. (a subsidiary of Liberty Media Corporation (Liberty)), with 54%, 36% and 10%, respectively, of the Company’s capital.

SKY’s objective is to develop, own and operate the “Sky” direct broadcast satellite (DBS) television system for residential and non-residential subscribers in Brazil. The Company operates through a non-exclusive permit obtained by Globopar, ratified by the Minister of State for Communications and valid until December 22, 2009.

The Company currently utilizes 12 transponders on the PanAmSat PAS-6B satellite, which has 2 additional transponders available for use by the Company. PAS-6B was successfully launched by Arianespace in December 1998. Satellite transponders receive transmissions from earth and relay them back to earth. Each transponder is capable of handling up to 15 digital channels.

Since 1995, the Company has made significant investments in the construction and installation of its facilities and expended significant funds to obtain new subscribers. This expenditure has been substantially financed by the issuance of Senior Secured Notes in 1996 as well as by capital contributions by the quotaholders. The operating cash flow has been lower than projected, and the Company has incurred recurring losses from operations and a net working capital deficiency. The two largest quotaholders have committed to contribute the additional capital required to meet the Company’s operational needs through at least December 2003, subject to the agreement described in Note 7. However, on October 28, 2002, Globopar announced that the effects of the devaluation of the Brazilian Real had made it necessary to reschedule its own financial debt obligations.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

On March 6, 1996, SKY acquired for a nominal amount the capital of a Uruguayan shell company, Promancor S.A. (Promancor) to be used as a temporary vehicle for financing and settlement of overseas commitments. On June 5, 1996, Net Sat USA Inc. (Net Sat USA), a wholly-owned Delaware corporation, was formed with a nominal amount of capital; this company currently has no activities.

2	Summary of Significant Accounting Policies

Significant policies adopted in the preparation of the accompanying consolidated financial statements are described below:

(a)	Basis of presentation

The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles determined by Brazilian Corporate Legislation (Corporate Legislation principles). The preparation of financial statements requires the use of management estimates. Such estimates include the selection of useful lives of equipment and other fixed assets and the analysis of impairment of long-lived assets, contingent liabilities and income tax valuation allowances. Actual results could differ from these estimates.

SKY adopted the Brazilian Real as its functional currency on January 1, 1998. From this date, the procedures for recognizing foreign currency transactions changed, and the net gain or loss on translation of the financial statements from the Brazilian Real to the U.S. dollar is no longer recorded as a component of net income (loss) but rather as a separate component of partnership deficit, referred to as accumulated other comprehensive income. The Company continues to use the U.S. dollar as its financial reporting currency.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

The accounts of SKY are maintained in Brazilian Reais and are translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52:

•	Assets and liabilities are translated at the exchange rate in effect on the balance sheet date (R$ 3.5333 to US$ 1 at December 31, 2002; R$ 2.3204 to US$ 1 at December 31, 2001).

•	Partnership deficit accounts are translated at historical exchange rates.

•	Income and expenses are translated at monthly average exchange rates.

This translation should not be construed as representing that the Brazilian Reais amounts actually represent or have been, or could be, converted into U.S. dollars.

The exchange rate of the Brazilian Real to the U.S. dollar has remained unstable, and at February 21, 2003 the exchange rate closed at R$ 3.6097 to US$ 1.00.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of SKY and its wholly-owned subsidiaries, Promancor and Net Sat USA. Intercompany transactions and balances have been eliminated.

(c)	Revenue recognition

The activity of SKY is the distribution of television programs to subscribers by means of DBS. Income is determined on the accrual basis, with revenue from subscriptions being recorded in the month the service is rendered.

(d)	Advertising

Costs for advertising are expensed as the advertising is published or aired. Advertising expense included in selling expense amounted to US$ 9,506 in the year ended December 31, 2002 (2001 – US$ 11,812; 2000 – US$ 20,553).

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

(e)	Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest and include cash on hand, bank accounts and highly liquid financial investments with original maturities of 90 days or less.

(f)	Accounts receivable

Accounts receivable are stated at estimated realizable values. Accounts deemed uncollectible are written off. An allowance for doubtful accounts is provided, when necessary, in an amount considered by management to be sufficient to meet specific future losses related to uncollectible accounts. No such allowance was considered necessary during the years presented.

(g)	Inventories

Inventories, substantially comprising decoders and antennas, are stated at the average cost of purchase. Allowances are recorded, when applicable, to reduce inventory balances to replacement or net realizable values.

(h)	Equipment and other fixed assets

Depreciation of equipment and other fixed assets is computed on the straight line method, at rates which take into consideration the economic useful lives of the assets as follows: equipment at subscribers’ residences and for uplink installation – 10 years; transponders – 15 to 20 years; furniture, fixtures and installations – 10 years; computer equipment and software – 5 years; vehicles – 5 years; and smart cards – 5 years.

Management reviews long-lived assets, primarily equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Impairment is assessed in accordance with Statements of Financial Accounting Standards (SFAS) 144, considering the estimated operating profitability of the business over the remaining lives of the assets. Impairment is measured as the amount, if any, by which the carrying value of the asset exceeds its estimated fair value.

No impairment losses have been recorded for any of the periods presented. Write-down of the

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

carrying value of assets or groups of assets will be made if and when appropriate.

(i)	Current and long-term liabilities

These liabilities are stated at the amounts at which they could be settled at each balance sheet date, including contractual interest and other accrued charges and net of unamortized discounts.

(j)	Income tax

Pursuant to SFAS 109, the net tax charges or benefits related to (a) tax loss carryforwards available to be offset against future taxable income and (b) tax effects of temporary differences between tax results and financial reporting results (principally the financing discount on transponders and pre-operating expenses capitalized for tax purposes only), are recorded as deferred taxes based on the enacted composite tax rates which will be in effect when they are expected to be realized.

Valuation allowances are recorded, when necessary, to reduce net deferred tax asset balances to the amounts which will more likely than not be realized through the generation of future taxable income.

(k)	Vacations and other employee benefits

The liabilities for vacations and year-end “thirteenth-month” salaries are accrued as these benefits are earned.

SKY does not provide a private pension plan or other post-retirement benefits for its employees but makes monthly contributions based on the payroll to the government pension, social security and severance indemnity plans. Such payments are expensed as incurred.

(l)	Company segment

The Company’s only line of business is the operation of the direct broadcast satellite (DBS) system within Brazil.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

(m)	Comprehensive income (loss)

Comprehensive income (loss), as defined by SFAS 130, “Reporting Comprehensive Income”, includes net income (loss) and the change in the cumulative translation adjustment account during the period. Comprehensive income (loss) is disclosed in the statement of changes in partnership deficit.

(n)	Recently issued accounting standards

The Financial Accounting Standards Board (“FASB”) has recently issued the following SFAS which are effective in periods after December 31, 2002: SFAS 143, “Accounting for Asset Retirement Obligations”; SFAS 145, “Extinguishment of Debt”; SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002.

SFAS 145 addresses financial accounting and reporting for extinguishment of debt. It supersedes SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt;” SFAS 44, “Accounting for Intangible Assets of Motor Carriers” and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS 145 also amends certain paragraphs of SFAS 13, “Accounting for Leases.” SFAS 145 is effective for fiscal years beginning after May 15, 2002.

SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In addition, in November 2002, FASB has issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation clarifies that a guarantor is required to recognize, at

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002

Management understands that these new accounting pronouncements will have no significant impact on the Company’s consolidated financial statements.

3	Inventories

	December 31
	2002	2001
Inventories (substantially decoders and antennas)	2,380	2,528
Allowances for loss in value	(226)	(343)

	2,154	2,185

The inventories relate primarily to equipment for direct sale to new subscribers. In addition to direct sales, new subscribers may acquire their equipment from satellite antenna installers and electronic equipment retailers.

4	Related Party Transactions

Significant transactions with related parties are summarized below:

	Year ended December 31
	2002	2001	2000
Net Brasil S.A., a subsidiary of Globopar
For programming services (pass-through)	89,253	89,596	75,001
For royalties	983	1,044	1,100

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

	Year ended December 31
	2002	2001	2000
DTH TechCo Partners, an affiliate of News Corporation and Globopar, for retransmission of television programming from an uplink facility in Florida	16,077	15,486	17,118

NDS Limited, a subsidiary of News Corporation, for purchase of equipment, software, smart card and royalties	9,030	7,971	10,499

Globopar, for interest and foreign exchange loss (gain) on the Senior Secured Notes	23,671	(3,336)

News DTH Investment Ltd., for interest and foreign exchange loss (gain) on the Senior Secured Notes	15,781	(2,224)

Liberty Satellite Brazil Bonds Inc., for interest and foreign exchange loss (gain) on Senior Secured Notes	4,383	(618)

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

The following balances were maintained with related parties:

	December 31
	2002	2001
Current liabilities
Net Brasil S.A.	9,124	12,748
DTH TechCo Partners	2,489	1,836
NDS Limited	1,413	876
Others	44	282

	13,070	15,742

Receivables (reported as current assets—other)
Distel Holding S.A.		1,250

In addition, certain companies related to the quotaholders hold Senior Notes issued by the Company at December 31, 2002, as described in Note 6(b).

5	Equipment and Other Fixed Assets

	December 31, 2002
	Cost	Accumulated depreciation	Net
Transponders	85,754	(19,349)	66,405
Furniture, fixtures and installations	3,341	(1,044)	2,297
Equipment at subscribers’ residences	9,255	(5,407)	3,848
Computer equipment and software	17,171	(9,386)	7,785
Equipment for uplink installation	20,063	(6,931)	13,132
Smart cards	6,070	(674)	5,396
Other	5,308	(885)	4,423

	146,962	(43,676)	103,286

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

	December 31, 2001
	Cost	Accumulated depreciation	Net
Transponders	130,579	(22,994)	107,585
Furniture, fixtures and installations	4,925	(1,094)	3,831
Equipment at subscribers’ residences	12,372	(5,500)	6,872
Computer equipment and software	20,406	(10,956)	9,450
Equipment for uplink installation	27,154	(8,402)	18,752
Other	7,393	(848)	6,545

	202,829	(49,794)	153,035

6	Long-term Debt

Long-term debt consists of the following:

	2002	2001
Financing of transponders, net of discount	221,633	226,911
Less: current portion	(6,851)	(5,105)

	214,782	221,806

Senior Secured Notes	200,000	200,000
Add: provision for taxes and premiums	8,021	6,771

	208,021	206,771

Total	422,803	428,577

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

(a)	The financing of the transponders is severally guaranteed by Globopar, News Corp. and Liberty. The financing reflected a more favorable interest rate than would otherwise have been available to SKY. Accordingly, the financing was discounted through application of a market rate of interest (9% per annum), and a corresponding decrease was recorded in the carrying value of the transponders in the balance sheet.

At December 31, 2002, the long-term portion of the financing of the transponders matures during the following calendar periods:

	2002
	Principal	Amortization of financing discount	Net
2004	11,236	(3,769)	7,467
2005	11,914	(3,772)	8,142
2006	12,636	(3,753)	8,883
2007	13,405	(3,709)	9,696
Thereafter through 2018	206,505	(25,911)	180,594

	255,696	(40,914)	214,782

(b)	On August 5, 1996 SKY issued US$ 200,000 of 12 3/4% Senior Secured Notes (the “Notes”) which mature on August 5, 2004 and bear interest payable semi-annually in arrears. While the Notes mature in 2004, each holder of the Notes could exercise a put option, which would require that the Company or its Affiliates (as defined) repurchase the Notes at a repurchase price of 101% of the principal amount on August 5, 2001. If held to maturity, the noteholders will be entitled to a premium payment equal to 5% of the principal amount. The Company and its Affiliates also had the right to repurchase any outstanding Notes from holders at August 5, 2001 at 107% of the principal amount on that date.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

In the first quarter of 2001, in response to a solicitation made by Net Sat Overseas Ltd., a company owned by SKY’s quotaholders, the holders of US$ 78,012 of the Notes waived their right to exercise the put option for 101% of the face value as of August 5, 2001, and these Notes will therefore not fall due until the final maturity date of August 5, 2004. In light of the new maturity date, US$ 78,012 of the Notes were reclassified from current liabilities to long-term liabilities.

On August 5, 2001, the quotaholders of SKY, through their related companies Globopar, News DTH Investment Ltd. and Liberty Satellite Brazil Bonds, Inc., acquired Notes in the principal amount of US$ 95,330 and did not exercise the put option. Also, other holders of the Notes did not exercise the put option in the principal amount of US$ 26,658. Due to the new maturity date, the amount of US$ 121,988 of the Notes was reclassified to long-term liabilities.

During the period in which the exercise of the put option was uncertain, the carrying value of the Notes reflected an incremental amount such that the greater of either the premium payable on maturity, or the withholding tax and Tax on Financial Operations (IOF) due on early redemption, would be fully recognized through August 5, 2004 or August 5, 2001, respectively. For the US$ 78,012 of Notes for which the put option waiver was received, this provision was adjusted to reflect only the ratable portion of the premium on maturity, resulting in a gain of US$ 5,795 recorded in financial income (expenses), in the first quarter of 2001. For the remaining US$ 121,988 of the Notes for which the put option was not exercised, this provision was also adjusted to reflect only the ratable portion of the premium on maturity, resulting in a gain of US$ 9,638, recorded in financial income (expenses) during the third quarter of 2001.

The Notes are secured by certain of the Company’s assets, including its broadcast and playout equipment, and are further guaranteed by the Company’s subsidiaries, Promancor and Net Sat USA. The Notes contain certain customary covenants which, among other matters, limit the Company’s ability to incur further indebtedness, issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries that guarantee the Notes and enter into certain business combinations.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

(c)	Financial expense, net comprises the following:

	Year ended December 31
	2002	2001	2000
Interest expense	(55,952)	(58,872)	(57,607)
Reversal of provision for taxes, due to non-exercise of put option		15,434
Interest income	3,422	3,679	4,297
Foreign exchange loss, net	(203,223)	(75,432)	(42,830)

	(255,753)	(115,191)	(96,140)

7	Partnership Interest (Deficit)

As of December 31, 2002, capital is represented by 869,538,428 quotas of R$ 1 each.

Under the Articles of Association of the Company, a majority vote is sufficient to authorize the Company to take action; however, the joint approval of DTH Comércio e Participações Ltda. and News DTH do Brasil Comércio e Participações Ltda. is required in order to authorize a number of significant actions, including, among others: (a) amendment to the Articles of Association of the Company; (b) appointment of the Company’s Chief Executive Officer or a change of his/her duties or remuneration; (c) approval of the annual business plan (including budgets); (d) any changes in the business purpose of the Company or in the most recent approved annual business plan; (e) establishing the price structure, categories and other terms regarding the acquisition and distribution of any DBS subscription services or channels; (f) the execution of contracts with terms in excess of three years or pursuant to which an aggregate of R$ 1,000,000 will be received or paid by the Company; (g) the incurrence of any indebtedness for borrowed money or the offering of any guarantee in excess of R$ 500,000 except as provided in the annual business plan; (h) the voluntary dissolution or liquidation of the Company; (i) the issuance of any equity in the Company; (j) the declaration or payment of any

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

distribution of profits not included in the annual Business Plan; (k) the sale of any assets of the Company, other than in the ordinary course of its business; (l) the purchase or any other acquisition in a single transaction or in a series of related transactions in excess of R$ 1,000,000; (m) the acquisition, investment in or joint venture with any third party (other than a wholly-owned subsidiary of the Company); (n) renouncing or changing any term of any contract that requires approval based on the Articles of Association of the Company; (o) making any agreement by the Company on any legal action, suit or other procedure, not in the ordinary course of business; (p) nominating or terminating the independent auditor of the Company or changing any accounting principle; (q) any decision regarding agreements on adjustments proposed as a result of tax examinations; (r) any decision related to transferring the location of the Company; (s) the making of capital contributions to the Company other than as provided in the annual Business Plan; and (t) the terms of any agreement or transaction between the Company and the partners or their respective affiliates. Also, the partners are precluded from transferring their quotas to third parties other than to defined affiliates of the parties and, in the case of News DTH do Brasil Comércio e Participações Ltda., only at the sole discretion of DTH Comércio e Participações Ltda.

The payment of dividends is limited to the amount of retained earnings as per the Company’s local currency financial statements prepared in accordance with accounting principles determined in Brazilian Corporate Legislation. At December 31, 2002, the Company’s local currency financial statements presented an accumulated deficit equivalent to US$ 582,490.

On July 29, 2002, Globopar, on behalf of its investee DTH Comércio e Participações Ltda., and News Corp. announced an agreement whereby DTH Comércio e Participações Ltda. will reduce its total projected investments in SKY during 2002 and 2003 by US$ 50,000, while News Corp., through its subsidiary News DTH do Brasil Comércio e Participações Ltda., will increase its total projected investments through additional capital contributions by the same amount. Pursuant to such agreement, DTH Comércio e Participações Ltda.’s interest in the Company will be immediately diluted to 49.9% for governance purposes, and will be subject to further dilution as a result of News Corp.’s increased funding.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

8	Taxes

Income taxes

(a)	Under Brazilian tax law, taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include Federal income tax and social contribution (which is an additional Federal income tax). The statutory rates are 25% for income tax and 9% for social contribution, resulting in a composite rate of 34%.

(b)	There are no state or local income taxes in Brazil.

(c)	The amount reported as income tax charge or benefit relative to continuing operations in the accompanying statement of operations is reconciled to the statutory rates as follows:

	Year ended December 31
	2002	2001	2000
Loss before income tax	(281,086)	(144,474)	(189,091)

Tax benefit at statutory rates	95,569	49,121	64,291
Adjustments to derive effective rate adjustment to 8% social contribution rate effective in future years		(1,445)	(1,891)
Income tax on permanent differences	(78)	(261)	(83)
Change in valuation allowance	(201,003)	(47,515)	(62,317)

Income tax expense, per consolidated statement of operations	(105,512)

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

(d)	Analysis of tax balances

	December 31
	2002		2001
	Current	Long-term	Current	Long-term
Tax loss carryforwards		189,354		159,698
Differences between Brazilian tax basis and US GAAP
Assets
Accruals for expenses which are tax deductible only when paid		556		965
Financing discount on transponders		6,628		10,770
Pre-operating expenses deferred for tax purposes		38,052		62,598

		234,590		234,031

Liabilities
Carrying value of fixed assets		(2,500)		(3,170)
Discount on transponder financing	(1,234)	(13,502)	(1,185)	(14,739)

	(1,234)	(16,002)	(1,185)	(17,909)

Valuation allowance		(217,354)		(53,578)

Net deferred tax asset (liability)	(1,234)	1,234	(1,185)	162,544

Tax losses do not expire but may only be used to offset up to 30% of taxable income in subsequent years. Tax losses are denominated in Brazilian currency and are not indexed to inflation or exchange rates.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

Because the realization of tax loss carryforwards and other deferred tax benefits will require the generation of future taxable income, management has decided to recognize only those deferred tax benefits which are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. During the fourth quarter of 2002, the Company increased the valuation allowance to offset the full amount of the net deferred tax assets, resulting in a charge to results of operations of US$105,512.

9	Commitments and Contingencies

The Company has a ten-year agreement with DTH TechCo Partners for the retransmission of television programming from an uplink facility in Florida, USA until 2008. The annual commitments are expected to be approximately US$ 17,600.

SKY maintains commitments with the antenna and decoder suppliers to subsidize their costs for a certain period of time. These commitments will be based on future sales during 2003 and subsequent years.

The Company’s tax returns, tax changes and related contributions are subject to inspection by the fiscal authorities for various periods established by law.

SKY has not paid the increase from 2% to 3% in the COFINS rate since 2001, nor PIS and COFINS on income other than sales revenue since 1999. In October 2001, the Company obtained a court injunction, permitting it to suspend payment of PIS and COFINS on income other than sales and to use the 2% COFINS rate on sales. The Company has recorded a provision of US$ 7,509 (US$ 6,185 at December 31, 2001), presented in other taxes payable, for the amounts which may become due if the injunction is overturned.

On February 2, 2001, SKY and the Escritório Central de Arrecadação e Distribuição (ECAD) signed an agreement which established an amount approximately equivalent to US$ 2,269 as the Company’s liability to ECAD for copyright royalties relating to broadcasts through December 31, 2000. This amount will be paid in 60 monthly installments in Brazilian currency plus inflation adjustments. In addition, the Company has agreed to pay the equivalent of US$ 86 per month for broadcasts through December 2003.

SKY BRASIL SERVIÇOS LTDA.

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2002 and 2001

Expressed in thousands of U.S. dollars

The Company leases its administrative offices and other operating facilities under operating leases, which expire in 2003 and 2004.

The following is a schedule by year of future minimum rental payments required under the operating leases as of December 31, 2002:

Year ending December 31	Amount
2003	325
2004	43

10	Fair Value of Financial Instruments

Cash and cash equivalents are stated at cost plus accrued interest and approximate fair value.

Based on interest rates currently available to SKY for supplier financing with similar terms and average maturities, the fair value of long-term transponder financing approximates its carrying value, after discount (Note 6).

Based on current market conditions, the estimated fair market value of the Notes at December 31, 2002 was US$ 84,800 (US$ 176,000 at December 31, 2001), and the carrying value was US$ 200,000 (US$200,000 at December 31, 2001), exclusive of the provision for additional charges (Note 6).

The carrying value of SKY’s other financial instruments approximates fair value, reflecting the short-term maturity of these instruments at those dates.

Fair market value estimates are made at a specific date, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company has elected not to utilize derivatives or similar financial instruments to manage its foreign exchange risk.

*     *     *

Index to Exhibits

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association of the Company, together with an English language translation thereof (incorporated by reference to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 13, 2003)

1.2	Charter and Articles of Association of Promancor S.A. (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

1.3	Certificate of Incorporation and By-laws of Net Sat USA, Inc. (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.1	Indenture, dated as of August 5, 1996, by and among the Company, its subsidiaries and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.2	Form of Senior Secured Note (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.3	Form of Guarantee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.4	Exchange and Registration Rights Agreement, dated August 5, 1996, by and among the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citicorp Securities, Inc. (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.5	Agreement for the Pledge of Assets and Other Covenants, dated August 5, 1996, between the Registrant and The Chase Manhattan Bank (English translation) (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

Exhibit No.	Description of Exhibit

2.6	Collateral Pledge and Security Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.7	Share Pledge Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

3	Amended and Restated Quotaholders’ Agreement, dated July 31, 1997, by and among the Registrant, DTH Comércio e Participações Ltda., News DTH Do Brasil Comércio e Participações Ltda. and TCI International Brasil Ltda. (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the U.S. Securities and Exchange Commission)

4.1	System Implementation and License Agreement, dated July 11, 1996, between the Company and NDS Group plc (formerly News Digital Systems Limited) (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

4.1.1	Amendment to System Implementation and License Agreement, dated December 3, 1996, between the Company and NDS Group plc (formerly News Digital Systems Limited) (incorporated by reference to Exhibit 10.1.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

4.2	Second Amended and Restated Transponder Purchase and Sale Agreement, dated as of March 5, 1998, between the Company and PanAmSat Corporation (incorporated by reference to Exhibit 10.27.2 of PanAmSat Corporation’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998 filed with the U.S. Securities and Exchange Commission)

4.3	Consortium Agreement, dated July 12, 1996, between the Company and Globo Comunicações e Participações Ltda. (English translation) (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

8	Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

Exhibit No.	Description of Exhibit

12.1	Certification by Ricardo Miranda, Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Mario Antonio Rossi, Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.3	Ordinance No. 820 issued on July 17, 1996 by the Ministry of Communications (English translation) (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))