Form 20-F
period 2003-12-31
SKY BRASIL SERVICOS LTDA
filed 2004-06-30
CIK 1031022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

12-3/4% Senior Secured Notes due 2004 of Sky Brasil Serviços Ltda.

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

☐ Item 17 ☒ Item 18

PRESENTATION OF CERTAIN INFORMATION

References in this annual report on Form 20-F to “Sky Brasil,” the “Company,” “we,” “our,” and “us” are to Sky Brasil Serviços Ltda., a Brazilian limited liability quota company, or limitada, and its wholly-owned subsidiaries, Promancor S.A., a Uruguayan corporation, which we also refer to as Promancor, and Net Sat USA, Inc., a Delaware, United States corporation, which we also refer to as Net Sat USA. References to “Globo” and “Globopar” are to Globo Comunicações e Participações S.A, a Brazilian corporation organized under the laws of Brazil. References to “News Corporation” are to The News Corporation Limited, a corporation incorporated under the laws of Australia. References to “LMINT” are to Liberty Media International Holdings, LLC (formerly known as Liberty Media International, Inc.), a Delaware limited liability company.

In this annual report on Form 20-F, references to “R$,” “Real” (singular) and “Reais” (plural) are to Brazilian Reais, the official Brazilian currency since July 1, 1994. References to “US$,” “U.S. Dollar” and “Dollar” are to the United States Dollar. References to a fiscal year are to the period from January 1st through December 31st of that year.

This annual report on Form 20-F contains a translation of certain Real amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that these Real amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated. Unless otherwise indicated, Dollar amounts in this annual report have been translated from Reais at an exchange rate of R$2.8892 to US$1.00, based on the exchange rate on the commercial rate exchange market as reported by the Central Bank of Brazil on December 31, 2003. See “Item 3. Key Information—Selected Financial Data—Exchange Rate of Brazilian Currency per US$1.00.” The Central Bank of Brazil has also supplied certain devaluation data contained herein.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations and those of our officers and the members of our management board. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results and other developments, and contain words such as “may,” “might,” “should,” “intend,” “expect,” “anticipate,” “plan” and similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, our actual results could be materially different from those in our forward-looking statements. The following uncertainties, among others, may have such an impact:

•	adverse changes in our liquidity position;

•	changes in Brazilian economic conditions, including changes in interest rates, exchange rates and the performance of financial markets;

•	changes in governmental regulations applicable to our activities;

•	the advent of new communication technologies or distribution systems that compete with ours;

•	competitive pressures on product pricing and services;

•	industry consolidation;

•	the relative success and timing of our business strategies;

•	our continued access to the capital we need to implement our business plan;

•	dependence upon third parties to launch, control and maintain the operation of satellites; and

•	the other matters discussed under “Item 3. Key Information—Risk Factors.”

Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected financial and operating data for fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, and is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements, including the notes thereto. The consolidated financial statements as of December 31, 2003 and 2002, and for each of years 2003, 2002 and 2001, included in this annual report on Form 20-F, have been prepared in accordance with the United States generally accepted accounting principles, which we also refer to as the U.S. GAAP, and have been audited in accordance with the standards of the Public Company Accounting Oversight Board. These audited consolidated Financial Statements are referred to herein as the “Financial Statements.” All of the data should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects.” The Financial Statements included in this annual report are presented in accordance with U.S. GAAP, which differs in certain respects from accounting principles applied in our local, Real-denominated Financial Statements, which are prepared in accordance with the Brazilian corporate law method. The preparation of the Financial Statements requires the use of our management’s estimates; actual results could differ from these estimates. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.”

	Year ended December 31,
	2003	2002	2001	2000	1999
	(In thousands of U.S. Dollars, except number of quotas)
Statement of Operations Data:
Net revenue(1)	201,884	176,560	192,833	197,236	135,777
Operating gain (loss)	50	(25,164)	(29,202)	(92,965)	(55,346)
Net profit (loss)(2)	38,174	(386,598)	(144,474)	(189,091)	(198,015)
Number of quotas	869,538,428	869,538,428	824,923,729	623,693,093	381,925,501
Balance Sheet Data (at period end):
Total assets	153,145	123,475	335,058	364,613	384,078
Long term obligations	212,938	422,803	428,577	228,108	449,902
Partnership interest (deficit)(3)	(359,670)	(356,056)	(157,131)	(149,953)	(118,880)
Capital (quotas)	533,809	533,809	515,359	425,909	293,108
Additional paid-in capital	98,861	67,550	—	—	—

(1)	Revenues are shown net of value-added sales and other taxes of US$36,674, US$32,501, US$33,985, US$26,422 and US$12,766 for fiscal 2003, 2002, 2001, 2000, and 1999, respectively.

(2)	Includes deferred income tax expense or benefit.

(3)	Partnership interest (deficit) refers to net assets (liabilities).

See “Item 5. Operating and Financial Review and Prospects,” with respect to a discussion of Brazil as a highly inflationary economy, as defined in Statement of Financial Accounting Standards, which we also refer to as SFAS No. 52, issued by the Financial Accounting Standards Board, which we also refer to as FASB, and the adoption of the Real as Sky Brasil’s functional currency as of January 1, 1998.

The following table sets forth exchange rate information based on the average commercial selling rate on the commercial rate exchange market of Reais for U.S. Dollars for the periods and dates indicated.

Exchange Rate of Real per US$1.00

Year	Low	High	Average(1)	Year-End
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9353	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0662	2.8892
2004 (through June 24)	3.0940	3.1090	3.1015	3.1030

Source: Central Bank of Brazil.

(1)	Calculated by using the average of the exchange rates on the last business day of each month during the relevant year.

Exchange Rate of Real per US$1.00

Month	Low	High
December 2003	2.8219	3.6623
January 2004	2.8022	2.9409
February 2004	2.9042	2.9878
March 2004	2.8752	2.9410
April 2004	2.8898	3.3359
May 2004	2.9550	3.2120
June 2004 (through June 24)	3.0940	3.1090

Source: Central Bank of Brazil

On December 31, 2003, the exchange rate on the commercial rate exchange market was R$2.8892 to US$1.00. On June 24, 2004, the exchange rate on the commercial rate exchange market was R$3.1030 to US$1.00. For further information regarding the foreign exchange market in Brazil, see “—Risk Factors—Risks Associated with Brazil—Our financial results presented herein are expressed in Dollars and can be significantly affected by the relative rates of currency devaluation and Brazilian inflation” and “Item 10. Additional Information—Exchange Controls.”

RISK FACTORS

The following is a discussion of risks associated with our business. Some of the risks of investing in our securities are general risks associated with doing business in Brazil. Other risks are specific to our business. The following risks, if they actually occur, could have a material adverse effect on our business, financial condition or results of operations. You should carefully consider the risks and uncertainties described below and the other information contained in this annual report on Form 20-F, including the discussion set forth in “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated Financial Statements and related notes included elsewhere in this annual report on Form 20-F.

Risks Associated with the Company

We are dependent upon future investments by our quotaholders, particularly by News Corporation, and any failure by our quotaholders to invest further in the Company will impair our financial position and our ability to continue operating as a going concern.

Historically, our quotaholders have made capital contributions to cover our cash operating requirements. During fiscal 2003, 2002, and 2001, these capital contributions totaled US$31.3 million (the entirety of which represented additional paid-in capital), US$86 million (US$67.6 million of which represented additional paid-in capital) and US$89.5 million, respectively.

In October 2002, Globopar announced that the deteriorating macro-economic environment, at the end of 2002, had made it necessary to re-evaluate its capital structure and debt service schedule. As a result, Globopar has not made any additional capital contributions to support the Sky Brasil’s operations since that time.

Since July 2003, News Corporation and LMINT have maintained their capital contributions in Sky Brasil through Advances for Future Capital Increases, which we also refer to as AFACs, in September 2003 and February 2004. In addition, Globo’s participation has been replaced with two loans from News Corporation, in the total amount of US$11.4 million. See Item 7 “Major Shareholders and Related Party Transactions.” The quotaholders are currently negotiating the terms of a new quotaholders’ agreement and have not yet made a decision regarding the conversion into equity of the AFACs and of the loans made since September 2003.

We cannot assure you that even if our quotaholders enter into a new agreement regarding our funding, that we will be funded sufficiently such that our financial position and ability to continue operating as a going concern will not be impaired. Any failure of our quotaholders, News Corporation in particular, to make expected capital contributions will likely prevent us from meeting our obligations as they become due and would have a material adverse effect on our business, financial condition and results of operations and we would likely be unable to continue operating as a going concern.

The Company has significant maturities of debt due in 2004 and has limited financial resources available to fund such obligations. These factors, among others, raise substantial doubt concerning our ability to continue to operate as a going concern.

We have significant amounts of debt maturing in 2004, including our 1996 issuance of an aggregate principal amount of US$200 million 12¾% senior secured notes which are due August 2004, which we also refer to as the Notes. We have limited financial resources available to fund repayment of such obligations and, absent support from our quotaholders or creditors, we will likely be unable to pay the Notes when due. We cannot assure you that we will be successful in our endeavors to establish and maintain a substantial customer base or that we will generate sufficient revenues that, when taken together with any sources of financing, will service our indebtedness.

Our quotaholders have no obligation to provide any additional financial support to us and we cannot assure you that we will be able to fund the payment or the refinancing of the Notes on terms acceptable to us. These factors, among others, raise substantial doubt concerning our ability to continue to operate as a going concern.

Notwithstanding, our quotaholders are currently engaged in negotiations to obtain a credit facility to provide us with funding to repay the Notes. We believe that we will be able to obtain such credit facility, but we cannot assure you that our quotaholders will be successful in securing a facility sufficient for us to repay the Notes.

Our ability to fund our debt obligations due in 2004 and to continue operating as a going concern is dependent upon the support of our quotaholders and creditors. See “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions” and notes 2 and 6 to the Financial Statements.

We may continue to incur net losses and negative operating cash flow.

We have incurred substantial net losses and substantial negative operating cash flow since our inception of operations, and we have a significant net working capital deficit and a partnership deficit at December 31, 2003, due to:

•	start-up costs and selling and advertising expenses incurred to build our Ku-band direct broadcast satellite, which we also refer to as DBS, customer base;

•	interest expense; and

•	foreign exchange losses incurred in respect of our Dollar-denominated debt obligations.

Since 1995, we have made significant investments in the construction and installation of our facilities and have expended significant funds in an effort to obtain new subscribers. These expenditures have been substantially financed by the issuance of the Notes and by capital contributions by our quotaholders. We have been unable to increase our subscriber base at the rates originally anticipated and we have required additional financial support to fund operating losses and capital expenditure requirements.

Our ability to expand our Ku-band DBS customer base will depend upon our ability to reach our target market through advertising and promotional campaigns, the cost of our programming, and the relative programming appeal to customers.

In accordance with our business plan, our three quotaholders have historically contributed the additional capital required to meet our operational needs, subject to the Amended and Restated Quotaholders’s Agreement, which we also refer to as the Quotaholders’s Agreement, described in note 9 to the Financial Statements.

We expect to continue to experience net losses and negative operating cash flow while we continue to attempt to expand our customer base. However, we cannot assure you that any increase in the number of our customers will result in profitability or positive cash flow for us in the foreseeable future.

Our high degree of leverage and installment debt that we incurred to lease satellite transponder capacity may limit our ability to obtain new financing that is required to continue operations.

At December 31, 2003 we had indebtedness of approximately US$430 million, consisting substantially of the Notes and certain obligations under a satellite transponder lease agreement, and our total liabilities exceeded our total assets by approximately US$360 million. See note 8 to our Financial Statements. The degree to which we are leveraged could have important consequences to our financial position, including the following: (1) our ability to internally fund or obtain financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes may be impaired; and (2) our flexibility in planning for, or reacting to, changes in market conditions and industry trends may be limited, and therefore, we may be more vulnerable in the event of a substantial downturn in general economic conditions in Brazil, or a change in the industry or in customer preferences.

Although we believe that our existing working capital and funds from capital contributions that we expect to receive from our quotaholders will be sufficient for the operation and expansion of our Ku-band DBS service, we will require additional financing in order to service our indebtedness and fund our operations. We cannot assure you that any such financing will be available on terms acceptable to us, or at all. In addition, our ability to incur additional indebtedness is restricted by the terms of the indenture governing the Notes. Moreover, our ability to satisfy our obligations will depend upon our future performance, which will be subject to prevailing economic conditions in Brazil and to financial, business and other factors, including factors beyond our control, such as the willingness and ability of our quotaholders to contribute additional capital to finance any cash flow deficiency, customer preferences and change in the industry. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our long-term debt and a significant portion of our current liabilities, which are denominated in U.S. Dollars, expose us to currency exchange risks.

Substantially all of our debt obligations, including the Notes and payments under our satellite transponder lease agreement are, and are expected to continue to be, denominated in U.S. Dollars. In addition, a significant portion of our current liabilities, including technology licenses and equipment costs, are denominated in or indirectly indexed to U.S. Dollars.

In 2002, most of our expenses relating to the acquisition of programming were denominated in U.S. Dollars. However, during 2003, we negotiated the payment of the majority of our programming purchases at a fixed exchange rate in Reais. As of May 2004, 91% of our programming costs were thus fixed in Reais.

At the same time, substantially all of our revenues are denominated in Reais. As a result, we are exposed to currency exchange risks, which may have a material adverse effect on our business, financial condition and results of operations, as well as our ability to meet our debt service obligations, including the payment of principal and interest on the Notes, and our operating expenses. In general, when the Real devalues relative to any foreign currency in which our debt or other obligations are denominated, such as the U.S. Dollar, such obligations become more expensive to repay in Reais, and we incur a foreign exchange loss with respect to such obligations. Conversely, when the Real appreciates against the Dollar, we require fewer Reais to repay such obligations and we recognize a foreign exchange gain with respect to such obligations. In addition, if we cannot increase our prices to match the rate of inflation, even if the rate of inflation matches the rate of devaluation, our ability to meet our debt service obligations, including the payment of principal and interest on the Notes, and our operating expenses may be impaired. Accordingly, shifts in currency exchange rates may have a material adverse effect on our business, financial condition and results of operations and may force us to seek additional capital, which may not be available. See note 8(c) to the Financial Statements.

We may lose customers to competitors in the pay television, broadcast television and entertainment industries in Brazil.

Brazil’s pay television industry has been, and is expected to remain, highly competitive. We believe that competition in the pay television business is based upon pay television service availability (i.e., a particular region’s ability to receive a pay television signal), customer satisfaction, program offerings, price, distribution capabilities and the quality of the system network. We currently compete with providers of Ku-band DBS services, as well as cable services and multi-channel multi-point distribution systems, which we also refer to as MMDS providers. In addition to pay television services, we compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores and other entertainment and leisure activities.

We believe that going forward our primary competition will be from new terrestrial cable systems that were launched in 2001 and are currently operated by companies licensed to cover geographical areas that are also served by our DBS system. As the pay television market in Brazil develops, we also expect to compete with additional providers of Ku-band DBS services and to face competition from a number of existing and future sources, including emerging and new technologies in the pay television industry.

We presently compete with, or expect to compete in the future with, among others: (1) emerging terrestrial regional cable systems affiliated with Neo TV in São Paulo and São Paulo State, and other major cable systems operated by affiliates of Net Brasil, such as Net Serviços de Comunicação S/A, which we also refer to as Net Serviços; (2) several Ku-band DBS services, including one operated by Galaxy Brasil Ltda, which we also refer to as Galaxy Brasil, an affiliate of DIRECTV Latin America, under the name “DIRECTV” and another operated by Tectelcom Técnica em Telecomunicações Ltda., which we also refer to as TecSat; (3) MMDS providers, including those systems operated by Tevecap in São Paulo, Rio de Janeiro, and Curitiba, and by TV Filme, in which Tevecap has a minority interest, in Belém, Brasília and Goiânia; (4) small regional cable companies such as Horizon that mainly operate in Manaus and in São Paulo, where Horizon is known as Canbrás; and (5) Brazilian off-air broadcast networks and their local affiliates.

In December 2003, News Corporation acquired 34% of The DIRECTV Group, Inc., or DIRECTV (formerly Hughes Electronics Corporation). As a result, News Corporation owns an indirect interest in Galaxy Brasil (DIRECTV Brasil), our DTH competitor. See “Item 8. Financial Information-Significant Changes.” We cannot predict what impact News Corporation’s acquisition of an interest in DIRECTV will have on the competitive environment for DTH in Brazil or on our business, financial condition or results of operations.

If we lose customers to competitors, the reduction of our customer base could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to grow our customer base because of the significant initial cost that must be incurred by a new customer to purchase the equipment required to receive our DBS services.

In order to utilize our Ku-band DBS services, a new customer is required to make a significant up-front investment by purchasing a SKY-Kit, which consists of an integrated receiver and decoder, which we also refer to as IRD, a remote control and a satellite dish. The price of the SKY-Kit may discourage potential customers from subscribing to our services. However, we believe that the SKY-Kit’s current price is low enough to attract a significant number of customers. We expect that the SKY-Kit’s cost will decrease over time due to technological advances and economies of scale in their manufacture and distribution, but we cannot assure you that the SKY-Kit’s price will remain competitive with the costs of competing services, such as cable and MMDS. If the price to customers discourages potential customers or does not remain competitive, we may not be able to grow our customer base. Failure to grow our customer base could have a material adverse effect on our business, results of operations and financial condition.

Our ability to provide our new customers with SKY-Kits, which are necessary to receive our DBS services, is dependent upon third party suppliers.

We are dependent upon third parties to supply the components of our SKY-Kits, which are necessary for our customers to receive our Ku-band DBS transmissions. We have supply agreements with Philips do Brasil Ltda., which we also refer to as Philips; Elsys Ltda, which we also refer to as Elsys; and, starting in August 2004, with Thompson Multimida Ltda, which we also refer to as Thompson. If these suppliers fail to provide SKY-Kit components on a timely basis, we may be unable to replace the components without incurring delay or additional expense, or at all. The lack of adequate SKY-Kit components could have a material adverse effect on our business, financial condition and results of operations, as this would impair our ability to effectively sign-up additional customers.

Our ability to attract and retain customers depends on the availability of desirable programming from third party programmers on acceptable terms.

Our ability to compete successfully depends on our ability to obtain desirable programming, including Portuguese language programming, at prices that enable us to offer it to our customers at competitive prices. Although we anticipate obtaining significant programming from Globo, News Corporation and LMINT, we also depend on third parties to provide us with high quality programming that appeals to mass audiences. We cannot assure you that such third-party programming will be available to us on acceptable terms, and if available, that such program services will be acceptable to our customers. Failure to acquire third party programming could have a material adverse effect on our ability to attract and maintain customers, and therefore could materially adversely affect our business, financial condition and results of operations.

We are dependent upon third parties to launch, control and maintain the satellites we require to deliver our DBS services to our customers.

Our business depends upon the launch, operation and maintenance of satellites by third parties. We lease 14 transponders on the PanAmSat Corporation’s satellite PanAmSat-6B, or PAS-6B, to provide Ku-band DBS service to our customers. PAS-6B was launched in December 1998 and placed in service in April 1999. In July 2003 there was a loss of control of the Xenon Ion Propulsion System, which we also refer to as XIPS, on the PAS-6B. The satellite continues to operate normally using a bi-propellant system and no service outage or quality decrease has been experienced. However, the projected fuel life for PAS-6B is now estimated to be 9 years +/- 12 months from launch. Prior to the damage, its useful life was estimated to be 19.5 years from the date the satellite was placed in service. Therefore, the nominal end of service is now estimated to be January 2008 +/- 12 months instead of July 2018+/- 12 months. Life extension analysis and contingency planning is currently being undertaken by PanAmSat. In general, satellites are subject to significant risks, including defects, launch failure, destruction, damage and incorrect orbital placement that may prevent or impair proper commercial operations. We cannot assure you that in the future, we will not experience disruptions of PAS-6B’s transmissions. In the event of such a disruption, we cannot assure you that we will be able to obtain rights on another satellite on acceptable terms, or at all, to continue to transmit programming to our customers. Our ability to transmit programming and to broadcast additional channels following the expected useful life of PAS-6B will depend upon the successful launch of other satellites and our ability to purchase, or obtain rights to utilize transponders on such satellites on terms that are acceptable to us. Our inability to transmit programming to our customers could have a material adverse effect on our business, financial condition and results of operations. See Notes 1 and 7 to the Financial Statements.

We rely upon third party encryption technology, the failure of which might result in the loss of revenue due to the piracy of our programming.

Signal theft, which we also refer to as “piracy” has been a widely reported problem in the DBS and cable television industries. We utilize third party encryption technology to prevent such piracy. NDS Group plc, which we also refer to as NDS, a majority-owned subsidiary of News Corporation, provides us with encryption technology. We believe that our access control system, which permits encoding and decoding of our signals, is adequate to prevent unauthorized access to our programming. Furthermore, since our Ku-band receiver employs smart card technology that provides an easy and effective method of authorizing and terminating authorization of subscription programming by decoding the signal at a customer’s home, it is easier and less expensive to change the conditional access control system in the event of a security breach. There can be no assurance that the encryption technology utilized in connection with our DBS system will remain effective. If the encryption technology is compromised, we will be dependent upon NDS to promptly address and correct the security breach. Any such breach of our encryption technology could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily regulated. Changes in regulations or the failure to obtain required regulatory approvals could adversely affect our ability to operate.

The construction and launch of broadcasting satellites and the operation of satellite broadcasting systems are subject to substantial regulation by the Brazilian Ministry of Communications and the Agência Nacional de Telecomunicações, which we also refer to as ANATEL, the National Telecommunications Agency in Brazil. The rules of these two regulatory agencies are subject to change in response to industry developments. Additionally, certain aspects of television and telecommunications operations and ownership are governed by the Brazilian Constitution, which has been revised on several occasions. The current government or a subsequent government may enact new regulations applicable to our business. Our business and business prospects could be adversely affected by the adoption of new constitutional amendments, laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. We cannot assure you that material adverse changes in laws, policies or regulations affecting the DBS industry in general, and Sky Brasil in particular, will not occur in the future or that we will be able to obtain the required permits to continue to carry on our business. Changes in regulations relating to one or more of our licensing requirements, programming, transmission and spectrum specifications, consumer protection and other matters could have an adverse effect on our business and results of operations.

While we have generally been successful with respect to compliance with regulatory matters, we cannot assure you that in the future we will succeed in obtaining all requisite regulatory approvals for our operations without the imposition of restrictions or adverse consequences, or at all.

Our business will suffer if we do not respond rapidly to technological changes in the Brazilian pay television industry.

The pay television industry has traditionally been, and is likely to continue to be, characterized by rapid technological change, evolving industry standards and frequent product enhancements. In particular, digital compression technology, which enables service providers to transmit multiple channels on the same frequency, is expected to be available to the Brazilian pay television industry in the second half of 2004. In the second quarter of 2004, several providers of pay-television in Brazil (for example, Net Serviços de Telecomunicações S.A., which we also refer to as NET, and TVA Sistemas de Televisão S.A., which we also refer to as TVA) have announced their plans to digitalize their platforms by adopting the Digital Video Broadcasting, which we also refer to as DVB, standard.

We utilize digital compression and transmission technology in our Ku-band DBS business. This technology is already being used by other transmission media, including MMDS providers. Digital compression and transmission technology could result in the emergence of lower cost delivery systems and increased competition in the Brazilian pay television industry. Although we believe that existing and developing alternative technologies will not have a material adverse effect on the viability or competitiveness of our Ku-band DBS business, we cannot assure you that in the future we will not need to expend substantial financial resources in the development or implementation of new competitive technologies. Our failure to develop or implement new competitive technologies that satisfy customers’ requirements and compete successfully with the services offered by our competitors could have a material adverse effect on our business, financial condition and results of operations.

We engage in transactions with related parties that may negatively affect our ability to bargain for competitive prices for programming and other services.

We currently engage in, and expect to continue to engage in from time to time, transactions with Globo, News Corporation and LMINT, which collectively own 100% of our issued and outstanding equity interests, or quotas, and their subsidiaries and other affiliates to obtain programming and other services we require. Among other things, we obtain significant programming content on an exclusive basis (relative to other DBS providers) from Globo, News Corporation and LMINT and their respective programming affiliates. Since Globo, News Corporation and LMINT control us, we may not be able to bargain effectively with them for competitive pricing for programming content, and they may effectively limit our ability to obtain programming from them. Our ability to attract new customers and retain existing ones is directly related to the quality and price of the programming we provide. If we are unable to obtain programming at prices that allow us to offer our services to customers at competitive prices, or if the programming content supplied to us by Globo, News Corporation and LMINT is not as appealing as that offered by other service providers, we will be unable to retain customers or to attract new customers at acceptable levels. Any inability to retain customers or to attract new customers for our service could have a material adverse effect on our business and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 6 to the Financial Statements.

In addition, our conditional access and customer management services are provided by NDS. DTH TechCo. Partners, which we also refer to as DTH TechCo., a Delaware general partnership of subsidiaries of Globo, News Corporation, Grupo Televisa, S.A., which we also refer to as Televisa, a Mexican media conglomerate, and LMINT, provide us with play-out and uplink facilities in the United States. There can be no assurance that NDS and DTH TechCo. will continue to provide us with these services at prices that will allow us to remain competitive in the markets in which we operate. Any inability to secure such services could have a material adverse effect on our business, financial condition and results of operations. See “Item 7. Major Shareholders and Related Party Transactions.”

As a result of Globo’s rescheduling its financial debt obligations, it has not been providing funding to DTH TechCo. Thus far, Televisa, News Corporation and LMINT have made loans to DTH TechCo. to cover its operating costs and we expect that they will continue to do so. Our quotaholders are currently in discussions regarding how DTH

TechCo. will be fully funded, but we cannot give you any assurance that we will reach a satisfactory resolution. If any of DTH TechCo’s quotaholders fail to provide sufficient funds to allow it to continue operating, then its ability to provide service to us, and our ability to provide services to our customers could be compromised. If we are unable to obtain replacement services at comparable prices, we could experience a material adverse effect on our business, financial condition or results of operations.

Other business interests of our quotaholders may create a potential conflict of interest with our business.

Globo controls approximately 54% of our registered capital stock, subject to the provisions of a Quotaholders’ Agreement requiring the affirmative vote of both Globo and News Corporation to take significant actions involving us. As a result, Globo has the ability to control certain limited operations undertaken by Sky Brasil. Globo has agreed to only engage in the DBS business in Brazil through us. However, Globo controls or has significant interests in one of our competitors, Net Serviços, which has a controlling, majority interest in terrestrial cable television companies in approximately 44 cities throughout Brazil, including São Paulo and Rio de Janeiro. We intend to continue to compete in all of the markets in which we currently operate regardless of whether Globo, or an entity in which Globo has an interest, is also competing in the same market.

In December 2003, News Corporation acquired 34% of DIRECTV. As a result, News Corporation owns an indirect interest in DIRECTV Brasil, our DTH competitor. See “Item 8. Financial Information-Significant Changes.” We cannot predict what impact News Corporation’s acquisition of an interest in DIRECTV will have on the competitive environment for DTH in Brazil or on our business, financial condition or results of operations.

Because of Globo and News Corporation’s familiarity with our business strategy and customer information, any direct or indirect competition with either or both could negatively impact our market share and could have a material adverse effect on our business, financial condition and results of operations.

Currently, Globo is an important supplier for us of programming content for which it charges us competitive prices. We cannot assure you that if Globo loses its controlling interest in us, because it fails to match the additional capital contributions made in our business by News Corporation and LMINT, or as a result of the conversion into equity of AFACs and loans made by News Corporation and LMINT in 2003 and 2004, and its equity participation is thus reduced, it would not decide to commit greater resources instead of developing its terrestrial cable television business, which could lead to an increase in programming content prices to us. Globo and News Corporation are in the process of negotiating a new agreement to govern their future relationship with respect to us.

Risks Associated with Brazil

The Brazilian government has historically exercised significant influence over the Brazilian economy, and continued intervention may lead to unfavorable economic results.

The Brazilian government has historically exercised significant influence over the Brazilian economy, with frequent and, occasionally, drastic intervention. It has often changed monetary, credit, tariff and other policies to influence the course of Brazil’s economy. For example, Brazil has historically experienced extremely high rates of inflation. Historically, inflation, as well as certain governmental measures to combat inflation, has significantly and negatively affected the Brazilian economy and has distorted our financial results both positively and negatively. See “Item 5. Operating and Financial Review and Prospects.” The Brazilian government’s actions to control inflation and implement other policies have often involved wage and price controls, as well as other interventionist measures, such as assuming management of large Brazilian banks, freezing bank accounts and imposing capital controls. Current and future governmental policies, to prevent or to respond to inflation, devaluation, social instability and other political, economic or diplomatic developments involving tariffs, exchange controls, regulations and taxation may have a material adverse effect on our business and financial condition.

The Conselho Monetário Nacional, which we also refer to as the CMN, the National Monetary Council, which is chaired by the Minister of Finance, is responsible for establishing Brazilian credit policies, and the Central Bank of Brazil is responsible for implementing these policies. In the past, the Central Bank of Brazil was not regarded as an independent government agency because the principal guidelines of Brazil’s monetary policy were determined by the Brazilian government, which exerted a direct influence on the business operations of the banking industry in Brazil. However, during 2003, the government granted the Central Bank of Brazil autonomy in its decision-making. During 2003, the Central Bank of Brazil maintained high interest rates, which have indirectly reduced domestic consumption and imports.

Since President Lula took office on January 1, 2003, he has proposed and implemented several new austerity policies, such as the reform of the Brazilian social security and welfare systems, to address under-funding issues, and the Brazilian Taxation and Bankruptcy Legislation. These governmental policies and any future actions taken by the Brazilian government concerning the economy may have a significant impact on the Brazilian economy, Brazilian companies, including us, and on market conditions and the prices and returns on securities such as our Notes.

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

Although the Real appreciated in 2003 by 22.1% against the US Dollar, the Real has historically depreciated against the US Dollar. At December 31, 2003, the exchange rate of the Real to the U.S. Dollar was R$2.8892 per US$1.00. On June 24, 2004 the exchange rate was R$3.1030 per US$1.00. We cannot assure you that the Real will stabilize or that the Brazilian monetary authorities will not alter Brazil’s current exchange rate or monetary policies in the future, or what effect fluctuations in the value of the Real or alterations of the exchange rate policies will have on our business, results of operations and financial condition.

The Brazilian economy is subject to extreme inflation and measures taken by the Brazilian government to control inflation may affect customers’ willingness to subscribe for or renew our services.

Brazil has historically experienced extremely high rates of inflation. For example, in 1993, the rate of inflation in Brazil exceeded 2,700%. Historically, inflation and measures taken by the government to combat inflation have had significant negative effects on the Brazilian economy. Such actions, combined with public speculation about possible future actions, have contributed significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Future measures to combat inflation could have material adverse effects on the Brazilian economy and our business, results of operations and financial condition.

The Brazilian government has introduced a number of economic stabilization plans over the years. Until 1994, none of the plans successfully reduced inflation over the long-term. In 1994, the Brazilian government introduced the Real Plan and what was to become Brazil’s new currency, the Real. Since the Real’s introduction, Brazil’s inflation rate has been substantially lower than in previous periods. General price level inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, which we also refer to as the IGP-DI Index, was:

Year	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
%	2,708.0	1,093.0	14.8	9.3	7.5	1.8	20.0	9.8	10.4	26.4	7.67

In June 1999, the government adopted an inflation target framework for monetary policy, announcing target rates of 8%, 6%, 4%, 6% and 8% for consumer inflation rates in the years 1999, 2000, 2001, 2002 and 2003, respectively, plus or minus a margin of 2%. Although the 1999 and 2000 IGP-DI Indices were 20% and 9.8%, respectively, consumer inflation rates of 8.9% and 5.97%, respectively, were within the target range. In 2001 and 2002, however, the consumer inflation rates of 7.67% and 12.2% were impacted by exchange rates. With the stabilization of the financial markets, inflationary pressure decreased to 9.3% in 2003.

The inflationary pressures resulting from a January 1999 devaluation of the Real were moderated somewhat by reductions in government spending, increases in selected taxes and relatively high interest rates, which peaked at an annual rate of 45.0% in March 1999. In 1999, Brazil’s gross domestic product grew by only 0.2%. For the years 2000, 2001, and 2002, Brazil’s gross domestic product grew by 4.5%, 2% and 1.5% respectively. In 2003, the gross domestic product fell by 0.2%. We cannot assure you that measures taken by the Brazilian government to control the level of inflation, including changes in tax or interest rate policy, or adjustments to the value of the Real, will not have a material adverse effect on our business, financial condition, results of operations, cash flows or our prospects, as such policies may tighten the fiscal and monetary policies and reduce the expectations for economic growth, thus affecting average revenues of customers.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF SKY BRASIL

We are the leading provider of DBS services in Brazil. Our quotas are owned indirectly by Globo (54%), News Corporation (36%) and LMINT (10%). We initiated our C-band, or analog, DBS service in Brazil starting in 1993, offering 22 channels to selected regions in Brazil. In October 1996, we launched a digital tv-band DBS service, under the “Sky” brand, in order to expand our customer base and strengthen our market position. In 1997 we started converting our analog customer base to digital service, and in July 1998, we terminated our analog DBS service. Today, our Ku-band technology enables us to offer over 150 channels, and our “footprint”, or broadcast coverage area, encompasses all of Brazil’s estimated 48 million television households (such television household numbers are presented in the January 2003 report from Target Instituto de Pesquisa and Associação Braslileira de Televisão por Assinatura, which we also refer to as ABTA). Since our inception, our quotaholders have facilitated access to desirable programming and to technology that is made available by their affiliates.

We are a limited liability quota company, established on September 3, 1993, under the laws of the Federal Republic of Brazil. In fiscal 2002, we changed our name from Net Sat Serviços Ltda. to Sky Brasil Serviços Ltda. Our legal domicile and principal executive office is located at Rua Prof. Manoelito de Ornellas, 303 - 6th floor, 04719-040 São Paulo, SP, Brazil. Our telephone number is 55-11-5643-1000.

BUSINESS OVERVIEW

Company Overview

Sky Brasil’s customer base grew to over 784,000 Ku-band DBS customers as of December 31, 2003, from 732,000 Ku-band DBS customers as of December 31, 2002. As of December 31, 2003, the total pay television market in Brazil consisted of over 3.5 million customers, according to the Pay TV Survey, published in March 2004, which we also refer to as the Pay TV Survey.

The Brazilian Television Industry

Television Market in Brazil

The television industry in Brazil began in 1950 with the establishment of TV Tupi in São Paulo. In Brazil, watching television is a significant leisure activity. Brazil represents the largest television and video market in Latin America, with an estimated 48.0 million television households which, as of December 31, 2003, watched on average approximately 5.0 hours of television per day. The Brazilian television industry consists of two segments, broadcast television and pay television. According to the March 2004 ABTA report, pay television services, which were initiated in 1991, are presently delivered to an estimated 3.5 million Brazilian customers, representing approximately 8% of Brazilian television households, by means of cable television, MMDS and Ku-band DBS transmission technologies. According to “Brazilian Pay-TV Facts 2003-2004” (ABTA), 75% of television homes in Argentina, 24% of television homes in Chile and 89% of television homes in the United States subscribed to pay television, according to a report published by Kagan Media Money & AC Nielsen Media Research. According to the Pay TV Survey, Brazil will have an estimated 3.8 million pay television subscribers by the year end 2005.

Broadcast Television Industry Overview

Broadcast television services are currently available to almost the entire Brazilian population, without payment of a subscription fee, through six privately owned national broadcast television networks and their affiliates and a government-owned national public television network. The six national broadcast television networks are Globo, SBT, Rede Bandeirantes, Rede TV, TV Record and CNT/Gazeta. Globo is the largest television broadcaster in South America and its Globo Network, the network of Brazilian television stations carrying TV Globo programming, has the largest market share in Brazil. The next three largest television broadcasters in Brazil are the SBT, Rede

Bandeirantes and TV Record networks. The majority of the remaining programming is broadcast by independent local television stations operating out of single locations.

The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, the pricing of which is based in part on audience share and ratings for that networks’ television programs. Programming offered by pay television services directly competes for audience share and ratings with the programming offered by the national broadcast television networks, as well as regional and local television broadcasters. The national broadcast television networks utilize one or more satellites to retransmit their signals to their local affiliates.

Pay Television Industry Overview

Pay television services became commercially available in Brazil in 1991 with the construction of several major cable systems in the cities of Florianópolis and Curitiba, and the commencement of MMDS services in São Paulo and Rio de Janeiro. Although cable television services in Brazil have existed on an experimental basis since 1978, we believe that the main reasons for the delay in bringing pay television services to Brazil were the lack of a clear regulatory environment for such services, the perceived high quality of Portuguese language programming available on broadcast television networks and the extensive geographic coverage of these networks. While the customer base of the Brazilian pay television industry has grown substantially since 1991, the relatively late introduction of pay television to Brazil, for the reasons discussed above, has resulted in one of the lowest penetration rates in Latin America.

Cable Television

Cable television services have only recently become widely available in Brazil. The Brazilian cable industry served an estimated 2.1 million customers as of December 31, 2003, according to the Pay TV Survey. Under current Brazilian law regulating cable transmission, licenses for each city are granted to one or more cable service companies and one MMDS operator, which are free to compete with each other. The government has granted a total of 373 MMDS and cable licenses until December 2003, of which only 267 systems were operating as of December 31, 2003. New companies are currently exploiting these licenses in various parts of Brazil.

Cable service involves a network that employs radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four primary parts: a head-end, a distribution network, a customer network and a house terminal. The programming is collected from the head-end, and then processed and fed into the distribution path consisting of trunk and distribution cable, which consists of coaxial and/or fiber optic cables. The signal is then fed into a customer network that is either located in an apartment building, a hotel or a customer’s home.

According to our market research, currently, cable customers typically receive 28 to 80 television channels, including local channels aired through conventional broadcast television via analog signal. Cable customers generally pay an average initial one-time installation charge of approximately R$77 and a monthly subscription fee of approximately R$37 to R$87.

There are many rural and less densely populated areas of Brazil with little or no cable television availability, because the cost to install a cable system in such areas would be significant and, in many cases, economically unfeasible. Therefore, we believe that rural areas provide a prime market for our satellite television services. According to a report published by ANATEL in 2003, of the more than 5,000 Brazilian towns, only approximately 493 currently have access to cable or MMDS. Consequently, in many cases, satellite transmission is the most economical and sometimes the only feasible way that pay television programming can be provided to consumers in Brazil.

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

Subscription services utilizing MMDS technology were introduced in Brazil in 1991, initially targeting the largest urban areas of the country. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers. MMDS offers significant cost advantages over traditional hard-wire cable technology, as it does not require the construction and maintenance of a fiber or coaxial cable network. MMDS services have succeeded in other emerging pay television markets where cable does not have a strong incumbent position, such as Venezuela, Hong Kong and Mexico. The principal advantage of MMDS is its accessibility in portions of metropolitan areas where cables for cable television services have not yet been installed. Due to limited system channel capacity, MMDS providers tend to offer fewer channels than cable television providers. According to our own market research, currently MMDS customers typically receive no more than 32 television channels, including channels aired through conventional broadcast television. MMDS customers, upon payment of an installation fee of approximately R$60, receive an antenna and decoder and must thereafter pay a monthly subscription fee of approximately R$40 to R$85. As of December 31, 2003, according to the Pay TV Survey, the Brazilian MMDS market consisted of approximately 227,649 customers.

DBS

DBS systems use medium or high-power satellites to deliver encoded signals to satellite dish antennae at homes, hotels, apartment buildings and public facilities. The signals are then transmitted to an integrated receiver decoder which is located on a customer’s premises. Among the advantages of DBS systems are: (1) a DBS satellite footprint covers large land areas; (2) the capital investment by a provider, although initially high, for the satellite and uplink segment of a DBS system is fixed and does not increase with the number of customers receiving transmissions; and (3) the provider’s capital costs for the ground segment of a DBS system (the reception equipment) are directly related to, and therefore limited by, the number of service customers.

The disadvantages of DBS systems include: (1) the limited ability to tailor programming packages to the interests of different geographic markets, such as providing local news and broadcast channels; (2) the fact that signal reception is subject to line-of-sight requirements, although generally less stringent ones than those typical of MMDS systems; and (3) intermittent interference from atmospheric conditions and terrestrially generated radio frequency noise.

Ku-band DBS pay television services first became available in Brazil in 1996. The higher power, Ku-band DBS service allows customers to receive programming using low-cost satellite dishes that average only 60 centimeters in diameter compared to the 2.4 to 4.0 meter dishes typically used for C-band reception. Digital compression technology, which is used in Ku-band DBS provides increased channel capacity, improved audio and video quality, greater immunity to adverse weather conditions and the capacity to offer a variety of auxiliary services including interactive electronic program guides and other interactive services, including home shopping, interactive games and weather forecast. Digital compression technology permits the broadcast of up to 15 channels of programming per transponder.

In order to receive our Ku-band DBS service, customers must purchase a SKY-Kit which costs approximately R$599 and includes an IRD (Integrated Receiver Decoder), a remote control and a satellite dish. If the customer signs an annual subscription commitment contract, the SKY-Kits are typically installed free of charge by an antenna installation service provider, who in turn receives payment from us. The monthly subscription fee for our Ku-band DBS service ranges between R$56 and to R$127. In 2003, the price of the SKY-Kit was raised to R$599 from R$399, due to adjustments for inflation and to our efforts to reduce the subsidies we pay to manufacturers.

Current market situation

We believe that cable and MMDS are our primary competition for providing pay television services in Brazil. We are the principal Ku-band DBS operator in Brazil, with over 784,000 Ku-band DBS customers as of December 31, 2003; Galaxy Brasil, which provides DBS services under the DIRECTV brand, had approximately 415,000 customers as of December 31, 2003. Digisat S.A, a subsidiary of Galaxy Brasil, which was the last C-band DBS pay television operator in Brazil and had approximately 66,000 customers at December 1999, discontinued its service in 2000. There are an estimated 15 million households in Brazil that have C-band satellite dishes, the vast majority of which are used to obtain or improve reception of free broadcast channels.

Programming

Program Packages

On March 1, 2003, we launched five new programming packages and stopped offering the Master and Advanced Packages to new customers. This change in our package was in response to marketing research, which indicated that consumers value more flexibility, simplicity and customization when choosing programming packages. To better position ourselves in the market and to meet these preferences, we launched these five new programming packages and eight à la carte options, which can be ordered in addition to the channels in the packages. We now offer up to 30 different combinations compared to only eight offered in the past. Each of the five new packages targets specific genre interests, allowing new customers to choose the content that best fits their needs.

The SKY Familia Package is our new basic package and consists of 126 channels (not including one of the seven local Globo channels and the à la carte options, that can be added separately), including 34 subscription channels, such as Fox, the Sony Entertainment Television and the Cartoon Network, 50 pay-per-view channels, 42 audio-music channels and ten Mosaic channels, which are special channels that enable the viewer to quickly navigate to other channels. SKY Familia includes Fox, Fox Kids, the Discovery Channel, Globonews, National Geographic, Fox News, TNT, Sony Entertainment Television, the Warner Channel, CNN Español and MTV.

The SKY Esportes Package includes all of the SKY Familia channels, plus an additional four sports channels: Sportv, Sportv 2, ESPN International and ESPN Brasil.

The SKY Filmes Package includes all of the SKY Familia channels, plus an additional six movie channels: MGM and five movie channels, Telecine Premium, Telecine Action, Telecine Emotion, Telecine Happy and Telecine Classic, which we also refer to collectively as the Telecine channels.

The SKY Total Package includes all of the channels included in the SKY Familia, SKY Esportes and SKY Filmes packages, plus an additional seven channels: Boomerang, CNN International, Discovery Kids, Bloomberg, Animal Planet, Discovery Health and the News Mosaic.

The Mundo SKY Package includes all of the channels included in the SKY Total Package, plus an additional eight channels: BBC World, Eurochannel, Deutsche Welle (a German international channel), NHK (a Japanese channel), RTPi (a Portuguese channel), TV5 (a French channel), RAI International (an Italian channel)) and TV España (a Spanish channel).

We also offer eight à la carte options, which can be combined with the five new programming packages. They include the SKY Europa Package; two adult à la carte offerings, Playboy TV and Sexy Hot; NHK; the UFC channel; and several combinations of them. The SKY Europa à la carte package consists of BBC World, Eurochannel, Deutsche Welle, RTPi, TV5, RAI International and TV España .

During 2003, we launched Eurochannel, Boomerang, Discovery Health and the SKY Shows Channel, which is shown on a special Mosaic. We now offer over 150 channels, including seven local broadcast Globo channels.

Programming Package Prices

The table below lists the prices of the five packages and the à la carte options offered to new customers since January 2004.

Package and “a la carte” options	Reais	U.S. Dollars
Sky Família	64.90	20.79
Sky Esportes	94.90	30.40
Sky Filmes	99.90	32.00
Sky Total	123.90	39.69
Mundo Sky	134.90	43.21
Sky Europa	14.90	4.77
Sex Hot	25.90	8.29
Sky Europa + Sex Hot	28.90	9.26
Playboy TV	16.90	5.41
Sex Hot + Playboy TV	28.90	9.26
NHK	11.00	3.52
NHK + Sex Hot	28.90	9.26
UFC	30.00	9.61

For comparison, the table below lists the prices as of December 31, 2003.

Package and “a la carte” options	Reais	U.S. Dollars
Sky Família	54.90	19.00
Sky Esportes	84.90	29.39
Sky Filmes	89.90	31.12
Sky Total	109.90	38.04
Mundo Sky	119.90	41.50
Sky Europa	12.90	4.47
Sex Hot	23.00	7.96
Sky Europa + Sex Hot	25.90	8.96
Playboy TV	15.00	5.19
Sex Hot + Playboy TV	25.90	8.96
NHK	10.00	3.46
NHK + Sex Hot	25.90	8.96
UFC	30.00	10.38

Programming Acquisition

We are party to an agreement with Net Brasil, a subsidiary of Globo, pursuant to which they act as our exclusive agent for the acquisition of programming. In consideration for such services, we currently pay Net Brasil a monthly fee equal to R$0.51 per customer. In fiscal 2002, the monthly fee was R$0.47 per customer. Acting on our behalf, Net Brasil acquires programming from a variety of suppliers in the United States, Europe and Latin America. We believe that through our agreement with Net Brasil we have been able to obtain programming on generally favorable terms.

Globosat Programadora Ltda., which we also refer to as Globosat, a subsidiary of Globo, is a leading supplier of pay television programming in Brazil. Currently, we distribute 14 pay television channels provided by Globosat, including the five Telecine movie channels, the USA Network, Sportv, Sportv 2, GNT (a 24-hour Portuguese language news and entertainment channel), Shoptime, Multishow (a variety and entertainment channel), Canal Brasil (the Brazilian movie channel), Sexy Hot (an adult channel), and Futura (a 24-hour Portuguese language educational channel).

During 2003, through Net Brasil, we successfully negotiated with our programming suppliers to convert the costs of our programming contracts from U.S. Dollars to Reais in order to avoid exposure to currency exchange risks. We have the exclusive rights, or right of first refusal, to DBS distribution in Brazil of all of the pay television programming over which Globo, News Corporation and LMINT have control. See “Item 7. Major Shareholders and Related Party Transactions.” Currently, we have no plans to develop or produce our own programming, except for a promotional channel featuring Sky Brasil’s programming services.

Pay-Per-View

Subject to certain exceptions, we believe that a major advantage of our Ku-band DBS service over other pay television services is our wide selection of pay-per-view channels. The pay-per-view options that we offer include first run movies and live sporting and entertainment events. We currently offer up to 50 pay-per-view channels, including two adult channels. Our movie service offers a selection of approximately 22 movies per day at frequent intervals. Customers may watch the first four minutes of a movie at no charge to help them decide whether they want to order it.

Our SKY Premiere Mosaic enables customers to view trailers of all of the pay-per-view movies currently offered. Using the remote control, a customer may select a movie from a menu included in the Mosaic and be switched to the channel with the next showing of that movie.

A substantial amount of our pay-per-view revenues each year are derived from our transmission of regional and national Brazilian soccer championships. In 2003, we sold the National Brazilian soccer series A and B, in which the most important teams in the country participate, and two regional soccer championships in pay-per-view format. In 2004, we achieved record sales for those events and a level of growth well above that of our subscribers base.

We exhibit seven games simultaneously with multi-camera transmissions, game Mosaics and the best games and finals of past soccer championships.

In 2003, we also sold through pay-per-view the Big Brother Brazil 3rd edition, which is an entertainment event. Packages sales were up 51% compared to the 2nd edition, which was offered on pay-per-view in 2002.

A customer may order pay-per-view programming, including movies and sports packages, by utilizing the remote control, by calling our 24-hour call center or accessing our website. To utilize the remote control, the customer must first connect the IRD to a phone line in his or her home. If the customer elects to call our 24-hour call center, we authorize the purchase over the phone and the customer is billed for the purchase in their next billing cycle.

Generally, it is not cost effective for traditional broadcasters or cable companies to provide highly specialized programming due to the low number of niche customers in any particular local market. Accordingly, these niche customers, along with other customers interested in receiving international and other cultural programming, are an important target market segment of Sky Brasil. The incremental cost to provide this specialized programming is relatively insignificant given the ability of digital DBS services to utilize a national delivery system for all programming. We believe that by directly marketing international programming to niche customers, we will also increase sales of our popular programming.

Interactive Features

In 2000, in cooperation with Globosat, we offered our customers the first interactive event on Brazilian television. For the 2000 Summer Olympic Games in Sydney, we launched a specially designed interactive channel, which was composed of four interacting smaller video panels, allowing customers to select preferred channel views, simultaneously watch multiple live-events or obtain additional event information. We have used the same interactive features when transmitting other events, including several games of the Brazilian Soccer Championship, the Davis Cup tennis tournament, the first interactive music concert and the 73rd Annual Academy Awards.

In 2002, we continued expanding our interactive TV feature, which we also refer to as iTV, launching interactive versions of several channels and programming. Subscribers can access real time interactive information and choose different camera angles of the same show with a click of their remote control.

During 2003, we released several interactive applications, including the first T-Commerce initiative in Brazil, which allows our subscribers to buy products offered by the Home Shopping Channel directly, using their remote control.

A Walled Garden is another iTV feature that we offer. It is a multi-service portal, with iTV applications such as weather, games, astrology, customer care, sports and traffic information.

In January 2002, we undertook the first interactive advertising in Brazil, which was presented in one of our iTV Walled Gardens. We also promoted this feature to advertisers in 2003, but it did not generate significant interactive advertising revenue. However, we are developing this business segment with the objective of growing its revenue over the long-term.

SKY +

On November 4th, 2003, we launched SKY+, a service that allows our subscribers to select, record and reproduce programming according to their own needs, independent of a program’s scheduled show time. SKY+, internationally known as a digital video recorder or DVR, is a unique service in Latin America, otherwise available only in the United States, United Kingdom, Canada and France.

SKY+ allows its users to create their own programming schedule, using an easy, customized interface. In order to access this service, subscribers must purchase a special set-top-box that is currently priced at R$1,499.00 and pay a monthly fee of R$19.90, in addition to their monthly fee.

SKY+ was developed and designed specifically for the Brazilian market, and it is a stand-alone service, completely integrated with our current programming and our interactive programming guide, which we also refer to as iPG. We expect SKY+ to attract analog pay-TV subscribers in a higher socio-economic bracket.

During the first quarter of 2004, we made our first deliveries of SKY+ digital video recorders. It was received with large media exposure in many Brazilian newspapers and magazines. During the first quarter of 2004, we conducted a survey to obtain subscribers’ initial impressions of SKY+ and the results indicated that it is surpassing subscribers’ expectations.

SKY+ is a digital subscription that offers more than 150 channels and allows subscribers to interact with the program content. Subscribers can view movie summaries, make program reservations, replay and pause programs (including live material), consult scheduling information about upcoming programs and pre-set a program schedule.

Receiver Systems

A typical Ku-band DBS unit, which we also refer to as SKY-Kit, includes a 60-centimeter satellite dish, an integrated receiver and decoder, which we also refer to as IRD, which processes and decodes signals for television viewing, a remote control and other related components. SKY-Kits are necessary for a DBS subscriber to receive Ku-band DBS transmissions. Because of their location, customers in some areas are required to use a larger satellite receiver dish. Once a customer has ordered programming from us, an authorization code is transmitted to the customer’s satellite receiver, allowing the customer to receive the programming shortly after placing the order.

DBS units have been designed to be as easy to use as basic television. The consumer-friendly remote control allows customers to quickly and easily access desired programming via an on-screen programming guide or the Mosaic channel and menu system.

Philips do Brasil Ltda., which we also refer to as Philips, supplies the components of our SKY-Kits, and, in August 2004, Thompson Multimídia Ltda, which we also refer to as Thompson, will also supply such components.

Sales and Marketing

Our SKY-Kits are manufactured and sold directly by Philips and, beginning in August, Thompson to a nationwide network of approximately 1,750 consumer electronics retailers and approximately 1,700 specialized antenna supply distributors and installers. The distributors and retailers then resell the SKY-Kits to installers and new subscribers, earning a percentage of the profit. We believe this sales model is competitive with those offered by other subscription television services. We also distribute the SKY-Kits directly to customers who purchase them through our direct sales team. We sell SKY-Kits through other, less traditional distribution channels, such as door-to-door marketing, telemarketing and special kiosks. Approximately 2% of our revenues are derived from direct sales of SKY-Kits or components. Once our customers have their SKY-Kits installed, they contact our 24-hour call center to activate the DBS service. See “Operations—Subscriber Management System.”

Our comprehensive marketing strategy is designed to promote our services and brand, as well as to distinguish our services from cable, MMDS and other DBS providers.

Increasing our customer base requires (1) high levels of advertising to educate consumers about the characteristics and advantages of our DBS service and our high level of customer support, and (2) a well developed regional sales network to market our services to consumers.

We believe that providing high quality customer support is of critical importance to generating and maintaining a high degree of customer satisfaction and to maximizing the retention of our customers. Toward this end, we closely monitor customer satisfaction levels, periodically conduct marketing surveys to gauge consumer preferences, and provide a 24-hour call center. We also frequently evaluate the demographic makeup of our customer base in order to provide programming that better meets consumer demand.

To ensure the quality of our customer support services, we provide ongoing training to our employees, encouraging them to focus on providing high quality customer service. We also utilize a television channel that is dedicated to the training of our sales representatives, who are part of our nationwide retail distribution network, which consists of over 3,500 points-of-sale. We also have a sales bonus program, which provides incentives for our sales personnel to better sell our services and equipment.

Finally, we provide significant retail support through promotional activities, including: (1) program-specific marketing tied to events such as soccer matches or movie premieres; (2) neighborhood direct-sales efforts; (3) direct mailings; (4) telemarketing; (5) television, billboard, magazine and newspaper advertisements; and (6) other marketing efforts, such as promotional gifts and incentive-based customer retention programs.

Operations

Satellites

Satellite transponders receive terrestrial broadcast signals and convert, amplify and retransmit those signals back to earth. We lease 14 satellite transponders on a satellite owned by PanAmSat Corporation, which is known as PAS-6B, with a footprint that covers all of Brazil’s television households. Each of the transponders is capable of handling up to two analog channels or up to 18 digital channels.

Uplink Facilities

A major component of the delivery of satellite programming to the customer is the transmission, or uplink, of the programming to a satellite. After we receive the programming from the programming originator or distributor, it is processed, compressed, encrypted, multiplexed (i.e., combined with other channels) and modulated (i.e., applied to the designated carrier frequency for transmission to PAS-6B). We currently lease space in a facility located in Rio de Janeiro, which we also refer to as the Rio Facility, containing broadcast and play-out equipment owned by us, which consists of two 7.6-meter uplink antennae, one 4.5-meter uplink antenna and ancillary equipment. This equipment is used to uplink programming originating in Brazil to PAS-6B. To uplink programming originating from outside of Brazil, we rent uplink equipment located in Florida, which we also refer to as the U.S. Facility. In the event of a power failure, our uplink facilities are equipped with emergency power generation equipment to allow uplinks to continue to operate without any disruption of service.

Play-out Facilities

Play-out equipment is used to prepare programming material for compression and subsequent transmission to PAS-6B. For channels provided by third-party programmers, the play-out equipment digitizes the programming, inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound and delivers the material to the compression and multiplexing system. In the case of channels originating from taped material, the play-out equipment compiles the various programming segments, inserting commercial and promotional material where necessary. For video-on-demand movies, the play-out equipment stores movies and plays them as necessary, to provide the desired frequency of service. The Play-out equipment also provides special video services such as mosaics and multi-camera events (i.e.: sports, reality shows and others).

Compression System

Digital technology permits the compression and transmission of a digital signal to allow for multiple channels to be combined into a single channel bandwidth, which is called multiplexing. Multiplexing gives broadcasters the potential to offer significantly more channels than through traditional analog systems. In July 1996, we entered into a System Implementation and License Agreement with NDS, which we also refer to as the NDS License, pursuant to which NDS provides the necessary equipment to compress, encrypt and multiplex the signals transmitted to PAS-6B by our uplink facilities in both Brazil and the United States. The digital signals are compressed using the MPEG-2 standard, encrypted and multiplexed into DVB, transport stream and modulated for transmission to the PAS-6B. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Conditional Access System

Pursuant to the NDS License, NDS provides us with an access control system, including the smart cards necessary to decode the satellite signal at a customers’ home. The access control system is central to our security network, which prevents unauthorized access to programming. Authorization information for subscription programming and the access control algorithm is stored on a microchip imbedded in a credit card-sized “smart card” in the customer’s set-top box. The smart card, which can easily be updated or replaced, provides a simple and effective method to authorize and terminate the authorization of access to subscription programming. If the smart card is authorized for access to a particular channel, the corresponding data is decrypted and passed on for audio and video decompression. After decompression, the digital audio and video signals are reconstructed into an analog format for display on a television. Since it is potentially possible to compromise any access control system, it is essential to have a method of re-establishing the security. Since our Ku-band receiver employs smart card technology, we can easily and inexpensively change the access control system in the event of a security breach, either by remotely reprogramming the smart cards or by replacing them, which we can accomplish at a relatively low per-unit cost. We believe that the ability to take electronic countermeasures and to replace the smart cards when necessary provides an effective means to combat sustained piracy. We expect the access control system to continue to prevent unauthorized access to programming. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Subscriber Management System

We provide subscriber management, billing and collection services for our customers. Our enhanced subscriber management system was designed taking into account the collective experience of Globo, News Corporation and LMINT with subscriber management systems in other regions and our experience in the Brazilian market.

Our subscriber management system provides marketing, customer service and administrative operations support, including the billing and the collection of subscription fees; the handling of service difficulties and other inquiries; the handling of disconnection, alteration, reconnection and relocation services; and the marketing of additional services. We currently own all of the intellectual property rights to Diginet, our subscriber management system software program that was developed for us by Objective Solutions Consultoria e Desenvolvimento de Sistemas S/C Ltda., which we also refer to as Objective, an independent software development company.

In March 1998, we entered into an agreement with Objective, pursuant to which Objective is entitled to distribute, license or commercially offer Diginet to any company that does not compete with us, in exchange for 27% of the net revenues earned by Objective from each such company each year, for a period of ten years. Pursuant to this agreement, we will transfer our intellectual property rights in Diginet to Objective when such revenue payments from Objective, in the aggregate, equal R$600,000. At such point, we will be granted a perpetual, royalty-free license to continue to use the Diginet software.

Interactive Television (iTV) System

We provide interactive services to our customers in order to enhance their television watching experience. This interactive system was developed by NDS and gives us the flexibility to develop our own interactive applications. We offer a Walled Garden, with games, esoteric features (e.g., horoscopes), traffic information, hotel guides, lottery drawing results and soccer championship results and standings.

We also offer Enhanced TV, a service that provides interactive information in addition to the video that is offered on other channels. Globo News and Fox News channels provide the latest news in both data and video formats. Climatempo channel provides weather information in interactive format. Multi-camera interactive events are also provided in some of our seasonal events.

Our interactive platform allows connection from the set top box to the conditional access and subscriber management system with the required security. Using this feature, we provide t-commerce applications that allow our subscribers to purchase goods using their remote control.

Trademarks

The “SKY” trademarks are owned by British Sky Broadcasting plc, or BSkyB, a DBS provider in the United Kingdom in which News Corporation holds a 36.2% interest. BSkyB exclusively licensed the right to use the “SKY” trademarks in Brazil and elsewhere to News America Incorporated, or NAI, an affiliate of News Corporation. A subsidiary of News Corporation has granted us a sublicense to use the trademarks in Brazil on an exclusive basis. Such trademarks include “SKY,” “SKY Entertainment Services” and derivatives thereof. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Competition

General

We compete with providers of pay television services that employ cable, MMDS and DBS transmission technologies. As the pay television market in Brazil develops, we expect to face competition from existing and future pay television providers, including competition as a result of new and emerging technologies and the easing of regulation in the pay television industry. We believe that competition is based upon a region’s ability to receive a pay television signal, customer satisfaction, program offerings, price distribution capability and the quality of the system network.

We also compete with national broadcast networks and regional and local broadcast stations, movie theaters, video rental stores and other entertainment and leisure activities in general.

Cable Television

We have encountered a number of challenges in competing with cable television providers. First, cable television providers benefit from their more established position in the consumer market. Second, cable customers have lower upfront costs as compared to our customers who must purchase the SKY-Kit and pay a connection fee that is generally higher than the price to connect cable services. Third, our customers potentially pay higher monthly charges than what they would pay for cable service, which we believe is justified because of the greater number of channels, the greater variety of programming and the premium programming packages that we offer. Fourth, all cable television providers are obligated by law to transmit all regional free-to-air channels, and therefore do not have to pay for the transmission rights, but DBS providers must negotiate to carry such channels and may not be able to secure such programming at a competitive price.

Fifth, Globo holds significant interests in major cable systems in Brazil, which directly compete with us for customers. There can be no assurance that Globo will not commit greater resources to its cable businesses than to our business.

In 1999, ANATEL authorized the pay television industry to offer broadband Internet access to its customers. The two dominant cable operators, Net Serviços and Tevecap, both introduced broadband Internet access services in certain areas in 1999 and will soon provide such services over their entire networks. A key advantage of cable technology over DBS and MMDS technologies is that cable offers two-way access without the need to use a telephone line as a data return path. As of December 31, 2003, Net Serviços had 91,474 broadband Internet customers, according to PTS Research newsletter. Currently, 18 pay television operators (cable and MMDS) offer broadband Internet access on a commercial basis, totaling approximately 206,000 customers in Brazil as of December 31, 2003, according to the Pay TV Survey.

In the Second Quarter of 2004, many providers of cable pay-television in Brazil (for example, Net Serviços and TVA) have announced their plans to digitalize their platforms by adopting the Digital Video Broadcasting, which we also refer to as DVB standard.

TVA foresees a subscriber base of 290,000 customers and an investment of US$1 million to change to the digital system with an additional cost of US$120 per decoder. TVA is planning to start-up digital operations in August 2004 and expects to have 20,000 subscribers by the end of 2004. Net Serviços expects 30,000 subscribers when it commences digital operations and 100,000 subscribers by the end of 2004. Net Serviços announced a planned investment of approximately US$ 30 million during a period of three years; however, Net Serviços is not planning to subsidize the sale of equipment to customers.

C-band

There are an estimated 15 million C-band antennas in Brazil used to obtain or improve reception of free to air broadcast channels.

Ku-band

We face competition from other Ku-band operators in Brazil, including our principal competitor in this segment, Galaxy Brasil (DIRECTV Brasil). In August 1999, DIRECTV Latin America LLC (DIRECTV Latin America), which we also refer to as DTVLA, a joint-venture between DIRECTV and Cisneros Group of Companies, acquired full ownership of Galaxy Brasil from Tevecap, which decided to concentrate its business on its cable and MMDS operations.

In December 2003, News Corporation acquired 34% of DIRECTV. As a result, News Corporation owns an indirect interest in DIRECTV Brasil, our DTH competitor. See “Item 8. Financial Information-Significant Changes.”

In general, we compete with other DBS providers by offering a number of channels with proven market appeal, through an extensive distribution network. Additionally, we believe that, in light of the combined customer levels of Globo’s affiliated companies, we have a variety of strategic advantages over our competitors. We also believe that the collective experience and expertise of Globo, News Corporation and LMINT in the media and entertainment industries, as well as our relationships with them, has helped us, and will continue to help us, compete in the Ku-band DBS market and increase our access to programming, technology and distribution services. Globo’s extensive network of free television, pay television and publications has provided us, and we expect will continue to provide us, with significant cross-promotional opportunities. See “The Brazilian Television Industry—The Pay Television Industry Overview.”

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

The Brazilian television industry is governed by the Federal Constitution and the Brazilian Telecommunications Code, which was enacted in 1962. This code has been supplemented by a number of other laws and decrees, as well as by rules issued by the Brazilian Ministry of Communications, which has overall responsibility for regulating the Brazilian television industry. At the time the Brazilian Telecommunications Code came into existence, pay television did not exist in Brazil. Regulation of pay television began in response to the development of the cable television industry. With the development of DBS technology in Brazil, the pay television industry outpaced the Brazilian regulatory environment. Until 1991, no regulations were in effect that specifically governed telecommunications via satellite. Since then, many regulations have been passed. The legislation governing the telecommunications industry in Brazil is currently in the process of being refined.

On April 23, 1996, the Ministry of Communications issued Ordinance No. 88, granting Globo non-exclusive permission to operate a pay television service via satellite, in accordance with Ordinance No. 281. Such permission is valid for a term of 15 years, which commenced on December 22, 1994.

Until recently, we relied upon Globo’s license from the Brazilian Ministry of Communications to engage in the pay satellite television business, pursuant to a consortium agreement we had with Globo. On June 18, 2004, Globo transferred the license to Sky Brasil pursuant to an approval by ANATEL received on the same date. As a result of the transfer, the consortium agreement was terminated.

The General Telecommunications Law, which was enacted in 1997, expressly revoked the Brazilian Telecommunication Code (Law 4,117/62), except for certain provisions related to broadcasting and penal law. The General Telecommunications Law also revoked certain provisions of the Minimal Law, such as: (1) the definitions of mobile cellular and satellite telecommunication carrier and value added services; and (2) the period of validity of the licenses for the exploitation of mobile cellular and satellite telecommunication carrier services.

In November 1999, ANATEL issued Resolution 190 allowing broadband Internet access service. Resolution 190 also regulates the relationship between Internet service providers and providers of mass communication service by subscription, or pay television providers, such as cable TV, MMDS and direct to home, or DTH providers.

There are different government rules and regulations for services rendered by a “national” satellite (a satellite in an orbital slot awarded to Brazil by the International Telecommunications Union) and a “foreign” satellite (a satellite in an orbital slot awarded to a foreign country). PAS-6B is a foreign satellite and, therefore, must comply with the General Telecommunications Law.

The telecommunications sector in Brazil is currently in a state of change, which began in 1997 with the enactment of the General Telecommunications Law. The General Telecommunications Law was an important initial step in updating the telecommunications regulatory framework in Brazil, which was originally adopted in the context of a state monopoly, and which has grown obsolete with the advent of both the privatization of the telecommunications industry and the Brazilian government’s role as a regulator. We cannot assure you that the new telecommunications laws that will be adopted in the future will not impose stricter requirements on us or otherwise have an adverse impact on our business.

ORGANIZATIONAL STRUCTURE

Quotaholders

Sky Brasil is owned by subsidiaries of Globopar, News Corporation and LMINT.

Globopar is a holding company and the financial arm of Organizações Globo, the leading media conglomerate in Brazil. This media conglomerate includes broadcast, cable and satellite television networks, television studios, newspapers, a publishing company, a radio network and an Internet portal.

News Corporation is a diversified international media and entertainment company with operations in a number of industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers and book publishing. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

LMINT owns and operates broadband cable television and telephony distribution networks and provides diversified programming services in Europe, Latin America and Asia. As of December 31, 2003, LMINT was a wholly-owned subsidiary of Liberty Media Corporation. References to “Liberty” are to Liberty Media Corporation, a Delaware corporation. In May 2004, Liberty contributed LMINT to Liberty Media International, Inc., a newly-formed, wholly-owned subsidiary of Liberty. References to “LMI” are to Liberty Media International, Inc. On June 7, 2004, Liberty spun-off LMI and distributed the shares of LMI to Liberty’s shareholders as a dividend.

We have two wholly-owned subsidiaries, Promancor S.A., an Uruguayan corporation which we use as a temporary vehicle for the financing and the settlement of overseas commitments, and Net Sat USA Inc., a Delaware corporation which we use as a vehicle for the acquisition of transmission equipment and for the lease of such equipment to DTH TechCo. Partners.

As a part of a strategy announced in 1995, Globo, News Corporation, LMINT and Grupo Televisa S.A. (collectively, the “Partners”) formed a strategic alliance to develop and operate DBS services in Brazil, Mexico and the balance of Latin America and the Caribbean basin, referred to collectively as the “Region”, under the name “Sky”, which we also refer to as the “Sky Platforms.” Sky Brasil represents the alliance’s presence in the Brazilian DTH market. Innova, S. de R.L. de C.V., which we also refer to as Innova, a DBS service owned by Grupo Televisa (60%), News Corporation (30%) and LMINT (10%), was launched in Mexico in December 1996. In October 1997, the Partners formed Sky Multi-Country Partners, which we also refer to as MCOP, a United States partnership in which Globo, News Corporation and Televisa each indirectly hold a 30% interest and LMINT indirectly holds a 10% interest, to make investments in, and to supply programming and other services to the Sky Platforms in Latin America outside of Brazil and Mexico. DTH Colombia, a DBS service in which MCOP holds a majority interest, began offering DBS services in Colombia in December 1997. Sky Chile, a DBS service, wholly-owned by MCOP, started operations in Chile in September 1998. In addition, Globo, News Corporation, Televisa and LMINT each indirectly hold interests (in the same proportion as their interests in MCOP) in (1) Sky Latin America Partners, a Delaware partnership formed to provide certain business and management services to MCOP; and (2) DTH TechCo Partners, a Delaware partnership formed to provide certain technical services to the Sky Platforms from the U.S. Facility, which began operations in December 1997. See “Item 7. Major Shareholders and Related Party Transactions.”

See exhibit 8 for a list of our significant subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We lease executive office space in São Paulo consisting of 5,200 square meters from an unaffiliated third party for approximately R$230,000 per month. We also lease a 5,753 square-meter location in São Paulo which houses our warehouse and 24-hour call center for approximately R$70,000 per month. These leases expire in 2006 and 2005, respectively. In addition, our Rio Facility, which consists of 764.27 square meters, is used for transmitting programming to PAS-6B and is leased from an affiliate of Globo for R$8,700 per month, pursuant to a lease expiring in 2006.

We own the broadcast and play-out equipment located at the Rio Facility, subject to a pledge as security for the Notes. We believe that the Rio Facility and the U.S. Facility, which is owned by DTH TechCo Partners, will be sufficient for our signal reception, and processing and uplink transmission for the foreseeable future and that our current office space will be sufficient for our needs through the end of 2004.

We also utilize, under a capital lease arrangement, 14 transponders on PAS-6B, which are pledged as security for the financing provided by their supplier, PanAmSat. The financing matures in 2018. See note 8 to the Financial Statements.

The useful life of the transponders has been estimated to be 19.5 years, which equals the payment terms of the capital lease obligation and the transponders are being depreciated on a straight line basis. See note 8(a) to the Financial Statements. However, in July 2003, there was a loss of control of the Xenon Ion Propulsion System, which we also refer to as XIPS, on PAS-6B, which maintains the satellite’s in-orbit positioning. Although the satellite continues to operate normally using a bi-propellant system, PAS-6B may now only continue to operate for a further four and a half years, with its useful life ceasing in January 2008 +/- 12 months, according to PanAmSat’s estimations.

We believe that we will not suffer any loss in the event that PanAmSat is unable to remedy the problems with PAS-6B as:

(i)	future installments of the acquisition cost of the transponders on January 2008 will probably be greater than their net book value at that date, subject to exchange rate variations between the Brazilian Real and the U.S. Dollar;

(ii)	the agreement for the lease of the transponders allows us to cease making payments should the satellite cease to operate;

(iii)	we believe it is probable that PanAmSat will provide replacement equipment for the leased transponders and the existing lease agreement will be continued and extended; and

(iv)	in the event the existing leased transponders are not replaced by PanAmSat, we believe that there is sufficient time available for establishment of an alternative satellite system before PAS-6B ceases to function. Further, management believes that any alternative satellite system will have a lower cost than PAS-6B system.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

We are a Brazilian limited liability quota company formed in September 1993 to provide DBS pay television services to the Brazilian market. Since 1996, we have sustained substantial net losses and substantial net negative operating cash flow primarily due to selling and advertising expenses and direct operating expenses incurred to build our Ku-band DBS customer base.

Management Overview

Our management regards our results in 2003 as very positive. We had a net income of US$38.2 million and operating gains of US$50,000. This was the first time in our history that we posted positive results for a full fiscal year. These results were a consequence of, among other factors, an increase in our subscriber base, control of costs and expenses, renegotiation of programming costs and reduction of subscriber acquisition costs.

Basis of Presentation

Our Financial Statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States, which we also refer to as U.S. GAAP, which differs in certain respects from accounting principles we apply in our local, Real-denominated Financial Statements, which are prepared using accounting principles in accordance with the Brazilian corporate law method. Our accounts are maintained in Reais and are translated into Dollars in accordance with Statement of Financial Accounting Standards, which we also refer to as SFAS, No. 52 “Foreign Currency Translation”, issued by the Financial Accounting Standards Board, which we also refer to as the FASB. See note 3(a) to the Financial Statements.

Operating Expenses

In general, direct operating expenses, and to a lesser degree, selling expense, increase as our customer base increases. Programming expense, which is the largest single component of direct operating expenses, is charged by the providers, based on the number of customers we serve. Selling expense consists of publicity, advertising and promotional costs, as well as subsidies we paid to the suppliers of the SKY-Kit in order to reduce new customers up-front costs. However, there are some representative expenses that are not directly related to increases in our customer base, such as payroll and social duties and bad debt.

Impact of Fluctuations in Exchange Rates

We have incurred significant financial revenue (expenses) variations, which include net foreign exchange gains (losses). All of our long-term debt, including the Notes and the satellite transponder lease obligations, and a significant portion of our operating expenses, technology licenses and equipment, are denominated in, or are directly or indirectly indexed to, U.S. Dollars. We have elected not to utilize derivatives or similar financial instruments to manage our foreign exchange risk, as we also get financial contributions from our quotaholders in Dollars. Since all our revenues are denominated in Reais, our results of operations are affected by fluctuations in the exchange rate between the Dollar and the Real. In January 1999, in response to continuous pressure on the bands set for measured devaluation of the Real, the Brazilian government allowed the Real to float against foreign currencies and the Real suffered a devaluation of approximately 32%. See “—Brazilian Economic Environment” and note 6(e) to the Financial Statements.

During 1999-2002, the Real’s weakness had an overall negative impact on our financial results. In 2003, however, the Real appreciated against the Dollar. In our Statement of Operations, foreign exchange gains (losses) are included in “Financial expense, net,” which consists of interest expense and interest income, as well as net foreign exchange results. See note 8(e) to the Financial Statements. Foreign exchange gains (losses), net, were US$89.8 million, US$(203.2) million and US$(75.4) million for fiscal 2003, 2002 and 2001, respectively, reflecting fluctuations of 22.1%, - 34.7% and - 16.5%, respectively, of the Real against the Dollar. In addition to foreign exchange loss, in Reais, when the Real depreciates against the Dollar, our interest expense on Dollar-denominated indebtedness becomes more costly to service. Further, when the Real depreciates against the Dollar at a rate higher than the rate of inflation in Brazil, our net operating margins, after financial expense, are adversely affected. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.” The Real did not depreciate against the U.S. Dollar during the first quarter of 2004. See “—Trend Information.”

The depreciation of the Real against the Dollar also adversely impacts our financial condition. Equipment and other fixed assets are recorded in our local, Real-denominated Financial Statements in Reais and, in translating these values to Dollars in the Financial Statements, significant decreases are reflected as of December 31, 2002 and 2001. See note 7 to the Financial Statements.

For the three years ended June 30, 1997, the cumulative inflation rate in Brazil, as measured by the Market General Price Index of the Fundação Getúlio Vargas, which we also refer to as the IGPM, was less than 100%. Consequently, Brazil was no longer considered a highly inflationary economy as defined by SFAS No. 52. As of January 1, 1998, pursuant to SFAS No. 52, the procedures for recognizing foreign currency transactions changed and the net gain or loss on the translation of Financial Statements from the Real to the Dollar is no longer recorded as a component of net income (loss) but rather as a separate component of quotaholders’ interest (referred to in the Financial Statements as partnership interest), referred to as the cumulative translation adjustment. We plan to continue to use the Dollar as our financial reporting currency. See “Item 3. Key Information—Selected Financial Data” and note 3(a) to the Financial Statements.

The principles adopted for translating local currency Financial Statements into Dollars may not avoid certain significant distortions to such translations as a result of the inability of accounting conventions to fully reflect actual economic conditions that prevailed in Brazil during the relevant fiscal periods. Because of differences between the evolution of the rates of inflation in Brazil and changes in the rates of currency devaluation, particularly in 1999 and 2002, the comparison of amounts presented in U.S. Dollars on a period-to-period basis may be difficult.

Income Taxes

We have incurred operating losses every fiscal year since operations began in 1993, except in fiscal 2003, when we incurred an operating profit of US$ 50,000. However, we incurred a tax loss of US$ 53.9 million in fiscal 2003. Deferred tax benefits served to reduce the amount of net losses for fiscal 1996-1999. In fiscal 2000 and 2001, however, we recorded a valuation allowance that served to offset entirely the deferred tax balance generated during the fiscal year ended December 31, 2002, in order to more closely approximate the amount of tax benefits that will be realized through the generation of future taxable income. The effect was that the losses before taxes for fiscal 2000 and fiscal 2001 were not reduced by any tax benefit. Nevertheless, for fiscal 2002 onwards, we recognized only those deferred tax benefits expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. During the fourth quarter of 2002, we increased the valuation allowance to offset the full amount of the net deferred tax assets, resulting in a change to results of the operations of US$105.5 million. See notes 3(j) and 10 to the Financial Statements.

Critical Accounting Policies

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of uncertainties increase, those judgments become more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the critical accounting policies discussed below.

Valuation of long-lived assets

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, ” it retains the same fundamental provisions.

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

This assessment is based on the carrying amount of the asset group at the date it is tested for recoverability, whether in use or under development. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

We review long-lived assets, primarily transponders to be held and used in our business, for the purpose of determining and measuring impairment, on a recurring basis or when events or changes in circumstance indicate that the carrying value of an asset or group of assets may not be recoverable. We assess impairment on the basis of the projected recovery of depreciation charges through results of operations. No impairment losses have been recognized for any of the periods presented.

Depreciation is provided for using the straight-line method based on the estimated useful lives of the underlying assets. If we materially change our assumptions of useful lives of assets, or if the external market or technological conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently the net book value of our property, plant and equipment could be materially different.

Deferred Taxes

Under U.S. GAAP and SFAS No. 109, “Accounting for Income Taxes,” deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted, rather than presented gross.

We have recognized deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on projected future taxable income, and expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against our deferred tax assets. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenue and deductible expenses, which are subject to many factors, such as economic and industry trends, interest rates, changes in our business strategies and in the nature of services we offer to consumers. The use of different assumptions and estimates could significantly change our Financial Statements.

Our total deferred tax assets, before valuation allowance, were US$299.6 million at December 31, 2003. We have established a valuation allowance to offset the full amount of the net deferred assets equal to US$246.4 million at December 31, 2003, based on our subjective assessment of the tax losses which we will more likely than not be able to utilize in future periods, for which taxable income can be forecasted with reasonable reliability.

Recently issued accounting standards

The FASB recently issued the following SFAS: SFAS No. 143, “Accounting for Asset Retirement Obligations”; SFAS No. 145, “Extinguishment of Debt”; SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”; and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”

SFAS No. 143 requires entities to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of the tangible long-lived asset that results from the acquisition, construction, development and/or normal use of the asset. We also record a corresponding asset that is depreciated over that asset’s life. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted as the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our Financial Statements.

SFAS No. 150 addresses standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 also includes required disclosure of financial instruments within its scope. With respect to our Financial Statements, SFAS No. 150 applies to instruments that we entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS No.150 will be effective as of January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. Currently, we do not have financial instruments that are within the scope of this Statement.

In addition, in November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual Financial Statements about its obligation under issued guarantees. The interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability equal to the fair market value of the obligation undertaken. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company’s Financial Statements.

In December 2003, the FASB issue FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate this entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which was issued in January 2003. We will be required to apply FIN 46R to variable interests in Variable Interest Entities or VIEs, that must be consolidated under FIN 46R that were created before January 1, 2004, so that the assets, liabilities and non-controlling interests of VIEs initially will be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amount is not practicable, fair market value at the date FIN 46R first applies, it may be used to measure assets, liabilities and non-controlling interests of the VIE. Management does not expect any significant impact on our Financial Statements by applying FIN 46R.

At September and October 2002 and May 2003, meetings of the Emerging Issues Task Force, which we also refer to as EITF, the EITF reached conclusions on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which outlines an approach to be used to determine when revenue arrangements for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically in arrangements with multiple deliverables, the deliverable item(s) should be considered a separate unit of accounting if (1) the deliverable item(s) has value to the customer on a stand alone basis, (2) there is objective and reliable evidence of the fair market value of the undeliverable item and (3) the arrangement includes a general right of return, delivery of performance of the undeliverable item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a deliverable item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other undeliverable item(s) within the arrangement. The appropriate recognition of revenue should be determined for those combined deliverables as a single unit of accounting. The adoption of EITF 00-21 on July 1, 2003 did not result in a change in our revenue recognition policy.

Results of Operations

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Gross revenue. Gross revenues consist primarily of gross subscription revenues, including direct sales, pay-per-view fees and proceeds from the sale of equipment, including all applicable taxes (sales of equipment accounted for a small percentage of our total revenues). Gross revenues increased US$29.5 million to US$238.6 million in fiscal 2003 from US$209.1 million in fiscal 2002. This increase was attributable in part to an increase in our average number of customers. The gross number of customers, including temporarily disconnected customers, increased from approximately 732,000 at the beginning of fiscal 2003 to approximately 784,000 at the end of the fiscal year. Additionally, the average monthly revenue per customer in Dollars increased 7% to US$25.8 in fiscal 2003 from US$24.20 in fiscal 2002, due to the appreciation of the Real in 2003 and of the annual increase in the monthly subscription fee of 8.33% in local currency. See “–Impact of Fluctuation in Exchange Rates”.

Seasonal Pay-per-View Events revenue increased 50%, mostly as a result of the “Brazilian Soccer Championship Pay-Per-View” and contributed to the increase in our gross revenue. The increase in our Gross revenue was also due to an increase in sales prices of 39% and a subscriber base increase of 15%.

Information relating to average monthly revenue per subscriber during a period refers to the following (i) gross subscription revenues, including direct sales and (ii) pay-per-view fees and proceeds from the sale of equipment, including all applicable taxes, for a twelve-month period divided by the average gross subscriber base for such period with the result divided by 12. The average gross subscriber base consists of the number of subscribers, including temporarily disconnected subscribers, at the beginning of the period added to the number of subscribers at the end of the period, divided by two. This method of calculation of average monthly revenue per subscriber, which we believe represents an industry-accepted standard, represents a change from the methodology we employed prior to fiscal 2000, which was based on net revenues.

Operating loss. Operating losses decreased by US$25.15 million to a gain of US$0.05 million in fiscal 2003 from a loss of US$25.2 million in fiscal 2002, due to lower selling, direct operating and general and administrative expenses and the increase in net sales.

Selling expenses decreased 3% to US$33.8 million in fiscal 2003 compared to US$34.9 million in fiscal 2002, as a result of a decrease in the subsidies we provided to manufacturers to US$4.9 million in fiscal 2003 from US$10.1 million in fiscal 2002. Subsidies provided to manufacturers decreased due to lower average cost per box resulting from negotiations with manufacturers, as well as reduction in the subsidy per set top box, and a lower number of boxes sold. During fiscal 2003, 20,766 boxes were sold, with an average unit cost of US$76 compared to fiscal 2002, when 26,965 boxes were sold, with an average unit cost of US$150. This decrease was slightly offset by a 26% increase in marketing expenses, to US$12 million in fiscal 2003 from US$ 9.5 million in fiscal 2002.

This increase in marketing expenses is a result of new campaigns we launched to increase our subscriber base and to introduce our new equipment and services. The main campaign launched was “Sky+”, with advertisements in magazines and special events.

Direct operating expenses increased 0.4% in fiscal 2003 from 2002 due to increases in the cost of goods sold, the cost of labor and subscriber defaults.

Cost of goods sold increased 20% to US$5.1 million in fiscal 2003, from US$4.3 million in fiscal 2002, accompanying a sales increase of 14%.

Payroll and social duties expenses increased as a result of a collective labor agreement that mandated a 9% increase in certain employee salaries.

Bad Debt expense increased 34% to US$5.5 million in fiscal 2003 from US$ 4.1 million in fiscal 2002. This increase was mainly a result of our inability to collect penalties charged to subscribers for cancelling their subscription in their first year. Accounts receivable from this breach of contract consist of the principal amount plus the and interest on late payments. During fiscal 2003, we made a provision for the interest; therefore, most of the subscribers pay only the principal amount.

The average monthly direct operating expenses decreased by 6% to US$17.9 in fiscal 2003 from US$19.1 in fiscal 2002, mostly due to an increase of Payroll and Social Duties expense and Programming Cost.

General and administrative expenses increased by 5% in fiscal 2003, primarily due to an increase in outsourced service expenses.

Financial income, net. In 2003, we had financial income, net of US$38.5 million as compared to US$255.8 million of financial expenses in fiscal 2002. The financial income, net in 2003 was primarily due to the exchange gains recognized from due to the appreciation of the Real. The net foreign exchange gain was US$89.8 million in fiscal 2003 compared with a foreign exchange loss of US$203.2 million in fiscal 2002.

Profit before taxes. In fiscal 2003, we recorded a profit before taxes of US$38.2 million compared with a loss before taxes of US$281.1 million in fiscal 2002.

Income taxes. Income tax expense was zero in fiscal 2003. Income tax expense of US$105.5 million in fiscal 2002 was recognized due to our decision to recognize only those deferred tax benefits that are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. See notes 3(j) and 10 to the Financial Statements and “–Critical Accounting Policies”.

Profit. We recorded a profit of US$38.2 million in fiscal 2003 compared to a net loss of US$386.6 million in fiscal 2002. This increase was mainly due to increases in financial income and in net revenues.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Gross revenue. Gross revenues decreased US$17.7 million to US$209.1 million in fiscal 2002 from US$226.8 million in fiscal 2001. This decrease was primarily attributable to the 34.3% devaluation of the Real against the U.S. Dollar during fiscal 2002. The decrease in gross revenues was partly offset by an increase in our average number of customers. During fiscal 2002, the gross number of customers, including temporarily disconnected customers, increased 3% from approximately 708,000 at the beginning of the fiscal year to approximately 732,000 at the end of the fiscal year. Despite this increase, the average monthly revenue per customer in Dollars decreased 13% to US$24.20 in fiscal 2002 from US$27.79 in fiscal 2001, due to the impact of the devaluation of the Real against the Dollar. See “–Impact of Fluctuation in Exchange Rates.”

Operating loss. Operating loss decreased by US$4.0 million to US$25.2 million in fiscal 2002 from US$29.2 million in fiscal 2001, due to lower selling, direct operating and general and administrative expenses. Selling expenses decreased 33% to US$34.9 million in fiscal 2002 compared to US$52.2 million in fiscal 2001, as a result of a combination of the impact of the devaluation of the Real and reduced sale acquisition costs. This decrease was offset slightly by a higher number of new customers. Direct operating expenses decreased 1% to US$139.9 million in fiscal 2002 compared to US$141.8 million in fiscal 2001, due to successful programming cost negotiations. General and administrative expenses decreased 7% to US$13.7 million in fiscal 2002 and remained stable as a percentage of net revenues. The average monthly general and administrative expenses per customer decreased 12% to US$1.59 in fiscal 2002 from US$1.80 in fiscal 2001.

Financial expense, net. Financial expense increased US$140.6 million to US$255.8 million in fiscal 2002 from US$115.2 million in fiscal 2001. This increase was primarily a result of exchange losses on the devaluation of the Real. Our foreign exchange loss was US$203.2 million in fiscal 2002, compared with US$75.4 million in fiscal 2001.

Loss before taxes. Loss before taxes increased US$136.7 million to US$281.1 million in fiscal 2002, compared with US$144.4 million in fiscal 2001, due primarily to the increase in financial expenses.

Income taxes. Income tax expense of US$105.5 million in fiscal 2002 was recognized due to our decision to recognize only those deferred tax benefits that are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. See notes 2(j) and 8 to the Financial Statements and “–Critical Accounting Policies.” Income tax benefit was zero in fiscal 2001.

Net loss. The net loss for fiscal 2002 was US$386.6 million, a 168% increase from the US$144.4 million net loss recorded for fiscal 2001. This increase was mainly due to a reduction in gross revenue, increases in financial expenses and deferred income tax.

Liquidity and Capital Resources

Sources of Funds.

The Notes.

Since our inception, we have been funded primarily with the net proceeds received from the 1996 sale of our Notes as well as from capital contributions from our quotaholders.

In August 1996, we issued US$200 million of our 12¾% senior secured notes. The Notes mature on August 5, 2004 and bear interest payable semi-annually in arrears. At maturity, each noteholders will be entitled to a premium payment equal to 5% of the principal amount. Originally, each noteholder had a put option that entitled that noteholder to require us or our affiliates to repurchase the Notes at a repurchase price of 101% of the principal amount as of August 5, 2001. This option was not exercised by any of the noteholders. The Notes have been classified as a current liability at December 31, 2003, as they are due in August, 2004. See also note 8 to the Financial Statements.

On August 5, 2001, the quotaholders through their subsidiaries Globopar, News DTH Investment Ltd. And Liberty Satellite Brazil Bonds, Inc., acquired US$95.3 million of the Notes which are represented as related parties caption within current liabilities (in current portion of long-term debt) as of December 31, 2003 (long term liabilities as of December 31, 2002). Please see note 8(b) to our Financial Statements.

The Notes are secured by certain of our assets, including our broadcast and playout equipment in the Rio Facility, and are further guaranteed by our subsidiaries, Promancor and Net Sat USA. The Notes contain certain customary covenants which, among other things, limit our ability to incur further indebtedness; issue preferred stock; pay dividends or make other distributions; repurchase equity interests or subordinated indebtedness; engage in sale and leaseback transactions; create certain liens; enter into certain transactions with affiliates; sell our assets or those of our subsidiaries that guarantee the Notes; and enter into certain business combinations. The Company is in compliance with all covenants as of the date hereof.

Funding by our Quotaholders.

Historically, our quotaholders have made capital contributions to cover our cash operating requirements. During fiscal 2003, 2002, and 2001, these capital contributions totaled US$31.3 million (the entirety of which represented additional paid-in capital), US$86 million (US$67.6 million of which represented additional paid-in capital) and US$89.5 million, respectively.

On July 29, 2002, Globopar, on behalf of its investee DTH do Brasil Comércio e Participações Ltda., and News Corporation entered into an agreement whereby DTH do Brasil Comércio de Participações Ltda. decreased its total projected investments in Sky Brasil in 2002 and 2003 by a total amount of US$50 million and News Corporation, through its subsidiary News DTH do Brasil Comércio e Participações Ltda., increased its total projected investments through additional capital contributions by the same amount. Pursuant to this agreement, DTH do Brasil Comércio e Participações Ltda.’s interest in the Company was diluted for governance purposes.

In October 2002, Globopar announced that the deteriorating macro-economic environment, at the end of 2002, had made it necessary to re-evaluate its capital structure and debt service schedule. As a result, Globopar has not made any additional capital contributions to support our operations since that time.

The quotaholders are currently engaged in discussions to convert into equity their investments until July 2003, which are accounted as Advances for Future Capital Increases, which we also refer to as AFACs. The conversion of the AFACs will result in the dilution of Globo’s interest in the Company, and increase of News Corporation’s interest.

Since July 2003, News Corporation and LMINT have maintained their capital contributions in Sky Brasil through new AFACs, in September 2003 and February 2004. Globo’s participation has been replaced with two loans from News Corporation, in the total amount of US$11.4 million. See Item 7 “Major Shareholders and Related Party Transactions.” The quotaholders are currently negotiating the terms of a new quotaholders’ agreement and have not yet made a decision regarding the conversion into equity of the AFACs and of the loans made since September 2003.

The quotaholders have no obligation to provide any additional financial support to us. Without the support of our quotaholders, we believe we will be unable to fund payment or refinance our short-term debt on terms acceptable to us. Our ability to fund our debt obligations due in 2004 and to continue operating as a going concern is dependent upon the support of our quotaholders and creditors.

Notwithstanding, the quotaholders are currently negotiating arrangements of a credit facility with banks, in order to provide us with funding for the payment of the Notes. We believe that we will be able to obtain such credit facility, but we cannot assure you that our quotaholders will be successful in securing a facility sufficient for us to repay the Notes.

Any failure of our quotaholders to make expected capital contributions, or to arrange the credit facility, will likely prevent us from meeting our obligations as they become due and would have a material adverse effect on our business, financial condition and results of operations and we would likely be unable to continue operating as a going concern.

Uses of Funds

We used the net proceeds from the offering of the Notes to repay short-term indebtedness and for expenditures relating to the launch of our Ku-band DBS service, including marketing and promotional expenses; the acquisition of encryption and compression technology and satellite capacity; the construction of uplink facilities and broadcast centers in Brazil; subsidizing the cost to consumers of Sky Kits; and to acquire programming, as well as for working capital purposes.

We used US$20 million of cash in investing activities during fiscal 2003, compared to US$28 million and US$21 million in fiscal 2002 and 2001, respectively. In addition to the installment payments due under the transponder lease agreement, capital related expenditures during fiscal 2003 were primarily composed of the financing of PanAmSat transponders (US$13 million) and expenditures related to other capital investments, such as the upgrade to P2 Series smart cards (US$0.7 million), which was made in order to increase protection against piracy, the purchase of Kits from Elsys (US$1.8 million) and computer equipment and software (US$ 5.2 million). Management anticipates that capital expenditures during fiscal 2004 will be approximately US$8.9 million and will consist primarily of upgrades of hardware and software to implement the interactive television feature and investments in new product development such as interactive television, Common IPG Features, TCS Projects and smart cards. The upgrades of the smart cards were recorded as expenses on the income statement until August 2002. Management has decided that, as of September 2002, these expenditures have been recorded as fixed assets.

In March 1998, we entered into an amendment to our agreement with PanAmSat to lease twelve transponders, with an option for two additional transponders at no cost, on PAS-6B for US$25.223 million per transponder, payable in 234 monthly installments commencing April 1, 1999, with interest of approximately 6.25% per annum. In March 2001, we exercised our option on the two additional transponders. See notes 7 and 8 to the Financial Statements.

Sky Brasil has long-term real estate rental agreements for the Rio Facility. Annual rental commitments until 2003 were fixed at approximately R$104,000, equivalent to US$35,996.12 as of December 31, 2003. In January 1998, we entered into a ten-year agreement with DTH TechCo. for the retransmission of television programming at the U.S. facility. The annual minimum commitment to DTH TechCo Partners is approximately US$15.0 million. See note 6 to the Financial Statements.

Debt

The table below sets forth information with respect to our debt obligations, which are denominated in U.S. Dollars, as of December 31, 2003.

	Principal by year of maturity
	2004	2005	2006	2007	2008	Thereafter
	(In thousands of U.S. Dollars)
Notes – 12¾% fixed rate	209,271
Satellite transponder financing discounted at 9.0% fixed rate	7,467	8,142	8,883	9,696	10,588	170,005

Tabular Disclosure of Contractual Obligations and Commitments

The following table summarizes our significant contractual obligations and commitments that impact our liquidity, as of December 31, 2003:

	Principal by year of maturity
	Up to 1 year	2-3 years	3-4 years	4-5 years	5-6 years	After 6 years
	(In thousands of U.S. Dollars)
Contractual Obligations
Notes — 12 3/4 fixed rate (6)	209,271	—	—	—	—	—
Long Term debt including current portion (1)	7,467	8,142	8,883	9,696	10,588	170,005
Operating Leases (2)	860	650	190	—	—	—
Retransmission of television programming from an uplink facility (3)	18,000	18,000	18,000	18,000	18,000
Subsidy to antenna and Sky-Kit suppliers (3) (5)	—	—	—	—	—	—
Programming and Royalties (3) (4) (5)	—	—	—	—	—	—
Copyright royalties relating to broadcasts (3)	1,440	1,440	240	—	—	—
Total contractual cash obligations	237,038	28,232	27,313	27,696	28,588	170,005

(1)	Long-term debt refers to the use, under a capital lease arrangement, of Ku-band transponders pursuant to the agreement with PanAmSat. The transponder agreement is guaranteed by our quotaholders. This agreement matures in 2018. Additional details are set forth in note (8) to the Financial Statements.

(2)	Operating leases refer to an agreement with Globo for the rental of the Rio Facility and an agreement with DTH TechCo for the retransmission of television programming from the U.S. Facility. This agreement matures in 2008. The Technical Services Agreement between Sky Brasil and DTH TechCo for uplink transmission services does not contain a provision that would establish our quotaholders as guarantors of our obligation therein. However, Schedule 2.1 of the Technical Services Agreement includes a provision whereby our quotaholders might be liable for certain costs, related to eventual severance payments, in the event of termination of our business operations. The Rio and DTH TechCo. agreements will expire in 2006 and 2008, respectively. For more details see note (11) to the Financial Statements.

(3)	Additional details are set forth in note (11) to the Financial Statements.

(4)	Programming and royalties are detailed in note (6) to the Financial Statements.

(5)	The total amount of subsidies to antenna and decoder suppliers and programming and royalties will depend on the number of new and total customers, respectively, in each year.

(6)	See note 8(b) to the Financial Statements.

Brazilian Economic Environment

The following table sets forth Brazilian inflation as measured by the IGP-DI index, a widely used indicator of inflation in Brazil, and the devaluation of the Real against the Dollar for the periods shown.

	Quarter ended March 31, 2004	Year ended December 31,
		2003	2002	2001	2000	1999
Inflation (IGP-DI index)	4.94%	7.67%	26.4%	10.4%	9.8%	20.0%
Devaluation (Appreciation)	0.7%	(22.1)%	34.3%	15.7%	8.5%	32.4%
(Real vs. Dollar)

The January 1999 devaluation of the Real against the U.S. Dollar created additional inflationary pressures in Brazil that year, resulting in an inflation rate (as measured by the IGP-DI index) of 20% for that year. In fiscal 2003, the appreciation of the Real against the U.S. Dollar resulted in a decrease in inflation to 7.67% for the year.

RESEARCH AND DEVELOPMENT

We do not conduct any significant research and development activities.

TREND INFORMATION

First Quarter 2004 Results (Unaudited)

We reported a net loss of US$12.7 million in the first quarter of fiscal 2004, compared with a net income of US$8.9 million in the first quarter of fiscal 2003. This impact was caused by exchange rate fluctuations in both quarters: During the first quarter of fiscal 2004, local currency devalued 1% against the U.S. Dollar, compared to 5% of appreciation during the first quarter of fiscal 2003. In the fourth quarter of fiscal 2003, we reported a net loss of US$10.4 million.

Gross revenues, and the components of gross revenues, for the first quarter of fiscal 2004 were US$68.0 million, compared with US$47.3 million in the first quarter of fiscal 2003. Our operating results improved from a loss of US$1.4 million in the first quarter of fiscal 2003 to an operating gain of US$4 million in the first quarter of fiscal 2004, mostly due to an increase in revenues. Net revenue improved from US$40.1 million in the first quarter of fiscal 2003 to US$57.4 million in the first quarter of fiscal 2004. This increase was partly attributable to a 16% appreciation of the Real against the U.S. Dollar in 2003 and an increase in our average number of customers.

Operating loss in the fourth quarter of fiscal 2003 was US$3 million compared to US$4 million operating gain in the first quarter of fiscal 2004. This increase is due to a US$5.7 million decline in our selling expenses. The decrease in our selling expenses occurred as result of the decrease in our advertising expenses with the conclusion of our “Sky+” campaign launched in the fourth quarter of 2003.

Additionally, gross revenue increased from US$64.4 million in the fourth quarter of fiscal 2003 to US$68 million in the first quarter of fiscal 2004 due to an 8% increase in the sales price of monthly subscription fees, beginning January 2004.

The net foreign exchange gain (loss) reversed from a net gain of US$23.1 million in the first quarter of fiscal 2003 to a net loss of US$3.6 million in the first quarter of fiscal 2004. This variation is directly related to the depreciation of the Real against the U.S. Dollar, which affected the cost of our indebtedness, which is denominated in U.S. Dollars. Consequently, we incurred a net loss in the first quarter of fiscal 2004 even though we incurred operating income above prior’s year quarter.

Our customer growth has generally been strong and has contributed to increasing our revenues in Reais, which is offset by related increases in programming expenses and foreign exchange effects. However, our results of operations and financial condition have been, and are likely to continue to be, significantly affected by the current economic conditions in Brazil. These conditions include the general weakness of the economy and, more specifically, the weakness of the Real against foreign currencies, the Dollar in particular. When the Real devalues against the Dollar, our interest expense on our Dollar-denominated indebtedness becomes more costly to service with our Real-denominated revenues. In addition, when the Real devalues against the Dollar, we incur a foreign exchange loss in respect of such indebtedness. See note 8 to our Financial Statements. This trend was evident in the operational results of the three months ended March 31, 2004, as summarized above. On the other hand, when the Real appreciates against the Dollar, our interest expense on our Dollar-denominated indebtedness becomes less costly to service with our Real-denominated revenues, and we would also then incur a foreign exchange gain in respect to such indebtedness.

The Central Bank of Brazil has forecasted consumer price inflation, as measured by the IPCA index, to not exceed 7.8% in 2004. If this occurs, it will help to restore the credibility of the government’s inflation-targeting framework, following several years where targets have not been achieved.

Following a slight reduction in the Brazilian Gross Domestic Product, which we also refer to as GDP, in 2003, an expectation exists that the economy will improve in 2004-05. Although the fiscal policy of the government is expected to remain tight, the fall in interest rates and an improvement in investor confidence may stimulate a credit expansion for Brazil and thus attract investment in Brazil. A forecast of GDP growth of around 3% in 2004 is the general consensus among market analysts. However, a significant improvement in results for most industries is not expected until 2005. Even in 2005 the Brazilian economy’s performance is expected to still be below its maximum potential, due to the continuing need for further structural reforms in our tax and social security systems, and also in government spending.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Management Board

As a limited liability quota company (limitada), we are not required to have a formal board of directors. Instead, management of the Company is vested in the quotaholders, who have agreed to act through a management board, with designated representatives. The management board benefits from the extensive experience in the media and pay television markets that its members bring to it. The management board meets from time to time to discuss strategy, review plans and approve budgets. The management board currently consists of seven members, three appointed by Globo, three appointed by News Corporation and one appointed by LMINT. Each member of the management board serves until such time as the quotaholder that appointed that member elects to appoint a new nominee. The current membership of the management board does not affect or reflect Globo’s 54% quota interest in Sky Brasil, as described in “Item 7. Major Shareholders and Related Party Transactions.” The following sets forth the members of the management board, their positions and the month in which they began to serve on the management board:

Name	Position	Member of the Management Board Since
Globo:
Alberto Pecegueiro	Director of pay TV content of Globo Organizations	June 2001

Jorge Nóbrega	Director of Strategic Coordination of Globo Organizations	April 2002

Rossana Fontenele Berto	Director of Strategic Planning and Business Development of Globo Organizations	March 2002

News Corporation:
Lawrence Jacobs	Executive Vice-President and Deputy General Counsel of News Corporation	June 2002

David Haslingden	Chief Executive Officer of Fox International Channels	May 2004

John Nallen	Deputy Chief Financial Officer and Executive Vice-President of News Corporation	May 2004

LMINT:
David Leonard	Senior Vice President	May 2004

Alberto Pecegueiro is Director of pay TV content for Organizações Globo. In this position Mr. Pecegueiro oversees Globosat, Globo’s programming arm for owned and participating channels since 1995, and Net Brasil, a content supplier for cable and satellite companies in Brazil since 1999. Mr. Pecegueiro was a founding Director of Net Brasil in 1992. Prior to that, Mr. Pecegueiro had a long career in publishing where his last position was that of publisher, in charge of all of Editora Abril’s titles.

Jorge Luiz B. Nóbrega joined Globo in 1996. He has been Director of Strategic Coordination for Organizações Globo since 1998. He is also a member of the management board of Net Serviços.

Rossana Fontenele Berto has been Director of Strategic Planning and Business Development for Organizações Globo since March 2002. Prior to that, Mrs. Berto was the Chief Operating Officer of Sky Brasil from March 1999 to February 2002, General Director of Net Rio, a subsidiary of Net Serviços, from 1998 to 1999 and Director of Controls of Multicanal Participaçoes S.A., a predecessor company of Net Serviços, from 1993 to 1998. She is also a Board member of Net Serviços.

Lawrence Jacobs was appointed to the management board in June 2002. Mr. Jacobs was named Executive Vice President and Deputy General Counsel of News Corporation in January 2001, prior to which he served as Senior Vice President and Deputy General Counsel of News Corporation. Mr. Jacobs joined News Corporation in 1996. He is a former partner of Squadron, Ellenoff, Plesent & Sheinfeld, LLP (now Hogan & Hartson L.L.P.) in New York. Mr. Jacobs is also a member of the Board of Directors of Innova.

David Haslingden has been a member of the management board since May 2004. Mr. Haslingden joined National Geographic Channels International (NGCI) as Chief Executive Officer in December 1999, and was appointed Chief Executive Officer of Fox International Channels (FIC) in October 2001. Prior to joining NGCI, Mr. Haslingden served as Executive Vice President of STAR TV, News Corporation’s multichannel television network across Asia, the Indian sub-continent and the Middle East. He joined STAR TV in 1994 from News Limited in Australia, where he held the post of Senior Vice President of Business Development, responsible for the company’s television and cable investments, including FOXTEL and Network Seven. Mr. Hasling holds a Master’s of Law degree from Cambridge University in England, a Bachelors degree in Law, and a Bachelors degree in Arts from Sidney University.

John Nallen has been a member of the management board since May 2004. Mr. Nallen joined News Corporation in 1995 as Executive Vice President and Deputy Chief Financial Officer. Mr. Nallen focuses on all financial aspects of News Corporation’s worldwide operations, including capital markets and merger and acquisition transactions, as well as corporate-wide initiatives involving operating efficiencies. In addition, Mr. Nallen oversees various functional areas, including planning and analysis, corporate finance, tax, corporate IT, internal audit and strategic sourcing. Prior to joining News Corporation, Mr. Nallen worked for Arthur Andersen, where he was a partner leading their Metro Media practice.

David Leonard has been a member of the management board since May 2004. He is Senior Vice President of Liberty Media International. Until 2002, Mr. Leonard was CEO and Director of VeloCom Inc., a facilities-based provider of integrated communications services to businesses and residential customers in major Latin America markets. Prior to that, he was President and CEO of UIH Latin America Inc. (“UIHLA”), a wholly owned subsidiary of United International Holdings, Inc. of Denver, Colorado. From 1990 through 1992, Mr. Leonard was Managing Director of Swedish Cable and Dish. Mr. Leonard was Senior Vice President of Operations for United Artists Entertainment (“UAE”) after the merger between United Cable and UAE in 1989. Mr. Leonard is on the board of Metrocall (MTOH), Cablevision (Argentina), Metropolis-Intercom (Chile), Sky Brasil and Sky Mexico. Mr. Leonard has a Bachelors Degree in International Relations from the University of Notre Dame and an MBA in Finance from the University of Colorado.

Officers

The officers of the Company are employees at will and have no fixed term of service. The following sets forth, as of the date hereof, the officers of the Company, their respective positions, and the month in which they began to serve as an officer of the Company:

Name	Position	Current Position Held Since
Ricardo Miranda Silva	Chief Executive Officer	July 2002

Marcelo Mafra Bicalho	Chief Financial Officer	November 2003

Luiz Celso de Moraes Machado	Director, Technology	September 1993

Renato Luiz Cavion	Director, Sales	March 1998

Agrício Silva Neto	Director, Customer Services	June 2000

Rosamélia Girão	Director, Marketing	January 2004

Ricardo Miranda Silva was appointed Chief Executive Officer in July 2002, after serving for three years as Chief Financial Officer of Sky Brasil. Prior to joining Sky Brasil, Mr. Miranda was the Finance Director of GTECH do Brasil Ltda., a supplier of online lottery systems from 1996 to 1999; director of planning of Citibank N.A. from 1993 to 1996; and Plant Controller of Monsanto do Brasil Ltda., the Brazilian affiliate of Monsanto, from 1990 to 1993. Mr. Miranda received degrees in economics from the Unified Instruction Center of Brasilia in 1982 and in business administration from the Education Union of Brasilia in 1985. He also received a master’s degree in international management in 1989 from Thunderbird—The American Graduate School of International Management, in the United States.

Marcelo Bicalho was appointed Chief Financial Officer in November 2003. Prior to joining SKY, Mr. Bicalho served as Chief Financial Officer of Metrored Telecomunicações Ltda, an American multinational (Fidelity Investments) and leader in the fiber optic broadband telecom services segment. Mr. Bicalho has also worked at Lucent Technologies and Proceda Tecnologia e Informatica (Joint Venture between MCI and EDS). Mr. Bicalho received a degree in Metallurgical Engineering from the Universidade Federal de Minas Gerais (Belo Horizonte/MG) and specialization in Economic Engineering from the Fundação Dom Cabral (MG). He also received a Graduate Degree in Financial Administration from the Fundação João Pinheiro (Belo Horizonte/MG). Mr. Bicalho replaced Mario Antonio Rossi, who served as our Chief Financial Officer from February 2003 through August 2003.

Luiz Celso de Moraes Machado has been our Director of Technology since joining Sky Brasil in September 1993. Prior to joining Sky Brasil, he served as Information Technology Manager for the Abril Group, a Brazilian media and publishing group, from 1982 to 1993. Mr. Machado received a degree in electronic engineering from the Technologic Institute of Brazilian Air Force, which we also refer to as ITA, in 1963, and a master’s degree in operational research in 1967 from the ITA/University of Michigan.

Renato Luiz Cavion has been our Director of Marketing and Sales since March 1998. He served as Commercial Director of Ligare Telecom, a distributor of telecommunication products from 1996 to 1998, and in the same capacity at Multicanal Participações S.A., a predecessor company of Net Serviços, from 1992 to 1996. Mr. Cavion received a degree in business administration from the University of Caxias do Sul in 1973 and a master’s degree in marketing in 1975 from the Foundation Getúlio Vargas.

Agrício Silva Neto has been our Director of Customer Services since June 2000. Mr. Silva joined Sky Brasil in 1996 and served as Controller from 1996 to May 2000. He also served as acting Chief Financial Officer of Sky Brasil from October 1998 to June 1999. Prior to joining Sky Brasil, Mr. Silva was an audit manager for Arthur Andersen, an accounting firm. Mr. Silva received a degree in economics from the Foundation Armando Alvares Penteado in 1987 and a degree in accounting from the Paulista University in 1994. He received a master’s degree in business administration in 1996 from the University of São Paulo.

Rosamélia Girão was appointed Director of Marketing in January 2004. Prior to joining SKY Brasil, Ms. Girão worked in several consumer products and service companies such as L’Óreal (cosmetics), Banco Boavista (banking), Grupo Sul America (insurance) and Shell (distribution). Ms. Girão joined SKY Brasil in August 1999 and has been responsible for such important projects as the negotiation of new programming packages, the development and implementation of the Datawarehouse, the Interactive Platform and the SKY+ (interactive program). Ms. Girão received a degree in Production Engineering, a master’s degree in Business Administration from PUC-RJ and attended the Senior Management Program at Wharton School.

COMPENSATION

The aggregate amount of compensation paid and benefits in kind granted by Sky Brasil and its subsidiaries to all of its directors and officers as a group during the twelve-month period ended December 31, 2003 was approximately US$929,200.

BOARD PRACTICES

Members of our management board and our officers are appointed and removed by Sky Brasil’s quotaholders and do not have stated terms of office. We do not enter into service contracts with any of the members of the management board or our officers. We also do not provide pension or retirement benefits to our officers.

Sky Brasil, as a limited liability company, under Brazilian law is not required to have an Audit Committee. However, our management board performs some of the Audit

Committee’s functions including, among other things, the review and approval of our Financial Statements.

EMPLOYEES

As of December 31, 2003, we employed 1,082 full-time employees in Brazil, including 103 in transmission, information systems and related functions, 274 in sales and marketing, 601 in customer handling and customer loyalty programs and 104 in finance, administration and human resources. Certain of these employees are members of Sindicato Nacional dos Trabalhadores em Empresas de Serviços Especializados de Radio e Circuitos Fechados de TV, which we also refer to as SINCAB, a labor union of pay television employees. Sky Brasil is a member of Sindicato das Empresas de TV por Assinatura, which we also refer to as SETA, an association representing pay television companies in negotiating terms of employment with their employees.

SHARE OWNERSHIP

The members of the management board and the officers of the Company do not have any equity interest in Sky Brasil.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information, with respect to the beneficial ownership of the Company’s equity interests as of March 31, 2004.

Name of Beneficial Owner	Amount and Nature of Ownership (Quotas)	Percentage of Ownership of Registered Capital Stock
DTH Comércio e Participações Ltda. (“DTH—Comércio”)(1)	469,550,751	54%
News DTH do Brasil Comércio e Participações Ltda. (“News DTH”)(2)	313,033,834	36%
Liberty Brasil DTH Ltda. (“Liberty Brasil”)(3)	86,953,843	10%

Total	869,538,428 quotas	100%

(1)	DTH Comércio is an indirect majority-owned subsidiary of Globo. Accordingly, Globo may be deemed to be the beneficial owner of the quotas owned by DTH Comércio.

(2)	News DTH is an indirect wholly-owned subsidiary of News Corporation. Accordingly, News Corporation may be deemed to be the beneficial owner of the quotas owned by News DTH.

(3)	Liberty Brasil is an indirect wholly-owned subsidiary of LMINT. Accordingly, LMINT may be deemed to be the beneficial owner of the quotas owned by Liberty Brasil.

Quotaholders’ Agreement

The relations among our quotaholders are primarily governed by an Amended and Restated Quotaholders’ Agreement, dated as of July 31, 1997, among DTH Comércio, News DTH, Liberty Brasil, and the Company, which we also refer to as the Quotaholders’ Agreement. The equity quotaholders, acting through the management board, manage the Company, and they generally meet on a quarterly basis.

Under the Articles of Association of the Company, a majority vote is sufficient to authorize the Company to take action; however, the joint approval of DTH Comércio e Participações Ltda. and News DTH do Brasil Comércio e Participações Ltda. is required in order to authorize a number of significant actions.

The Quotaholders are currently negotiating the terms of a new Quotaholders’ agreement, which will reflect, among other things, the dilution of Globo’s interest in the Company, and the increase of News Corporation’s interest. See Item 5 “Sources of Funds”.

RELATED PARTY TRANSACTIONS

The Company has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. The Company believes that the terms and conditions of such transactions are consistent with, and no less favorable than, those which the Company could have obtained from an unaffiliated third party.

The Company was organized by Net Brasil and Globo on September 3, 1993, as a limited liability quota company under the laws of Brazil. On December 4, 1995, Ivens S.A., which we also refer to as Ivens, a Uruguayan corporation and majority-owned subsidiary of Globo, acquired 99% of the Company’s quotas held by Net Brasil. In December 1995, News Corporation, through its indirect wholly-owned Brazilian subsidiary, News DTH, acquired a minority interest in the Company. Following such acquisition, Globo, indirectly through Ivens, held 60% of the Company’s quotas and News Corporation, indirectly through News DTH, held 40% of the Company’s quotas. On September 4, 1996, Ivens transferred 19,819,979 quotas of the Company to DTH Comércio, a Brazilian limited liability quota company and majority-owned subsidiary of Globo. On December 30, 1996, Ivens transferred its remaining quotas to Sanland Investment S.A., a Uruguayan corporation and subsidiary of Globo, which we also refer to as Sanland. On July 23, 1997, Liberty Brasil, a Brazilian limited liability quota company and wholly-owned subsidiary of LMINT, acquired a 10% interest in the

Company through the acquisition of quotas from each of News DTH and Sanland, so that Globo, News Corporation and LMINT currently own 54%, 36% and 10%, respectively, of the Company’s registered capital stock.

Subject to certain exceptions, Globo, News Corporation and LMINT have agreed not to directly or indirectly own, manage, operate, control or finance any business or enterprise which operates a competing DBS service in Brazil.

Globo, News Corporation and LMINT have severally guaranteed, in proportion to their respective beneficial interests in the Company, a substantial part of the Company’s financial obligations under its agreements with PanAmSat.

In connection with its existing DBS business, the Company has a variety of arrangements with Globo and its affiliates. Pursuant to an Agency, Service, Trademark Licensing and Other Agreements contract, dated October 22, 1995, between Sky Brasil and Net Brasil, the Company currently pays an amount equal to R$0.51 per customer per month for certain services provided by Net Brasil, including the negotiation and acquisition of all programming on behalf of the Company. In fiscal 2003, this customer-based fee totaled US$1.8 million. Under this agreement, we pay substantially all of our programming costs to Net Brasil and Net Brasil pays the program providers. In fiscal 2002, the total amount paid to Net Brasil for the acquisition of programming was approximately US$89.9 million . See note 6 to the Financial Statements.

The “SKY” trademarks are trademarks of BSkyB, which has licensed to NAI the exclusive right to use the “SKY” trademarks in Brazil and elsewhere to NAI. A subsidiary of News Corporation has granted the Company a sublicense to use the marks “SKY,” “SKY Entertainment Services” and derivatives thereof on an exclusive basis in Brazil.

Until recently, we relied upon Globo’s license from the Brazilian Ministry of Communications to engage in the pay satellite television business, pursuant to a consortium agreement we had with Globo. On June 18, 2004, Globo transferred the license to Sky Brasil pursuant to an approval by ANATEL received on the same date. As a result of the transfer, the consortium agreement was terminated.

The Company continues to obtain significant programming content from Globo, News Corporation, LMINT and their respective programming affiliates, through our agreement with Net Brasil. See note 6 to the Financial Statements.

Pursuant to the terms of the NDS License, the Company obtains its conditional access, subscriber management services, smart cards and software maintenance from NDS. The Company incurred expenses of US$6.3 million for these goods and services in fiscal 2003. In fiscal 2002, we incurred expenses of US$9.0 million for these goods and services.

Pursuant to an agreement between Globo and News Corporation, the Company has exclusive DBS distribution rights in Brazil for the programming services offered by

Net Brasil to its network of cable affiliates, subject to certain preexisting third party agreements.

Since the beginning of 1998, DTH TechCo, an entity affiliated with our quotaholders, has provided us with certain creative and technical services, including play-out and uplink facilities in the United States, and is expected to provide such services through the year 2008. The Company incurred expenses of US$14.1 million for these services in fiscal 2003, compared to US$16.1 million in 2002. As a result of Globo’s rescheduling its financial debt obligations, it has not been providing funding to DTH TechCo. Thus far, Televisa, News Corporation and LMINT have made loans to DTH TechCo to cover its operating costs, and we expect that they will continue to do so. Our quotaholders are in discussions regarding how DTH TechCo. will be fully funded, but no assurance can be given that we will reach a satisfactory resolution regarding how to provide continued funding for DTH TechCo. If any of its quotaholders fail to provide sufficient funds to allow DTH TechCo to continue to operate, then DTH TechCo’s ability to provide service to us, and our ability to provide services to our customers, could be compromised. If we are unable to obtain replacement services at comparable prices, we would experience a material adverse effect on our business.

The Quotaholders are currently engaged in discussions to convert into equity a portion of their investments made until July 2003, which still are accounted for as AFACs. In September 2003 and February 2004, NEWS And LMINT have made new capital contributions through AFACs. Globo’s participation in those capital contributions has been replaced with two loans from News Corporation, in the total amount of US$11.4 million. See Item 5 “Sources of Funds”.

For further discussion of our related party transactions, see note 6 to the Financial Statements.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER INFORMATION

The Company’s consolidated Financial Statements, together with the independent auditor’s report thereon, are presented in accordance with Item 18 and form part of this report beginning on page F-1.

LEGAL OR ARBITRATION PROCEEDINGS

The Escritório Central de Arrecadação e Distribuição, ECAD, is by law the exclusive organization in charge of collecting and distributing copyright payments from the public broadcast of musical compositions in Brazil and acts as the legal representative of the artists and authors of the copyrighted material. On February 2, 2001, we entered into an agreement with the ECAD pursuant to which we agreed to pay the ECAD an amount equivalent to US$2.3 million, in 60 equal monthly installments beginning on April 1, 2001, with respect to broadcasts we transmitted during the period January 1993 to December 2000. In addition, we agreed to pay R$335,000 per month (plus an annual inflation adjustment determined using the Indice Geral de Preços de Mercado, which we also refer to as IGP-M index) for broadcasts from January 2001 through December 2003. In fiscal 2003, the monthly payment for current usage, following the annual readjustment for inflation, was R$424,000, equivalent to US$146,753 as of December 31, 2003.

In the third quarter of 2003, we entered into negotiations with the ECAD for the renewal of the agreement. However, we have been unable to come to an agreement with the ECAD. In April, 2004, the ECAD filed a collection lawsuit against Sky Brazil seeking an injunction, losses and damages on the alleged grounds that Sky Brazil was using copyrighted music in its programming without prior approval from the ECAD and without paying the copyright royalties due. The ECAD is seeking a payment equal to R$0.88 monthly payment per subscriber (which would equal to a monthly payment for Sky Brazil of approximately R$690,000, approximately US$234,319 as of April 30, 2004). We intend to defend the matter vigorously.

Sky has not paid the increase from 2% to 3% in the Cofins tax rate since 2001, nor Pis and Cofins on income other than sales revenue since 1999. In October 2001, the Company obtained a court injuction permitting the Company to suspend payment of Pis and Cofins on income other than sales and to use the 2% rate. The Company has recorded provisions for the amounts which may become due if the injunction is overturned. See note 11 to the Financial Statements.

DIVIDEND POLICY

Our Articles of Association establish that any decision on the payment of dividends require the affirmative votes of the quotaholders Globo and News. See “Item 10. Additional Information—Memorandum and Articles of Association” and note 9 to the Financial Statements.

SIGNIFICANT CHANGES

On July 29, 2002, Globopar, on behalf of its investee DTH do Brasil Comércio e Participações Ltda, and News Corporation entered into an agreement whereby DTH do Brasil Comércio de Participações Ltda. would decrease its total projected investments in Sky Brasil in 2002 and 2003 by a total amount US$50 million and News Corporation, through its subsidiary News DTH do Brasil Comércio e Participações Ltda., would increase its total projected investments through additional capital contributions by the same amount.

The quotaholders are currently engaged in discussions to convert into equity their investments until July, 2003, which are accounted for as AFACs. The conversion of the AFACs will result in the dilution of Globo’s interest in the Company, and increase of News Corporation’s interest.

After July 2003, News Corporation and LMINT have maintained their capital contributions through new AFACs in September 2003 and February 2004, and Globo’s participation in these capital contributions has been replaced with two loans from News Corporation, in the total amount of US$11.4 million. See Item 7 “Major Shareholders and Related Party Transactions.” The quotaholders are currently negotiating the terms of a new quotaholders’ agreement and have not yet made a decision regarding the conversion into equity of the AFACs and of the loans made since September 2003.

In December 2003, News Corporation acquired 34% of The DIRECTV Group, Inc., or DIRECTV (formerly Hughes Electronics Corporation), and transferred its ownership interest in DIRECTV to Fox Entertainment Group, Inc., an 82% owned subsidiary of News Corporation. Some of the businesses contained in DIRECTV include (i) an 85.9% equity interest in DTVLA, which provides competing DTH programming and services in Brasil through its operating company, Galaxy Brasil and (ii) an 80.5% equity holding in satellite operator PanAmSat, our sole provider of satellite services. In April 2004, DIRECTV announced that it had executed a definitive agreement to sell

PanAmSat to KKR, an independent third party. We cannot predict how this sale may affect our arrangements with PanAmSat, although our agreement with PanAmSat requires any successor to assume PanAmSat’s obligations under the agreement.

In compliance with applicable Brazilian laws, the transaction has been submitted to ANATEL and the Brazilian Administrative Council for the Economic Defense, which we also refer to as CADE, the government board which oversees antitrust matters in Brazil.

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

SHARE CAPITAL

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s articles of association are registered at the São Paulo State Commercial Board (Junta Comercial do Estado de São Paulo, which we also refer to as the JUCESP) with the entry number (NIRE) 35211837180/93. Article 3 of the Company’s articles of association describes the Company’s purposes as follows:

(a) to develop, own, operate, promote, sell and market DBS satellite systems for the distribution of subscription programming services directly to residential and non-residential customers in the Federal Republic of Brazil;

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

(e) to import equipment related to its social object, as well import or exploit programs of entertainment, films or events in general; and

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

All of Sky Brasil’s quotas have equal class, rights, preferences and restrictions. The payment or declaration of dividends as well as any other kind of distribution, such as money, assets or other properties, are subject to the terms of the Company’s annual business plan. Profit distributions will be made only after the necessary legal reserves and retentions are recorded. The quotas also have equal rights to the proceeds from liquidation.

Voting rights are listed in item 5.7 of the Articles of Association. The votes of News DTH and DTH Comércio are necessary for any kind of deliberation. The Vote of Liberty Brasil, a subsidiary of LMINT, is necessary for deliberations related to its exclusion as an owner of the Company (5.7.a.1) and changes in the transponder capacity agreement (5.7.a.2).

The Articles of Association define that a majority vote of the quotaholders is required to change the quotaholders’ rights, except for sections (a.1) and (a.2) of item 5.7, which require the unanimous consent of the quotaholders.

Item 5.2 of the Articles of Association describes the procedure for convening meetings. Ordinary general meetings are held quarterly, and special meetings may be called as necessary. Ordinary meetings may be convened on fifteen days prior notice, indicating hour, place and agenda, or on fewer than 15 days’ notice upon unanimous consent of the quotaholders. A quotaholder may include any item in the agenda, provided that the other quotaholders are notified in writing no fewer than seven days before the meeting. Special meetings must be convened no fewer than 20 days and no more than 30 days before the meeting, indicating the hour, place and agenda.

There are no legal restrictions on the ownership of the Company’s quotas. Nevertheless, the Quotaholders’ Agreement establishes restrictions on the transfer of quotas to third parties other than to defined affiliates of the quotaholders and, in the case of News DTH, only at the sole discretion of DTH Comércio. Additional details of the

Quotaholders’ Agreement are described in “Item 7. Major Shareholders and Related Party Transactions—Quotaholders Agreement.”

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

MATERIAL CONTRACTS

In August 1996, the Company issued US$200 million 12¾% senior secured notes. The Notes mature on August 5, 2004 and bear interest payable semi-annually in arrears on February 5 and August 5. The descriptions of the Notes and the related Indenture are incorporated by reference to the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission in 1996.

In March 1998, the Company entered into an amendment to its agreement with PanAmSat to lease twelve transponders, with an option for two additional transponders at no cost, on PAS-6B. The Company leased the twelve transponders on PAS-6B for US$25,223,000 per transponder, payable in 234 monthly installments commencing April 1, 1999, with interest of 6.25% per annum, and exercised its option to add the two additional transponders in March 2001. See also notes 7 and 8 to the Financial Statements.

The Company and NDS are parties to a NDS License, pursuant to which NDS, a public company and majority-owned subsidiary of News Corporation, provides the necessary equipment to compress, encrypt and multiplex the signals transmitted to the PAS-6B by the Company’s uplink facilities in both Brazil and the United States, as well as the Company’s access control system, including the smart cards necessary to decode the signal at the customer’s home. We obtain our conditional access, subscriber management services, smart cards and software maintenance from NDS. The Company incurred expenses of approximately US$6.3 million in fiscal 2003 for these goods and services. See Item 7. “Major Shareholders and Related Party Transactions” and note 6 to the Financial Statements.

EXCHANGE CONTROLS

There are two principal foreign exchange markets in Brazil: the commercial rate exchange market and the floating rate exchange market also known as the “tourism market.” The commercial rate exchange market consists primarily of (1) foreign currency transactions related to export proceeds; (2) foreign currency transactions related to import payments; (3) direct long-term investment in Brazilian companies; and (4) the conversion of Reais and remittance of foreign currency from Brazil, which are permitted if the corresponding transaction is the subject of registration with the Central Bank of Brazil, a requirement applicable to capital investments in Brazil and to all types of foreign loans, as well as any related dividend and interest remittances. The floating rate exchange market is used mainly in regard to travel, unilateral transfers, certain services and other authorized categories of payments. Transactions carried out in either market must be conducted through banks and other agents for the tourism market, which are authorized and monitored by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the exchange rate on the commercial rate exchange market and the exchange rate on the floating rate exchange market at times differed significantly. Since the introduction of the Real as Brazil’s currency, however, the two rates have not differed significantly, although there can be no assurance that significant differences between the two rates will not exist in the future. Both the commercial rate exchange market rate and the Floating Market rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the Real against the U.S. Dollar using a policy that allowed the exchange rate to fluctuate within a band which was adjusted periodically. On January 15, 1999, the Central Bank removed the exchange rate band and permitted the Real to fluctuate freely against the U.S. Dollar. The Central Bank may still intervene in the exchange rate market from time to time. After the announcement of the new floating exchange rate market, the Real devalued significantly from R$1.3194 per US$1.00 to R$1.4659 per US$1.00. Subsequently, the Real reached R$1.9832 and R$2.0648 per US$1.00 on the last business days of January and February 1999, respectively, and reached R$2.1647 per US$1.00 on March 3, 1999. After March 3, 1999, the Real recovered, with daily closing exchange rates that varied between R$1.6510 and R$2.1022 per US$1.00 during the remainder of the year, and the Real finished the year at R$1.7890 per US$1.00 at December 31, 1999.

During 2000, the Real devalued gradually to R$1.9554 per US$1.00 at December 31, 2000. In 2001, the Real devalued at a faster rate, reflecting the uncertainties surrounding the U.S. and Argentine economies and closed at R$ 2.3204 per US$1.00 on December 31, 2001. In 2002, the Real devalued at a faster rate, due to uncertainties surrounding the presidential elections and the general recessionary environment of the worldwide economy and Brazilian economy at that time, and closed at R$ 3.533 per US$1.00 on December 31, 2002.

At December 31, 2003 the exchange rate closed at R$2.8892 per US$1.00, representing an appreciation of 18%. On June 24, 2004, the exchange rate closed at R$ 3.1030 per US$1,00. A table summarizing the recent trends in exchange rates is included in “Item 3. Key Information—Selected Financial Data.”

There can be no assurance that the Real will stabilize at its current levels or that the Brazilian Government will not alter Brazil’s current exchange rate or other monetary policies, and consequently, there can be no assurance that the business, operations and prospects of the Company will not be affected adversely by the performance of the Brazilian economy.

Whenever there is, or there is a serious risk of, material imbalance in Brazil’s balance of payments, the Brazilian Central Bank may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as well as on the conversion of the Brazilian currency into foreign currencies. The Brazilian Central Bank has imposed such restrictions in the past. There can be no assurance that it will not impose such or similar restrictions in the future.

TAXATION

Brazil

The following is a summary of the Brazilian taxes payable by holders of the Company’s 12¾% senior secured notes due 2004, which we also refer to as the Notes, who are resident in the United States, under Brazilian laws and regulations. The discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of Notes. Except as otherwise indicated, the statements of law set forth are based on law in force as of the date of this annual report on Form 20-F, and are subject to any legislative or administrative changes in Brazilian law (which may have retroactive effect) and changes in any bilateral taxation convention to which Brazil is a party, occurring after such date. There is currently no bilateral taxation convention in effect between the United States and Brazil. Holders of the Notes are urged to consult with their tax advisors concerning issues, including (1) the application of United States Federal and Brazilian income tax laws to their investment in the Notes, (2) any consequences arising under the laws of any other taxing jurisdiction, including, without limitation, the laws of any state, local or foreign taxing jurisdiction; (3) the availability for United States federal income tax purposes of a credit or deduction for Brazilian taxes or other amounts; and (4) the consequences of purchasing the Notes at a price other than the issue price.

Interest on the Notes

Individuals and corporations domiciled in Brazil are taxed in Brazil on the basis of their worldwide income, such income including any interest paid on the Notes.

A holder of the Notes who is an individual, company, entity, trust or organization domiciled outside Brazil, or a Non-Brazilian Holder, is taxed in Brazil generally only in respect of income derived from Brazilian sources. However, pursuant to Law 9481, August 13, 1997, as amended by Law 9532, December 10, 1997, the rate of withholding applicable to income tax relating to interest, fees and commissions payable to persons domiciled abroad with respect to foreign issues such as the Notes, having an average maturity of at least 96 months, was reduced to zero. The reduction only applies in this case if contracts are grandfathered, that is if the transactions are derived from contracts in force on or before December 31, 1999, as per Law 9959/01, art. 1. As a result, since the Notes have an original average maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes. Otherwise, interest and any other income (including any imputed income arising from the difference between the issue price of the Notes and the redemption price) payable by a Brazilian obligor to a Non-Brazilian Holder would be subject to income tax withheld at the source. The rate of withholding is 15% (unless the Non-Brazilian Holder resides or is domiciled in a country which has no income tax or in which the maximum income tax rate is lower than 20% (i.e., a “tax haven”), in which case the rate of withholding is 25%, pursuant to article 8 of Law no. 9.778, dated January 19, 1999), or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has their domicile.

If any Note is repurchased by the Company prior to the maturity date, pursuant to the right or obligation to repurchase the Notes for taxation or other reasons, the zero tax exemption will not apply and, therefore, upon such repurchase, the Brazilian withholding tax will be applied on the amount of interest (including original issue discount, which we also refer to as OID, if any), fees and commissions paid on such Notes from the Issue Date through the Repurchase Date, and such tax must be paid prior to the remittance of any monies with respect to the repurchase of the Notes.

The Company believes and intends to take the position for tax reporting purposes that in the event that any Note is repurchased by the Company prior to its maturity, and to the extent that the Principal Paying Agent is a resident of Japan as that term is defined for the purposes of the tax treaty between Brazil and Japan, and payment to the Principal Paying Agent discharges the obligations of the Company to make payments in respect of the Notes, interest with respect to the Notes will be subject to Brazilian withholding tax at a rate of 12.5%, as provided under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Notes, the Company is required to gross up amounts paid to Non-Brazilian Holders for any Brazilian withholding tax, subject to customary exceptions. Under certain circumstances, the Company has the right to repurchase the Notes at par in the event that it is required to gross up a holder of the Notes in excess of certain amounts for Brazilian withholding taxes paid by the Company.

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

There is no stamp, transfer or other similar tax in Brazil nor is there any estate, gift or inheritance tax in Brazil with respect to the transfer, assignment or sale of any debt instrument (including the Notes) outside Brazil, except for the transfer tax (imposto sobre transmissão causa mortis) imposed on the transfer of property held in Brazil from a decedent to heirs.

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

United States

The following summary of the material United States Federal income tax consequences of the purchase, ownership and disposition of a Note is based on the Internal Revenue Code of 1986, as amended, which we also refer to as the Code, final, temporary and proposed Treasury regulations thereunder, which we also refer to as the “Regulations, administrative rulings, official pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, or to different interpretations, possibly with retroactive effect. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service, which we also refer to as the “IRS. The discussion of tax consequences generally applies to U.S. Holders. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose “functional currency” is other than the U.S. dollar or persons that hold Notes as part of a “straddle” or “conversion transaction” or otherwise as part of a “synthetic asset”) and is limited to investors that hold Notes as capital assets. Such tax treatment may vary depending upon the particular situation of a U.S. Holder.

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

Original Issue Discount

For United States Federal income tax purposes, the Notes are considered to be issued with original issue discount, which we also refer to as OID. The amount of OID with respect to a Note is the excess of the Note’s stated redemption price at maturity over its issue price. The issue price of a Note is the first price at which a substantial amount of the Notes were sold. The stated redemption price at maturity of a Note is the sum of all payments on the Note other than qualified stated interest (as defined below) (i.e., 105% of the principal amount of the Note).

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

The Company will furnish annually to the IRS and each U.S. Holder (other than certain exempt holders) information with respect to the OID accruing while a Note is held by the U.S. Holder. Such information will be based on the accruals of OID as if the U.S. Holder were the original holder of the Note. See “Information Reporting and Backup Withholding,” below.

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

Market Discount

A Note will be treated as purchased at a market discount, or a Market Discount Note, if the Note’s “revised issue price” exceeds the amount for which the U.S. Holder purchased the Note by at least ¼ of 1 percent of such Note’s revised issue price, multiplied by the number of complete years to the Note’s maturity after purchase. “Revised issue price” means the sum of the issue price of the Note and any OID that has already accrued on the Note.

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

Sale, Exchange or Retirement of a Note

Generally, any sale, redemption or other taxable disposition of a Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder’s tax basis in the Note. The U.S. Holder’s tax basis in the Note will generally equal the U.S. Holder’s cost therefore, increased by OID accruals and any market discount currently included in income pursuant to the election described above, and decreased by any amortized bond premium during such U.S. Holder’s holding period. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (except as described in “Market Discount,” above), and will be long-term capital gain or loss if the Note is held for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Effect of Brazilian Withholding Taxes

It is believed that interest payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed by the Company prior to its maturity date. See “—Brazil.” In the case of any Note which is so redeemed, any Brazilian tax withheld will generally be treated as a foreign income tax that a U.S. Holder may elect, subject to the limitations on foreign tax credits generally, to credit against such

U.S. Holder’s United States Federal income tax liability or, alternatively, to deduct in computing such U.S. Holder’s taxable income. No such deduction or credit with respect to such Brazilian tax withheld will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or the Company, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future.

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

A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed, in respect of payments on the Notes, in order to claim a foreign tax credit in respect of such withholding tax.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, interest, and premium paid on Notes and to the proceeds of the sale of a Note made to holders other than certain exempt recipients. U.S. Holders must provide IRS Form W-8 or Form W-9, as the case may be, in order to avoid the imposition of backup withholding. A 28% backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income. Exempt recipients include corporations and certain governmental entities.

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

MARKET RISK

The Company is exposed to various market risks, primarily related to foreign exchange rates. Market risk is the potential for loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates. We do not enter into financial or other instruments for speculative or hedging purposes. See notes 8(b) and 12 to the Financial Statements contained elsewhere herein for a discussion of the accounting policies for loans in debt securities and information with respect to those financial instruments. See also “Item 5. Operating and Financial Results—Impact of Fluctuations of Exchange Rates.”

FOREIGN EXCHANGE RISK

Substantially all of the Company’s debt obligations, including the Notes and the financing of the satellite transponders, are denominated in U.S. Dollars. In addition, a significant portion of the Company’s operating expenses, including those relating to the acquisition of technology licenses and equipment and, to a lesser degree, acquisition of programming, are denominated in or indirectly linked to U.S. Dollars. However, the Company’s revenues are primarily denominated in Reais, and as a result, the Company is exposed to currency exchange risks that may adversely affect the Company’s business, financial condition and results of operations, as well as our ability to meet our debt service obligations.

A substantial portion of the Company’s liabilities in foreign currency is long-term obligations with final maturities in 2018. The Company has elected not to utilize derivatives or similar financial instruments to manage its foreign exchange risk.

INTEREST RATE RISK

The Company’s exposure to interest rate volatility has been mitigated through the use of instruments with fixed rates of interest, such as the Notes and the satellite transponder financing agreements described in Note 8 of the Financial Statements. Additionally, the Company strives to minimize these risks by employing established policies and procedures to manage this exposure. Nevertheless, the Company continues to remain exposed to interest rate volatility with respect to any future debt issuances.

The table below provides information about the Company’s main debt obligations in U.S. Dollars and summarizes information with respect to instruments and transactions that are sensitive to foreign currency exchange rates.

	Principal by year of maturity
	2004	2005	2006	2007	2008	Thereafter
	(In thousands of U.S. Dollars)
Notes – 12¾% fixed rate	209,271
Satellite transponder financing discounted at 9.0% fixed rate	7,467	8,142	8,883	9,696	10,588	170,005

	216,738	8,142	8,883	9,696	10,588	170,005

As of December 31, 2003, the estimated fair market value of the Notes was US$171 million and the carrying value was US$200 million, exclusive of the provision for the 5% premium. See note 12 to the Financial Statements.

During fiscal 2003, the Real appreciated from R$3.5333 per US$1.00 at December 31, 2002, to R$2.8892 per US$1.00 at December 31, 2003. In early 2004, the Real devalued as a result of instability in the international markets, due mostly to Iraq war, inflation and rising interest rates in the United States, and the policies proposed by the new Brazilian government, which were different from expectations. On April 30, 2004, the exchange rate closed at R$2.9447 per US$1.00.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the year covered by this annual report on Form 20-F and, based on this evaluation, have concluded that the disclosure controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

According to Brazilian law, as a limited liability company, Sky Brasil is not required to have an Audit Committee. Our management performs some of the Audit Committee’s functions including, among other things, the review and approval of our Financial Statements. Although some of our management board members have financial expertise, no board member has been specifically designated to perform the functions of a financial expert.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer, and our Chief Accounting Officer. Our Code of Ethics is available free of charge upon request, in writing or orally, by telephone or by e-mail. Please make your request to the following address: Sky Brasil Serviços Ltda., Rua Professor Manoelito de Ornellas, 303, 6o. andar, 04719-040, Sao Paulo, SP, Brazil; attention: Legal Department, telephone: +55 11 5643-1310, e-mail: roberto.cunha@sky.tv.br

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Auditores Independentes served as our Independent Registered Public Accounting Firm for the years ended December 31, 2001 and 2002. KPMG Auditores Independentes served as our Independent Registered Public Accounting Firm for the year ended December 31, 2003.

The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes to us in 2003 and 2002, respectively.

	2003 R$	2002 R$
Audit Fees (1)	232,000	260,000
Audit-related Fees (2)	0	33,830
Tax Fees (3)	0	0
All Other Fees (4)	0	0

Total	232,000	293,832

(1)	Audit fees are fees paid to KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes for the fiscal years 2003 and 2002, respectively (including related expenses) for the audit of our annual consolidated Financial Statements and for the reviews of our quarterly Financial Statements including the reviews of our annual report on Form 20-F.

(2)	Audit-related Fees consist of fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Financial Statements or that are traditionally performed by the external auditor and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the review of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appears, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; and tax planning services.

(4)	All other services include other risk management advice; other financial advice; valuation services; consultations and recommendations relating to valuation methods; non-audit appraisals of valuations; analysis or review of business plans or planning processes (but not design or implementation thereof); and forensic accounting and training services.

Audit committee pre-approval policies and procedures

According to Brazilian law, as a limited liability company, Sky Brasil is not required to have an Audit Committee. Our management performs some of the Audit Committee’s functions including, among other things, the review and approval of our Financial Statements.

Our management board reviews the scope of the services to be provided by our auditors before their commencement.

Part III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable as the Company’s Financial Statements have been prepared in accordance with Item 18.

ITEM 18:	FINANCIAL STATEMENTS

The Company’s Financial Statements are attached to this report and begin on page F-1.

ITEM 19:	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Restated Articles of Association of the Company, together with an English language translation thereof (incorporated by reference to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 13, 2003)

1.2	Charter and Articles of Association of Promancor S.A. (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

1.3	Certificate of Incorporation and By-laws of Net Sat USA, Inc. (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.1	Indenture, dated as of August 5, 1996, by and among the Company, its subsidiaries and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

Exhibit No.	Description of Exhibit

2.2	Form of Senior Secured Note (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.3	Form of Guarantee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.4	Exchange and Registration Rights Agreement, dated August 5, 1996, by and among the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citicorp Securities, Inc. (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.5	Agreement for the Pledge of Assets and Other Covenants, dated August 5, 1996, between the Registrant and The Chase Manhattan Bank (English translation) (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.6	Collateral Pledge and Security Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

2.7	Share Pledge Agreement, dated August 5, 1996, between the Company and The Chase Manhattan Bank (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

3	Amended and Restated Quotaholders’ Agreement, dated July 31, 1997, by and among the Registrant, DTH Comércio e Participações Ltda., News DTH Do Brasil Comércio e Participações Ltda. and TCI International Brasil Ltda. (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the U.S. Securities and Exchange Commission)

4.1	System Implementation and License Agreement, dated July 11, 1996, between the Company and NDS Group plc (formally News Digital Systems Limited) (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

Exhibit No.	Description of Exhibit

4.1.1	Amendment to System Implementation and License Agreement, dated December 3, 1996, between the Company and NDS Group plc (formally News Digital Systems Limited) (incorporated by reference to Exhibit 10.1.1 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

4.2	Second Amended and Restated Transponder Purchase and Sale Agreement, dated as of March 5, 1998, between the Company and PanAmSat Corp. (incorporated by reference to Exhibit 10.27.2 of PanAmSat Corporation’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998 filed with the U.S. Securities and Exchange Commission)

4.3	Consortium Agreement, dated July 12, 1996, between the Company and Globo Comunicações e Participações Ltda. (English translation) (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

8	Subsidiaries of the Company (incorporated by reference to Exhibit 21 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

12.1	Certification of Ricardo Miranda Silva, Chief Executive Officer of the Company, pursuant to 15 U.S.C Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Marcelo Mafra Bicalho, Chief Financial Officer of the Company, pursuant to 15 U.S.C Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Ricardo Miranda Silva, Chief Executive Officer of the Company, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Marcelo Mafra Bicalho, Chief Financial Officer of the Company, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14	Ordinance No. 820 issued on July 17, 1996 by the Ministry of Communications (English translation) (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (Registration No. 333-6318))

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for the filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY BRASIL SERVIÇOS LTDA.

June 30, 2004	By:	/s/ Ricardo Miranda Silva
Name: Ricardo Miranda Silva
Title: Chief Executive Officer

SKY Brasil Serviços Ltda.

Consolidated financial statements

December 31, 2003 and 2002, and for

Each of the Three Years Ended

December 31, 2003 and Reports of

Independent Registered Public

Accounting Firms

Report of Independent Registered Public Accounting Firm

The Board of Directors and Quotaholders

Sky Brasil Serviços Ltda.

1.	We have audited the accompanying consolidated balance sheet of Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda.) and its subsidiaries (“the Company”) as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in partnership deficit for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of the Company as of December 31, 2002 and for the years ended December 31, 2002 and 2001, were audited by other auditors who issued an unqualified opinion thereon dated February 21, 2003 and which included an emphasis paragraph for the same uncertainty described in paragraph 4 below.

2.	We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the accompanying December 31, 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sky Brasil Serviços Ltda. and its subsidiaries as of December 31, 2003, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

4.	The accompanying consolidated financial statements have been prepared assuming that the Company will continue operating as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has incurred negative cash flows from operations in each year since inception, and has a significant net working capital deficit and a net partnership capital deficit at December 31, 2003. These factors, among others discussed in note 2, raise substantial doubt concerning the Company’s ability to continue operating as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    KPMG Auditores Independentes

February 6, 2004

São Paulo, Brazil

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

SKY Brasil Serviços Ltda.

(formerly Net Sat Serviços Ltda.)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in partnership deficit present fairly, in all material respects, the financial position of SKY Brasil Serviços Ltda. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of SKY Brasil Serviços Ltda. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

São Paulo, February 21, 2003

PricewaterhouseCoopers

Auditores Independentes

SKY Brasil Serviços Ltda.

Consolidated Balance Sheet as of December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars)

	2003	2002
Assets
Current assets
Cash and cash equivalents	3,683	6,036
Accounts receivable	8,555	4,480
Inventories	2,735	2,154
Advances to suppliers	1,833	4,403
Tax recoverable	242	540
Prepaid expenses and other current assets	614	442

	17,662	18,055

Deferred income tax, net	14,687	1,234
Equipment and other fixed assets, net	119,928	103,286
Other non-current assets	868	900

	135,483	105,420

Total assets	153,145	123,475

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Consolidated Balance Sheet as of December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars) (continued)

	2003	2002
Liabilities and partnership deficit

Current liabilities
Current portion of long-term debt
Third parties	116,989	6,851
Related parties	99,749	—
Suppliers and payroll	4,899	10,523
Interest payable	14,270	14,270
Deferred income tax, net	14,687	1,234
Other taxes payable	17,708	9,725
Related parties	30,161	13,070
Advanced subscription payments	1,414	1,055

	299,877	56,728

Long-term liabilities
Long-term debt, net of current maturities
Third parties	207,315	323,639
Related parties	5,623	99,164

	212,938	422,803

Total liabilities	512,815	479,531

Partnership deficit
Capital (December 31, 2003 and 2002 - 869,538,428 quotas)	533,809	533,809
Additional paid in capital	98,861	67,550
Accumulated other comprehensive income - cumulative translation adjustment	153,712	226,811
Accumulated deficit	(1,146,052)	(1,184,226)

	(359,670)	(356,056)

Total liabilities and partnership deficit	153,145	123,475

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Consolidated Statement of Operations for the years ended December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars)

	2003	2002	2001
Revenue
Subscriptions	233,252	205,498	223,804
Equipment sales and other	5,306	3,563	3,014

	238,558	209,061	226,818
Value-added, sales and other taxes	(36,674)	(32,501)	(33,985)

Net revenue	201,884	176,560	192,833

Operating expenses
Selling	(33,833)	(34,881)	(52,249)
Direct operating expenses	(140,437)	(139,850)	(141,794)
General and administrative	(14,356)	(13,670)	(14,716)
Depreciation and amortization	(13,208)	(13,323)	(13,276)

	(201,834)	(201,724)	(222,035)

Operating gain (loss)	50	(25,164)	(29,202)

Non-operating income (expenses)
Interest expense	(54,235)	(55,952)	(58,872)
Other financial income (expense), net	92,747	(199,801)	(56,319)
Other, net	(388)	(169)	(81)

	38,124	(255,922)	(115,272)

Profit (loss) for the year before tax	38,174	(281,086)	(144,474)

Deferred income tax (expense)	—	(105,512)	—

Profit (loss) for the year	38,174	(386,598)	(144,474)

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Consolidated Statement of Cash Flows for the years ended December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars)

	2003	2002	2001
Cash flows used in operating activities
Profit (loss) for the year	38,174	(386,598)	(144,474)
Adjustments to reconcile profit (loss) to cash used in operating activities
Non-cash items
Depreciation and amortization	13,208	13,323	13,276
Foreign exchange (gain) loss on loans	(89,827)	203,223	75,432
Valuation allowance on deferred income tax	—	105,512	—
Amortization of debt issuance costs	—	—	324
Amortization of discount on transponder financing	3,748	3,711	3,707
Gain on fixed asset disposals	388	169	80
Decrease (increase) in operating assets
Accounts receivable	(3,327)	(519)	(2,080)
Advances to suppliers	3,765	971	(790)
Other current assets	(343)	(3,144)	(2,358)
Increase (decrease) in operating liabilities
Suppliers and payroll	1,706	(2,383)	17,871
Accrued premium on Senior Notes	1,250	1,250	(12,494)
Due to related parties	7,446	5,015	(13,769)
Other taxes payable	4,986	4,237	5,638
Advanced subscription payments and promotional discounts	120	53	(6,159)
Interest payable	(386)	4,029	4,957

Net cash used in operating activities	(19,092)	(51,151)	(60,839)

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Consolidated Statement of Cash Flows for the years ended December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars) (continued)

	2003	2002	2001
Cash flows used in investing activities
Acquisition of equipment	(19,635)	(27,531)	(20,621)

Net cash used in investing activities	(19,635)	(27,531)	(20,621)

Cash flows from financing activities
Capital contributions	—	18,450	89,450
Additional paid in capital	31,311	67,550
Loan obtained with Related Parties	5,550	—

Net cash provided by financing activities	36,861	86,000	89,450

Effect of exchange rate changes on cash	(487)	(5,815)	(5,761)

Net increase (decrease) in cash and cash equivalents	(2,353)	1,503	2,229

Cash and cash equivalents, beginning of period	6,036	4,533	2,304

Cash and cash equivalents, end of period	3,683	6,036	4,533

Supplemental cash flow information:
Interest paid	28,552	40,364	40,214

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Statement of Changes in Partnership Deficit

for the years ended December 31, 2003 and 2002

(Expressed in thousands of U.S. dollars)

	Capital	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total
At December 31, 2000	425,909		77,292	(653,154)	(149,953)
Comprehensive loss
Translation adjustment for the Year			47,846		47,846
Loss for the year				(144,474)	(144,474)

Comprehensive loss for the year					(96,628)
Capital contributions	89,450				89,450

At December 31, 2001	515,359		125,138	(797,628)	(157,131)
Comprehensive loss
Translation adjustment for the year			101,673		101,673
Loss for the year				(386,598)	(386,598)

Comprehensive loss for the year					(284,925)
Capital contributions	18,450	67,550			86,000

At December 31, 2002	533,809	67,550	226,811	(1,184,226)	(356,056)
Comprehensive loss
Translation adjustment for the year			(73,099)		(73,099)
Profit for the year				38,174	38,174

Comprehensive loss for the year					(34,925)
Additional paid in capital		31,311			31,311

At December 31, 2003	533,809	98,861	153,712	(1,146,052)	(359,670)

The accompanying notes are an integral part of these consolidated financial statements.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

1	The Company and its Principal Operations

SKY Brasil Serviços Ltda. (“SKY” or the “Company” – formerly net Sat Serviços Ltda.), a Brazilian limited liability partnership - “limitada”, was formed on September 3, 1993. Its current quotaholders are DTH Comércio e Participações Ltda. (a subsidiary of Globo Comunicações e Participações S.A. (Globopar)), News DTH do Brasil Comércio e Participações Ltda. (a subsidiary of News Corporation, a South Australian corporation (News Corp.)), and Liberty Brasil DTH Ltda. (a subsidiary of Liberty Media Corporation (Liberty)), with 54%, 36% and 10%, respectively, of the Company’s capital. These percentages of current capital do not correspond to the same voting control, as the shareholders are negotiating the new percentages of voting control for each one of the shareholders (see note 9).

SKY’s objective is to develop, own and operate the “Sky” direct broadcast satellite (DBS) television system for residential and non-residential subscribers in Brazil. The Company operates through a non-exclusive permit obtained by Globopar, ratified by the Minister of State for Communications and valid until December 22, 2009.

The Company currently utilizes, under a capital lease arrangement, 12 transponders on the PanAmSat PAS-6B satellite, which has 2 additional transponders available for use by the Company. Satellite transponders receive transmissions from earth and relay them back to earth. Each transponder is capable of handling up to 15 digital channels. The Company has been informed by the operator of this satellite that its planned operating life of 18.5 years may be substantially shortened from that originally estimated due to certain malfunctioning positioning systems and may cease to operate as early as December 2007 (see note 7).

The Company sells decoders and antennas directly to new subscribers, but they can also buy this equipment from authorized distributor chains.

On March 6, 1996, SKY acquired for a nominal amount the capital of an Uruguayan shell company, Promancor S.A. (Promancor) to be used as a temporary vehicle for financing and settlement of overseas commitments.

On June 5, 1996, Net Sat USA Inc. (Net Sat USA), a wholly-owned Delaware corporation, was established. This company has no significant operations.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

2	Financial liquidity and Future Operations

Since 1995, the Company has made significant investments in the construction and installation of its facilities and expended significant funds in efforts to obtain new subscribers. These expenditures have been substantially financed by the issuance of Senior Secured Notes in 1996, as well as by capital contributions by the quotaholders. The Company has been unable to increase its subscriber base at the rates originally anticipated and has required additional financial support to fund operating losses and capital expenditure requirements. In accordance with the Company’s business plan, the three quotaholders have historically contributed the additional capital required to meet the Company’s operational needs, subject to the agreement described in Note 9. However, on October 28, 2002, Globopar announced that the effects of the devaluation of the Brazilian real had made it necessary to reschedule its financial obligations and has made no additional capital contributions to support the Company’s operations since that time (see note 9).

The Company has incurred negative cash flows from operations in each year since inception and has a significant net working capital deficit and partnership capital deficit at December 31,2003. Further, the Company has significant maturities of debt coming due in 2004 and has limited financial resources available to fund such obligations. These factors raise substantial doubt concerning the ability of the Company to continue operating as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As described above, the Company has significant amounts of debt maturing in 2004, including the Company’s outstanding US$ 200,000 Senior Notes, due August 2004. The Company has limited financial resources available to fund repayment of such obligations, absent support from its quotaholders or creditors. The quotaholders have no obligation to provide any additional financial support to the Company. Without the support of its quotaholders, the Company believes it will be unable to fund payment or refinance the US$ 200,000 Senior Notes on terms acceptable to the Company. The ability of the Company to fund its debt obligations due in 2004 and to continue operating as a going concern is dependent upon the support of its quotaholders and creditors.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

3	Summary of Significant Accounting Policies

Significant policies adopted in the preparation of the accompanying consolidated financial statements are described below:

(a)	Basis of presentation

The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles determined by Brazilian Corporate Law (Corporate Law principles).

SKY adopted the Brazilian Real as its functional currency on January 1, 1998. From this date, the procedures for recognizing foreign currency transactions changed, and the net gain or loss on translation of the financial statements from the Brazilian real to the U.S. dollar is no longer recorded as a component of net income (loss) but rather as a separate component of partnership deficit, referred to as accumulated other comprehensive income. The Company now recognizes as a component of net income (loss) foreign currency gains or losses associated with exchange rate fluctuations on monetary assets and liabilities denominated in US dollars. This primarily relates to the Company’s long-term debt instruments denominated in US dollars. The Company continues to use the U.S. dollar as its financial reporting currency.

The accounts of SKY are maintained in Brazilian reais and are translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52:

•	Assets and liabilities are translated at the exchange rate in effect on the balance sheet date (R$ 2.8892 to US$ 1.00 at December 31, 2003, R$ 3.533 to US$ 1.00 at December 31, 2002 and R$ 2.3204 to US$ 1.00 at December 31, 2001).

•	Partnership deficit accounts are translated at historical exchange rates.

•	Income and expenses are translated at monthly average exchange rates.

This translation should not be construed as representing that the reais amounts actually represent or have been, or could be, converted into U.S. dollars.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of SKY and its wholly owned subsidiaries, Promancor and Net Sat USA. Intercompany transactions and balances have been eliminated in consolidation.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

(c)	Revenue recognition

Revenues for all services are recognized when the service is provided. Revenues from services consist substantially of subscription charges. Other lesser sources of services are pay-per-view events and temporary seasonal events. Billings are monthly. Unbilled revenues for new subscribers are measured and recognized as revenue during the month in which the service is provided.

Revenues from sales of decoders and antennas are recognized when they are sold to subscribers.

(d)	Advertising

Costs for advertising are expensed as the advertising is published or aired. Advertising expense included in selling expense amounted to US$ 12,011 in the period ended December 31, 2003 (2002 - US$ 9,506 and 2001 – US$11,812).

(e)	Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest and include cash on hand, bank accounts and highly liquid financial investments with original maturities of 90 days or less.

(f)	Accounts receivable

Accounts receivable are stated at estimated realizable values. Accounts deemed uncollectible are written off monthly. An allowance for doubtful accounts is provided, when necessary, in an amount considered by management to be sufficient to meet specific future losses related to uncollectible accounts.

(g)	Inventories

Inventories, substantially comprising decoders and antennas, are stated at the average cost of purchase. Allowances are recorded, when applicable, to reduce inventory balances to market values.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

(h)	Equipment and other fixed assets

Depreciation of equipment and other fixed assets is computed on the straight line method, at rates which take into consideration the estimated economic useful lives of the assets as follows: equipment at subscribers’ residences and for uplink installation - 10 years; transponders - 19.5 years (which equals payment terms of the capital lease obligation – see note 8 (a)); furniture, fixtures and installations - 10 years; computer equipment and software - 5 years; and vehicles - 5 years.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment losses have been recorded for any of the periods presented.

(i)	Current and long-term liabilities

These liabilities are stated at the amounts at which they could be settled at each balance sheet date, including contractual interest and other accrued charges and net of unamortized discounts.

(j)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

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

(l)	Business segments

The Company’s only line of business is the operation of the direct broadcast satellite (DBS) system within Brazil.

(m)	Comprehensive income (loss)

Comprehensive income (loss), as defined by SFAS 130, “Reporting Comprehensive Income”, includes net income (loss) and the change in the cumulative translation adjustment account during the period. Comprehensive income (loss) is disclosed in the statement of changes in partnership deficit.

(n)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, (including the estimated useful life of the Company’s transponders); and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

(o)	Recently Issued Accounting Standards

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company’s financial statements.

At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangements with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The adoption of EITF 00-21 on July 1, 2003 did not result in a change in the Company’s revenue recognition policies.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company’s financial statements.

In December 2003, the FASB issue FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. Management of the Company does not expect any significant impact on the Company’s financial statements by applying FIN 46R.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

4	Accounts Receivable

	2003	2002
Subscribers	6,749	3,929
Sales of decoders and antennas	1,776	504
Other	30	47

	8,555	4,480

5	Inventories

	2003	2002
Decoders	2,476	2,050
Antennas and others	259	104

	2,735	2,154

The inventories relate primarily to equipment for direct sale to new subscribers.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

6	Related Party Transactions

Significant transactions with related parties are summarized below:

	2003	2002	2001
Net Brasil S.A., a subsidiary of Globopar for programming services	89,911	89,253	89,596
for royalties	1,835	983	1,044

DTH TechCo Partners, an affiliate of News Corporation and Globopar, for retransmission of television programming from an uplink facility in Florida	14,111	16,077	15,486

NDS Limited, a subsidiary of News Corporation, for purchase of equipment, software, smart card and royalties	6,269	9,030	7,971

Globopar, for interest and exchange rate variation loss (gain) on the Senior Secured Notes	(13,576)	23,671	(3,336)

News DTH Investment Ltd., for interest and exchange rate variation loss (gain) on the Senior Secured Notes	(9,051)	15,781	(2,224)

Liberty Satellite Brazil Bonds Inc., for interest and exchange rate variation loss (gain) on the Senior Secured Notes	(2,514)	4,383	(618)

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

Balances with related parties are summarized below:

	2003	2002
Current liabilities
Net Brasil S.A.	15,621	9,124
NDS Limited	7,343	1,413
Globosat	4,479	—
DTH TechCo Partners	2,662	2,489
Others	56	44

	30,161	13,070

In addition, certain companies related to the quotaholders hold Senior Notes issued by the Company at December 31, 2003, as described in Note 8(b) and the Company has obtained a loan from one of its quotaholders, as described in Note 8(c).

7	Equipment and Other Fixed Assets

	2003
	Cost	Accumulated depreciation	Net
Leased transponders under capital lease	104,871	(28,821)	76,050
Furniture, fixtures and installations	4,176	(1,520)	2,656
Equipment at subscribers’ premises	12,861	(8,242)	4,619
Computer equipment and software	25,186	(13,771)	11,415
Equipment for uplink installation	25,855	(9,635)	16,220
Smart cards	8,136	(2,385)	5,751
Other	6,239	(3,022)	3,217

	187,324	(67,396)	119,928

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

	2002
	Cost	Accumulated depreciation	Net
Leased transponders under capital lease	85,754	(19,349)	66,405
Furniture, fixtures and installations	3,341	(1,044)	2,297
Equipment at subscribers’ premises	9,255	(5,407)	3,848
Computer equipment and software	17,171	(9,386)	7,785
Equipment for uplink installation	20,063	(6,931)	13,132
Smart cards	6,070	(674)	5,396
Other	5,308	(885)	4,423

	146,962	(43,676)	103,286

The useful life of the transponders has been estimated at 19.5 years, which equals the payment terms of the capital lease obligation – see note 8 (a), and they are being depreciated on a straight line basis over that period, ending in August 2018. However, on July 11, 2003, PanAmSat disclosed that its PAS-6B satellite experienced anomalies with systems that maintain its in-orbit positioning and accordingly may only be able to continue operating for a further four and a half years, which would mean that its useful life would cease around December 2007.

The Company believes that it will not suffer any loss in the event that PanAmSat is unable to remedy the problems with its PAS-6B satellite, as:

(i)	the future installments of the acquisition cost of the transponders in December 2007 will probably be greater than their net book value at that date, subject to exchange rate variations between the Brazilian real and the US dollar;

(ii)	the agreement for the acquisition of the transponders allows the Company to cease making payments should the satellite cease to operate;

(iii)	the Company believes it is probable that PanAmSat will provide replacement equipment for the leased transponders and that the existing lease arrangement will be continued and extended; and

(iv)	in the event the existing leased transponders are not replaced by PanAmSat, the Company believes that there is sufficient time available for the establishment of an alternative satellite system before the PAS-6B satellite ceases to function. Management believes that any alternative will have a lower cost than the PAS-6B system.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

At December 31, 2003, the net book value of the transponders was US$ 76,050 and the carrying value of the related transponder debt was US$ 214,782.

8	Short-term and Long-term Debt

Short-term and long-term debt is all denominated in US dollars and consists of the following:

	2003	2002
Capital lease financing of transponders, net of discount of US$ 40,915 and US$ 44,663, respectively (a)	214,782	221,633

Senior Secured Notes (b)	200,000	200,000
Add: 5% Premium	9,271	8,021

	209,271	208,021

Promissory note (c)	5,623	—

Total debt	429,676	429,654

Less: current portion	216,738	6,851

Total long-term debt	212,938	422,803

(a)	The US$ denominated capital lease financing of the transponders is severally guaranteed by Globopar, News Corp. and Liberty. The financing reflected a more favorable interest rate than would otherwise have been available to SKY. Accordingly, the financing was discounted through application of a market rate of interest (9% per annum), and a corresponding decrease was recorded in the carrying value of the transponders in the balance sheet.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Year ending December 31,
2004	26,401
2005	26,401
2006	26,401
2007	26,401
2008	26,401
2009 and after	255,213

Total minimum lease payments	387,218

Less: Amount representing interest net of discount	(172,436)

Present value of net minimum lease payments	214,782

(b)	On August 5, 1996 SKY issued US$ 200,000 of 12 3/4% Senior Secured Notes (the “Notes”) which mature on August 5, 2004 and bear interest payable semi-annually in arrears. Each holder of the Notes could exercise a put option, which would require that the Company or its affiliates (as defined) repurchase the Notes at a repurchase price of 101% of the principal amount on August 5, 2001. As the noteholders did not exercise the put option on August 5, 2001, the noteholders will be entitled to a premium payment equal to 5% of the principal amount at maturity. The balance of these Notes was reclassified to short-term debt during the third quarter of 2003.

On August 5, 2001, the quotaholders, through their subsidiaries Globopar, News DTH Investment Ltd. and Liberty Satellite Brazil Bonds, Inc., acquired Notes issued by the Company, which are presented as related parties caption within current liabilities (in current portion of long-term debt) at December 31, 2003 (long term liabilities at December 31, 2002).

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

The Notes are secured by certain of the Company’s assets, including its broadcast and playout equipment, and are further guaranteed by the Company’s subsidiaries, Promancor and Net Sat USA. The Notes contain certain customary covenants which, among other matters, limit the Company’s ability to incur further indebtedness, issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries that guarantee the Notes and enter into certain business combinations. The Company was in compliance with all such covenants at December 31, 2003.

(c)	On September 23, 2003 the Company obtained a loan from News America Incorporated in the amount of US$5,500, which matures on February 28, 2005. The 7% per annum interest is due at maturity.

(d)	The aggregate maturities of debt for each year subsequent to December 31, 2003 are summarized below:

Year ending December 31,
2004	216,738
2005	13,766
2006	8,883
2007	9,696
2008	10,588
2009 and after	170,005

Total debt	429,676

(e)	Other financial income (expense), net comprises the following:

	2003	2002	2001
Reversal of provision for taxes, due to non-exercise of put option	—	—	15,434
Interest income	2,920	3,422	3,679
Foreign exchange gain (loss), net	89,827	(203,223)	(75,432)

	92,747	(199,801)	(56,319)

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

9	Partnership Interest (Deficit)

As of December 31, 2003, capital is represented by 869,538,428 quotas of R$ 1 each.

Under the Articles of Association of the Company, a majority vote is sufficient to authorize the Company to take action; however, the joint approval of DTH Comércio e Participações Ltda. and News DTH do Brasil Comércio e Participações Ltda. is required in order to authorize a number of significant actions, including, among others: (a) amendment to the Articles of Association of the Company; (b) appointment of the Company’s Chief Executive Officer or a change of his/her duties or remuneration; (c) approval of the annual business plan (including budgets); (d) any changes in the business purpose of the Company or in the most recent approved annual business plan; (e) establishing the price structure, categories and other terms regarding the acquisition and distribution of any DBS subscription services or channels; (f) the execution of contracts with terms in excess of three years or pursuant to which an aggregate of R$ 1,000,000 will be received or paid by the Company; (g) the incurrence of any indebtedness for borrowed money or the offering of any guarantee in excess of R$ 500,000 except as provided in the annual business plan; (h) the voluntary dissolution or liquidation of the Company; (i) the issuance of any equity in the Company; (j) the declaration or payment of any distribution of profits not included in the annual Business Plan; (k) the sale of any assets of the Company, other than in the ordinary course of its business; (l) the purchase or any other acquisition of assets in a single transaction or in a series of related transactions in excess of R$ 1,000,000; (m) the acquisition, investment in or joint venture with any third party (other than a wholly-owned subsidiary of the Company); (n) renouncing or changing any term of any contract that requires approval based on the Articles of Association of the Company; (o) making any agreement by the Company on any legal action, suit or other procedure, not in the ordinary course of business; (p) nominating or terminating the independent auditor of the Company or changing any accounting principle; (q) any decision regarding agreements on adjustments proposed as a result of tax examinations; (r) any decision related to transferring the location of the Company; (s) the making of capital contributions to the Company other than as provided in the annual Business Plan; and (t) the terms of any agreement or transaction between the Company and the partners or their respective affiliates. Also, the partners are precluded from transferring their quotas to third parties other than to defined affiliates of the parties and, in the case of News DTH do Brasil Comércio e Participações Ltda., only at the sole discretion of DTH Comércio e Participações Ltda.

The payment of dividends is limited to the amount of retained earnings as per the Company’s local currency financial statements prepared in accordance with accounting principles determined in Brazilian Corporate Legislation. At December 31, 2003, the Company’s local currency statutory financial statements presented an accumulated deficit equivalent to US$ 704,104 thousand.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

On July 29, 2002, Globopar, on behalf of its investee DTH do Brasil Comércio e Participações Ltda, and News Corp. announced an agreement whereby DTH do Brasil Comércio e Participações Ltda. would reduce its total projected investments in SKY during 2002 and 2003 by US$50,000, while News Corp., through its subsidiary News DTH do Brasil Comércio e Participações Ltda., would increase its total projected investments through additional capital contributions by the same amount. Pursuant to such agreement, DTH do Brasil Comércio e Participações Ltda.’s interest in the Company was diluted for governance purposes, and will be subject to further dilution as a result of News Corp.’s increased funding. This agreement expired on December 31, 2003 and the shareholders are negotiating the terms of a new shareholder’s agreement.

10	Taxes

Income taxes

(a)	Under Brazilian tax law, taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include Federal income tax and the social contribution tax (which is an additional Federal income tax). The statutory rates are 25% for income tax and 9% for the social contribution tax, resulting in a composite rate of 34%.

(b)	There are no state or local income taxes in Brazil.

(c)	All pretax income and related income tax expense are related to Brazilian operations.

(d)	The amount reported as income tax expense or benefit relative to continuing operations in the accompanying statement of operations is reconciled to the statutory rates as follows:

	2003	2002	2001
Profit (loss) before income tax	38,174	(281,086)	(144,474)

Tax (expense) benefit at statutory rates	(12,979)	95,569	49,121

Adjustments to derive effective rate adjustment to 8% social contribution rate effective in future years	—	—	(1,445)
Nondeductible expenses	(54)	(78)	(261)
Change in valuation allowance	13,033	(201,003)	(47,415)

Income tax expense, per consolidated statement of operations	—	(105,512)	—

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

(e)	Analysis of tax balances

	2003		2002
	Current	Long-term	Current	Long-term
Tax loss carryforwards		251,356		189,354
Differences between Brazilian tax basis and US GAAP
Assets
Accruals for expenses which are tax deductible only when paid	3,715	4,638		556
Financing discount on Transponders		7,563		6,628
Pre-operating expenses deferred for tax purposes	8,128	24,196		38,052

	11,843	287,753	—	234,590

Liabilities
Exchange variation taxable on cash basis	(15,508)	(20,703)	—	—
Carrying value of fixed assets	—	(3,066)		(2,500)
Discount on transponder Financing	(1,282)	(12,630)	(1,234)	(13,502)

	(16,790)	(36,399)	(1,234)	(16,002)

Valuation allowance	(9,740)	(236,667)	—	(217,354)

Deferred income tax asset (liability), net	(14,687)	14,687	(1,234)	1,234

Tax losses do not expire but may only be used to offset up to 30% of taxable income in subsequent years. Tax losses are denominated in local currency and are not indexed to inflation or exchange rates.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company recognized only those deferred tax benefits which are expected to be realized in future periods for which taxable income can be forecasted with reasonable reliability. During the fourth quarter of 2002, the Company increased the valuation allowance to offset the full amount of the net deferred tax assets. The valuation allowance increased by US$29,053 for the year ended December 31, 2003.

11	Commitments and Contingencies

The Company has a ten-year agreement with DTH TechCo Partners for the retransmission of television programming from an uplink facility in Florida until 2008. The annual commitments are expected to be approximately US$ 16,297.

SKY maintains commitments with the antenna and decoder suppliers to subsidize their costs for a certain period of time. These commitments will be based on future sales during 2004 and subsequent years.

The Company’s tax returns, tax charges and related contributions are subject to inspection by the fiscal authorities for various periods established by law.

SKY has not paid the increase from 2% to 3% in the COFINS rate since 2001, nor PIS and COFINS on income other than sales revenue since 1999. In October 2001, the Company obtained a court injunction, permitting it to suspend payment of PIS and COFINS on income other than sales and to use the 2% COFINS rate on sales. The Company has recorded a provision of US$ 13,642 (US$ 7,509 at December 31, 2002), presented in other taxes payable, for the amounts which may become due if the injunction is overturned.

On February 2, 2001, SKY and the Escritório Central de Arrecadação e Distribuição (ECAD) signed an agreement which established an amount approximately equivalent to US$ 2,269 as the Company’s liability to ECAD for copyright royalties relating to broadcasts through December 31, 2000. This amount has been paid in 60 monthly installments in Brazilian currency plus inflation adjustments.

SKY Brasil Serviços Ltda.

Notes to the Consolidated Financial Statements

for the years ended December 31, 2003 and 2002

Expressed in thousands of U.S. dollars (except where otherwise stated) (continued)

The Company leases its administrative offices and other operating facilities under operating leases, which expire up to 2006.

The following is a schedule by year of future minimum rental payments required under this operating lease as of December 31, 2003:

Year ending December 31, 2003	Amount
2004	860
2005	650
2006	190

12	Fair Value of Financial Instruments

Cash and cash equivalents are stated at cost plus accrued interest and approximate fair value.

Based on interest rates currently available to SKY for supplier financing with similar terms and average maturities, the fair value of long-term transponder financing approximates its carrying value, after discount (Note 8(a)).

Based on market conditions, the estimated fair market value of the Notes at December 31, 2003 was US$ 171,000 (US$ 84,800 at December 31, 2002), and the carrying value was US$ 200,000, exclusive of the provision for the 5% Premium (Note 8(b)).

The carrying value of SKY’s other financial instruments approximates fair value, reflecting the short-term maturity of these instruments at those dates.

Fair market value estimates are made at a specific date, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company has elected not to utilize derivatives or similar financial instruments to manage its foreign exchange risk.